Form 20-F
period 2001-03-31
YORKSHIRE POWER GROUP LTD
filed 2001-07-16
CIK 1056090

================================================================================
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F

(Mark One)

                            -------------------------


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended ____________
     OR
[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from January 1, 2001 to March 31, 2001

                         Commission file number 1-14191
                         YORKSHIRE POWER GROUP LIMITED
             (Exact Name of Registrant as Specified in its Charter)

                               ENGLAND AND WALES
                (Jurisdiction of Incorporation or Organization)
           WETHERBY ROAD, SCARCROFT, LEEDS, LS14 3HS, UNITED KINGDOM
                              011-44-113-289-2123
                    (Address of Principal Executive Offices)
                   SECURITIES REGISTERED OR TO BE REGISTERED
                     PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class                                                       Name of Each Exchange On Which Registered
-------------------                                                       -----------------------------------------
8.08% Trust Securities of Yorkshire Capital Trust I,                                        New York Stock Exchange
guaranteed by Yorkshire Power Group Limited

--------------------------------------------------------------------------------

                   SECURITIES REGISTERED OR TO BE REGISTERED
                     PURSUANT TO SECTION 12(g) OF THE ACT:
                                      None
--------------------------------------------------------------------------------

              SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                     PURSUANT TO SECTION 15(d) OF THE ACT:
                                      None
--------------------------------------------------------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

440,000,002 Ordinary Shares Par Value pound 1 Per Share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                                    Yes X  No
                                                                       ---   ---
Indicate by check mark which financial statement item the registrant has elected to follow.
                                                           Item 17    Item 18 X
                                                                  ---        ---

--------------------------------------------------------------------------------
================================================================================

                                TABLE OF CONTENTS


                                                                                                                  PAGE
                Explanatory Note                                                                                     i
                Cautionary Statement Regarding Forward-Looking Statements                                            i
                Glossary of Selected Terms                                                                          ii

                                                        PART I
Item 5          Operating and Financial Review and Prospects                                                         1
Item 8.A.7      Financial Information - Legal Proceedings                                                            9

                                                        PART II
Item 13         Defaults, Dividend Arrearages and Delinquencies                                                     10
Item 14         Material Modifications to the Rights of Security Holders and Use of Proceeds                        10
Item 18         Financial Statements                                                                                11

SIGNATURES                                                                                                          20

EXPLANATORY NOTE
On April 3, 2001, Innogy Holdings plc acquired 94.75% of the issued share capital of Yorkshire Power Group Limited ("YPG") from its prior owners American Electric Power Company Inc. and Xcel Energy Inc. Xcel Energy Inc. has retained a 5.25% ownership interest. Following this acquisition YPG has become a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934 and has changed its fiscal year end from December 31 to March 31 effective January 1, 2001. This transitiion report on Form 20-F for the transition period January 1, 2001 to March 31, 2001 is being filed pursuant to Rule 13a-10(g)(4) under the Securities Exchange Act of 1934.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Form 20-F under the captions "Operating and Financial Review and Prospects", "Financial Information - Legal Proceedings" and elsewhere may constitute "forward-looking statements" within the meaning of the safe harbour provisions of The Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by, among other things, the use of forward-looking language, such as anticipate, believe, estimate, intend, plan, project, expect and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Yorkshire Group or any of its subsidiaries or industry results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: general economic and business conditions in the UK, the Authorised Area and elsewhere; currency fluctuations; governmental, statutory, regulatory or administrative initiatives affecting Yorkshire Group, Yorkshire or the UK electric and gas utilities industries; general industry trends; competition; the cost and availability of electricity, gas and other alternative energy sources; changes in commodity prices, interest rates and hedging costs; changes in business strategy, development plans or vendor relationships; availability, terms and deployment of capital; availability of qualified personnel; increased rates of taxes or other changes in tax law; changes in, or the failure or inability to comply with, governmental regulation, including, without limitation, environmental regulations; the potential introduction of the Euro; and other factors referenced in this Form 20-F. These forward-looking statements speak only as of the date of this Form 20-F.

                           GLOSSARY OF SELECTED TERMS


When used in this report, the following terms will have the meanings indicated.

AUTHORISED AREA                                Yorkshire's service area as
                                               determined by its PES License

CFDS                                           contracts for differences

COMPETITION ACT                                the UK Competition Act 1998

COMPETITION                                    COMMISSION the body created by
                                               the Competition Act to take over
                                               the then existing functions of
                                               the UK Monopolies and Mergers
                                               Commission

ELECTRICITY ACT                                the UK Electricity Act 1989

ESPS                                           Electricity Supply Pension Scheme

EU                                             the European Union

GEMA                                           the UK Gas and Electricity
                                               Markets Authority

INNOGY                                         Innogy Holdings plc

INTERNATIONAL POWER                            International Power plc (formerly
                                               known as National Power PLC)

KWH                                            kilowatt hour

NETA                                           the new electricity trading
                                               arrangements

NGC                                            the National Grid Company plc,
                                               which is wholly-owned by the
                                               National Grid Group plc

OFGEM                                          Office of Gas and Electricity
                                               Markets

PES                                            public electricity supplier

PES                                            LICENSE license granted to
                                               Yorkshire by the Secretary of
                                               State for Trade and Industry to
                                               distribute and supply
                                               electricity to any premises in
                                               its Authorised Area for the
                                               period specified by the license

POOL the wholesale trading market for electricity in England and Wales ended by the introduction of NETA

REGULATORY ACCOUNTING PERIOD                   the 12 month regulatory
                                               accounting period ended March 31

SFAS                                           US Statement of Financial
                                               Accounting Standards

UK                                             the United Kingdom

US                                             the United States of America

UTILITIES ACT                                  the UK Utilities Act 2000

YORKSHIRE                                      Yorkshire Electricity Group plc
                                               and its subsidiaries

YORKSHIRE GROUP                                Yorkshire Power Group Limited and
                                               its subsidiaries

YORKSHIRE HOLDINGS                             Yorkshire Holdings plc, a
                                               subsidiary of Yorkshire Power
                                               Group Limited

                                     PART I



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto included in Item 18 of this document. The consolidated financial statements discussed herein are presented in accordance with accounting principles generally accepted in the United States of America. The latest available audited full annual report is Form 10-K of Yorkshire Group for the year ended December 31, 2000.

BACKGROUND

Yorkshire Group is indirectly owned by Innogy (94.75%) and Xcel Energy Inc. (5.25%). Yorkshire Power Group Limited was incorporated as a limited company under the laws of England and Wales in July 1996. Effective April 1, 1997, Yorkshire Power Group Limited, through its wholly owned subsidiary Yorkshire Holdings, gained effective control of Yorkshire. Yorkshire Power Group Limited's primary asset is the stock of Yorkshire Holdings. Yorkshire Holdings, which beneficially owns all the outstanding stock of Yorkshire, has no significant operations outside of its investment in Yorkshire.

SIGNIFICANT FACTORS AND KNOWN TRENDS

Factors Affecting Revenues

Two principal factors determine the amount of revenues produced by the distribution business: the unit price of electricity distributed (which is controlled by the Distribution Price Control Formula, described below) and the number of electricity units distributed (which depends upon customer demand as influenced in part by economic activity and weather conditions).

Two principal factors determine the amount of revenues produced by the electricity supply business: the price of the electricity supplied (which, in the case of certain domestic customers within the Yorkshire Authorised Area, is controlled by the supply price control in force) and the number of electricity units supplied. The price (except as described in the preceding sentence) and the number of units supplied, which is largely determined by the number of customers supplied, are subject to competition. The revenues produced by the gas supply business are similarly determined by the price and the volume of gas supplied, which in turn are determined by the number and characteristics of customers acquired and lost.

Demand for electricity in the UK is seasonal, with demand being higher in the winter months and lower in the summer months. Yorkshire bills its smaller electricity supply customers on a staggered quarterly basis while it is generally required to pay related expenses (principally the cost of purchase electricity) on 28-day terms. However, approximately 57% of the smaller (less than 100kW) electricity supply customers settle their accounts using regular payment plans based on prepayment or spreading of the cost of their annual bill evenly throughout the year.


Competition and Industry Challenges

The current distribution price control commenced on April 1, 2000. Revenue from the distribution business is controlled by a formula (the "Distribution Price Control Formula") principally based on P x (1+(RPI-Xd)), where P is the previous year's maximum average price per unit of electricity distributed, RPI is a measure of inflation and equals the percentage change in the UK Retail Price Index between the six-month period from July to December of the two previous years and Xd is currently 3%. Therefore the maximum average price in any year is based in part on the maximum average price in the preceding year and a price reduction in any given year has an ongoing effect on the maximum average price for all subsequent years. The current Distribution Price Control Formula is to remain effective for the five-year period beginning April 1, 2000. It included a 15% reduction in allowed revenue for Yorkshire compared to the previous price control and a further 8% transfer of costs to Yorkshire's electricity supply business. The overall reduction in distribution revenue as a result of the current price control for Yorkshire was 23%.

The current supply price control for certain domestic customers commenced on April 1, 2000. This control, which is to remain in place for two years from its commencement, resulted in a real price reduction in Yorkshire's standard domestic tariff of 3.6%. This incorporated a 7.3% distribution price reduction as a result of the distribution price control review. The current supply price control also provides for a nominal price freeze for the Regulatory Accounting Period ending March 31, 2002.

Electricity priced within the allowed level will need to be secured and purchase price risk managed accordingly. If future purchase costs are significantly below the maximum envisaged by Ofgem within the current price control, Ofgem may take steps to ensure that tariffs are reduced. See "Market Risks - Commodity Price Risks" below for a discussion of the effects of NETA.

Yorkshire believes that competitive pressures in the market may require it to charge supply prices which are lower than the maximum prices established by Ofgem. If Yorkshire charges such lower prices, the result will be a further reduction in supply revenues beyond that mandated by Ofgem. Yorkshire's supply business is under competitive pressure to lower supply prices for classes of customers other than those subject to the supply price control.

The Utilities Act will have a significant impact on both gas and electricity licenses. The supply and distribution of electricity will become separate licensable activities with a bar on the same legal entity holding both an electricity supply and electricity distribution license. In addition, the PES and second tier supply licenses will be brought together into a single supply license. Standard license conditions, which are presently a feature of gas licenses, will be introduced into electricity licenses. To comply, Yorkshire intends to put in place a new group structure. This new structure may require changes to Yorkshire's existing financing arrangements.

The UK government has advised that the effective date for such legal separation is expected to be later this year. The transfer of any property, rights and liabilities to the new licensees will be effected via a transfer scheme as provided for under Schedule 7 of the Utilities Act.

The new electricity supply and distribution licenses will become effective concurrent with the effective date of the transfer scheme. The new licenses will be implemented via a licensing scheme under Schedule 7 of the Utilities Act.

The Utilities Act will remove conditions relating to PES tariff supply. PESs will then have to contract with each customer on an individual basis. To facilitate the transfer of customers from tariff supply to contract supply each PES is required to produce a further transfer scheme under Schedule 7 of the Utilities Act which provides for a deemed contract to be in place between the customer and the former PES. The terms of this deemed contract have to be approved by Ofgem. The effective date of this change will be concurrent with legal separation and the introduction of new licences.

The Utilities Act also makes provision for the implementation of a renewables obligation on electricity suppliers requiring them to purchase a fixed percentage of electricity from renewable sources. The final consultation on this is expected by August 2001.

Separation of Distribution and Electricity Supply

Since April 1, 2000, Yorkshire's electricity supply and distribution businesses have, in accordance with the PES License modifications which became effective on that date, been treated as separate businesses. There are a number of exceptions to this, such as the continued sharing of some services, which were included in the direction issued by Ofgem on the basis of the business separation compliance plan submitted by Yorkshire. The compliance plan includes all the actions Yorkshire will need to undertake in order to implement business separation, including the appointment of a compliance officer (as required by the new condition 12A of the PES License), a review of governance and management issues and the separate branding of the electricity supply and distribution businesses. Internal service level agreements for remaining common services, including information technology systems, have been established in line with the plan from January 1, 2001. Yorkshire commenced the required review of branding in November 2000 and will rebrand the distribution business by the end of March 2002.

The costs of business separation were addressed by Ofgem in its review of the distribution and supply price controls. These controls became effective on April 1, 2000, and included an allowance for separation costs of (pound)7.5 million for each REC's distribution business over the following five years ending March 31, 2005, and an allowance of (pound)200,000 per year for Yorkshire's electricity supply business for the following two years. Commercial pressures in the competitive electricity supply market may limit the ability to actually recover the allowed supply amount. Yorkshire intends to manage the costs of business separation within the Ofgem allowance.

The costs of legal separation have not been included in the Ofgem allowances, but are not expected to be significant.

Environmental Factors

Yorkshire's businesses are subject to numerous regulatory requirements with respect to the protection of the environment. The principal laws which have environmental implications for Yorkshire are the Electricity Act, the Environmental Protection Act 1990, the New Road and Street Works Act 1991, the Water Resources Act 1991 and the Environment Act 1995. Yorkshire believes that it has taken, and intends to continue taking, measures to comply with the applicable law and government regulations for the protection of the environment. There are no material legal or administrative proceedings pending against Yorkshire with respect to any environmental matter.

Market Risks

Yorkshire has certain market risks inherent in its business activities. Market risk represents the risk of loss that may impact Yorkshire due to adverse changes in market prices and rates.

Commodity Price Risk

The previous system of wholesale purchasing through the Pool was replaced by NETA on March 27, 2001. NETA requires participants to submit half hourly forecasts of electricity supply and demand and endeavour to balance contract positions and metered volumes. There are incentives, in the form of imbalance payments, for generators and suppliers to balance their supply/demand position. Yorkshire has redefined current business operations in order to effectively manage its position in the new market by seeking to predict its customers' demand for electricity on a short-term basis as accurately as possible and effectively managing the risks of imbalances. It is anticipated that NETA will make the market for the sale of electricity by generators more competitive and increase competitive pressures in the electricity supply industry. Yorkshire's strategies implemented to deal with NETA have ensured that Yorkshire has avoided significant costs associated with imbalance payments and this is expected to continue in the future. The introduction of NETA led to the renegotiation of an onerous energy contract that resulted in the creation of a (pound)36 million provision to reflect future cash payments by Yorkshire to the counterparty in order to cancel the previous contract.

Yorkshire Group's exposure to wholesale price variability has declined following measures implemented on April 3, 2001 by Innogy, the new parent company of Yorkshire. Innogy substantially closed Yorkshire Group's forward positions on this date and new fixed price contracts were established with Innogy which cover Yorkshire Group's existing contracts. As Innogy is effectively increasing its trading activity to cover demand from Yorkshire customers this has led to the transfer of wholesale price risk from Yorkshire Group to Innogy. This activity has not affected Yorkshire Group's existing contracts outstanding at March 31, 2001. The remaining risks associated with energy trading relate to balancing payments, which could arise following the introduction of NETA, gas imbalance costs and short term gas contracts purchased for hedging purposes.

Credit Risk

Credit risk refers to the risk of financial loss that would result from the failure of counter parties to comply with the terms of their contractual obligations with Yorkshire Group.

The concentration of credit risk in respect of trade accounts receivable is limited, due to Yorkshire's large customer base.

Yorkshire Group is exposed to losses in the event of non-performance by counter parties to its financial market transactions. To manage this credit risk, Yorkshire Group selects counter parties based on their credit ratings and applies limits to its exposure to each counter party.

Foreign Currency Exchange Rate Risk

Yorkshire Group is partly capitalised by US Dollar-denominated debt. Changes in the US Dollar/Pound Sterling exchange rate will affect the Pound Sterling value of cash flows under the US Dollar-denominated debt and the Pound Sterling fair value of the US Dollar-denominated debt. Yorkshire Group uses cross-currency swaps to manage the cash flow and translation risks arising from its exposures to foreign currency exchange rate movements associated with US Dollar-denominated debt.

Yorkshire Group has three outstanding issues of foreign currency debt, $350 million 6.154% Senior Notes due 2003, $300 million 6.496% Senior Notes due 2008 and $265 million 8.08% Trust Securities due 2038. Cross currency swaps are used to manage the foreign currency exchange rate risk arising from these borrowings. The aggregate nominal value of the cross currency swaps at March 31, 2001 was $906 million. All US Dollar cash flows under other US dollar denominated debt issued by Yorkshire Group are matched by cash flows under cross-currency swaps.

Interest Rate Risk

Yorkshire Group is partly funded by short and long-term Pound Sterling-denominated debt bearing variable and fixed interest rates and long-term US Dollar-denominated debt bearing fixed interest rates. Changes in Pound Sterling and US Dollar interest rates will affect the cash flows under debt bearing variable interest rates and the fair value of debt bearing fixed interest rates.

Yorkshire Group uses interest rate caps to manage its cash flow exposures to Pound Sterling-denominated debt that bears interest at variable rates. Other financial instruments may be used in the future.

At March 31, 2001, fixed interest rates were payable on 79% of debt and interest rate caps covered a further 3% of debt; the average debt maturity was 13 years.

The following table presents by calendar year of maturity date, as of March 31, 2001, the total principal cash repayments and related weighted average interest rates of Yorkshire Group's debt.



AT MARCH 31, 2001

                                                                      MATURITY DATE

                                                                                                         THERE
                                          2001          2002     2003      2004         2005             AFTER           TOTAL

                                                                  (ALL AMOUNTS MILLIONS)
DEBT
Fixed interest rate

Pound sterling denominated debt
Amount                              (pound)4      (pound)4        --        --   (pound)150       (pound)400       (pound)558
Average interest rate                      7.5%          7.5%     --        --            8.6%             8.3%             8.3%
Variable interest rate

Pound sterling denominated debt
Amount                            (pound)134            --        --        --   (pound)155               --       (pound)289
Average interest rate                      5.9%         --        --        --            6.5%            --                6.2%
Fixed interest rate

US dollar denominated debt
Amount                                    --            --      $350        --           --             $565             $915
Average interest rate                     --            --         6.2%     --           --                7.2%             6.8%

European Monetary Union

On January 1, 1999, 11 European Union countries formed an economic and monetary union and introduced a single currency, the Euro. Although the UK did not join at this time, the UK Government has indicated that it may join in the future. Management is currently assessing the effort required to prepare Yorkshire Group for the potential introduction of the Euro in the UK.

CHANGES IN REGULATION

On April 12, 2001, the UK government published its proposals for the definition of the relevant turnover when applying financial penalties to gas and electricity licensees. Under the Utilities Act, GEMA will be able to impose financial penalties of up to 10% of turnover on licensees who breach license requirements. Of the options considered, the key proposal is that the relevant turnover should be the total turnover of the company in the United Kingdom which is the holder of the relevant license. Turnover is to be defined in a Statutory Instrument, subject to affirmative resolution in both Houses of Parliament. The consultation document includes a draft Statutory Instrument. Views were invited on the proposals and on the draft Statutory Instrument by July 5, 2001 and a response to proposals made is expected in due course.

OPERATING RESULTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2001

Net income/(loss) for the three-month period decreased by (pound)42 million (150%) from a (pound)28 million profit to a loss of ((pound)14) million, as compared to the same period last year. There is a decline of (pound)8 million due to the prior period containing the cumulative effect of a change in depreciation method. The remaining change in net income is due primarily to the creation of a (pound)36 million provision in respect of an onerous contract, a (pound)9 million write off of capitalised costs of an e-business project, and a decrease in gross margin for the gas supply business

Income statement line items that changed significantly were:

                                                                                             INCREASE/(DECREASE)
----------------------------------------------------------------------------------------------------------------------
                                                                                                (IN MILLIONS)
                                                                                           (POUND)            %
Operating revenues..............................................................              15               4
Gross margin....................................................................             (42)            (33)
Selling, general and administrative.............................................               1               3
Depreciation and amortization...................................................              10              53
Maintenance expenses............................................................              (3)            (21)
Provision for income taxes......................................................             (14)           (140)
SFAS 133 transition adjustment, net of tax......................................               1             N/A

Cumulative effect on prior years of changing to a different depreciation method.              (8)           (100)

Net (Loss) / Income.............................................................             (42)           (150)

Comprehensive(Loss) / Income ...................................................             (78)           (279)


Electricity supply operating revenues in the competitive market have decreased by (pound)47 million when compared to the same period last year. A growth in the volume of electricity supplied to larger non-residential electricity supply customers has been partially offset by a decrease in volumes supplied to the residential electricity supply market. However, despite overall volume growth, the impact of the supply price control review has been to reduce operating revenues for the electricity supply business when compared to the three-month period ended March 31, 2000. Gas supply operating revenues in the competitive market increased by (pound)62 million as the number of residential gas supply customers rose in the period. An increase in non-residential gas supply customers has also contributed to the increase in revenues.

Gross margin has been reduced because of increased gas purchase costs when compared to the three-month period ended March 31, 2000. This decrease in gross margin was partially offset by an increase in gross margin for the electricity supply business, despite competitive pressures. This is primarily due to lower electricity purchase costs and favorable CFD settlements. In addition other costs have decreased, notably those associated with the use of the distribution network, as a result of the distribution price control review, effective April 1, 2000.

Following the introduction of NETA, certain energy contracts have been renegotiated, as the contract terms could not continue to apply in their existing form under NETA. This has resulted in the creation of a (pound)36 million provision in the three-month period to reflect future cash payments by Yorkshire to the counterparty in order to cancel the previous contract. The provision reflects the obligation under the contractual terms for Yorkshire to compensate the counterparty by making payments of (pound)1.7 million per month over 23 months.

It is anticipated that NETA, which began on March 27, 2001, will make the market for the sale of electricity by generators more competitive and that the strong competitive pressures in the electricity supply industry will continue to affect the future results of Yorkshire.

External revenues attributable to the distribution business have increased slightly due to the competitive market creating growth in revenues for the use of the distribution network from external customers. However, this growth has been offset in part by the impact of the distribution price control review, which has adversely affected distribution revenues when compared to the three-month period ended March 31, 2000.

The reduction in maintenance costs is the result of a reduction in controllable costs by Yorkshire in response to the distribution price control review, effective April 1, 2000. Depreciation expense increased largely because a decision was taken to cancel the launch of a proposed e-business project to avoid duplication of activities with Innogy and achieve synergy savings. Amounts capitalised to date on this project have been written off during the period, resulting in a (pound)9 million increase in depreciation expense. Selling, general and administrative costs are in line with last year.

Provision for income taxes has moved in line with the profit for the period.

Yorkshire Group has adopted Statement of Financial Accounting Standard (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138 for US GAAP reporting as of January 1, 2001. SFAS 133 and 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives).

In accordance with SFAS No. 133, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for movements in fair value of derivatives depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. If certain conditions are met, Yorkshire Group can elect to designate a derivative instrument as a hedge of exposures. If the hedged exposure is a fair value exposure, movements in fair value are recognised in earnings with the offsetting gain or loss on the hedged item attributable to the hedged risk. If the hedged exposure is a cashflow exposure, the effective portion of the movement in fair value of the derivative instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings at the time the forecasted transaction impacts earnings. Amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the movements in fair value of the derivative instrument are reported in earnings in the current period. If a derivative instrument is not designated as a hedge, movements in the fair value of the instrument are recognised in earnings.

The types of derivative Yorkshire Group has identified and recorded on the balance sheet are energy contracts associated with ongoing operating activities and cross currency swaps related to long term financing which contain an interest rate component.

The impact to earnings resulted in a gain of approximately (pound)1 million that was recorded in earnings on January 1, 2001, as a cumulative adjustment for a change in accounting principle, net of taxes of (pound)1 million. On January 1, 2001, there were (pound)61 million of deferred losses included in other comprehensive income (net of tax of (pound)26 million).

Of the (pound)36 million (net of tax of (pound)16 million) in other comprehensive income at March 31, 2001, (pound)6 million (net of tax of (pound)2 million) is expected to be reclassified into earnings through cost of sales in the year ending March 31, 2002.

During the three months ended March 31, 2001, (pound)12 million (net of tax of (pound)5 million) was reclassified from other comprehensive income into earnings through cost of sales. (pound)27 million (net of tax of (pound)12 million) was removed from other comprehensive income during the period as a result of the introduction of NETA of which (pound)36 million (before taxes) has been charged to the income statement during the period.



LIQUIDITY AND CAPITAL RESOURCES

Yorkshire Power Group Limited's primary asset is the entire share capital of Yorkshire Holdings, which in turn owns the entire share capital of Yorkshire as its primary asset. Yorkshire Power Group Limited is therefore dependent upon dividends from Yorkshire for its cash flow.

Financing

During the three-month period ended March 31, 2001, Yorkshire established two letters of credit with a total value of (pound)24 million. This facility was put in place to ensure Yorkshire had sufficient funds to honor its commitments under the NETA balancing and settling arrangements. Following a review of its potential liability from existing commitments Yorkshire has agreed to let one of the agreements lapse on June 28, 2001 leaving a facility of (pound)12 million. The remaining agreement ends on September 28, 2001 when the need for such facilities will be reviewed.

Available Sources of Credit

At March 31, 2001, in addition to cash flow from Yorkshire's operations available for distribution indirectly to Yorkshire Group, Yorkshire Group had (pound)145 million available under its syndicated (pound)270 million credit facilitiy that expires in 2003, as its primary source of liquidity.

Yorkshire Group will also be required to fund its ongoing capital expenditures, fund its debt service and cover its seasonal working capital needs. Yorkshire Group expects to fund these ongoing cash requirements through a combination of available cash flow from Yorkshire's operations and amounts available under its syndicated credit facility.

Use and Source of Funds

Cash outflow from operating activities during the three-month period ended March 31, 2001 was (pound)5 million which includes interest payments of (pound)42 million. Drawings from the syndicated credit facility were increased by (pound)40 million which was the principal source of funds. During this period, Yorkshire Group utilized (pound)20 million for capital expenditures.

Capital Expenditures

Yorkshire Group's capital expenditures are primarily related to the distribution business and include expenditures for load-related, non-load-related and non-operational capital assets. Load-related capital expenditures are largely required by new business growth. Customer contributions are normally received where capital expenditures are made to extend or upgrade service to customers (except to the extent that such capital expenditures are made to enhance Yorkshire's distribution network generally). Non-load-related capital expenditures include asset replacement, which is expected to continue until at least the next decade. Other non-load-related expenditures include system upgrade work that provides for load growth and has the additional benefit of improving network security and reliability. Non-operational capital expenditures are for assets such as fixtures and equipment. For the three-month periods ended March 31, 2001, and March 31, 2000, capital expenditures, net of customer contributions, were (pound)20 million and (pound)23 million, respectively.

Management believes that cash flow from operations, together with its existing sources of credit will provide sufficient working capital to meet Yorkshire Group's present requirements.

ITEM 8.A.7. FINANCIAL INFORMATION - LEGAL PROCEEDINGS

The Pension Ombudsman (a UK arbitrator appointed by statute) issued a "final determination" in favor of complaints made by members of the ESPS relating to NGC's use of the ESPS surplus to offset its additional costs of early payment of pensions as a result of reorganization or redundancy, together with additional contributions required after a valuation. Under that determination the Pension Ombudsman directed NGC to pay into ESPS the amount of that use of the surplus plus interest. The Pension Ombudsman's final determination was challenged in the courts by NGC and International Power, who was also subject to a similar complaint. The High Court subsequently ruled that such use of surplus was permissible.

On February 10, 1999, the Court of Appeal ruled that the particular arrangements made by NGC and International Power to dispose of the surplus, partly by canceling liabilities relating to pension costs resulting from early retirement, were invalid as they did not comply fully with the rules and procedures for dealing with surplus at that time. However, the Court of Appeal did uphold the High Court's ruling that NGC and International Power could benefit from pension scheme surplus provided that the scheme rules allow and that the interests of the members are taken into account.

Following a further hearing on May 25 and May 26, 1999 the Court of Appeal ordered NGC and International Power to pay all sums properly payable by them to their group trustees. However, enforcement of the order was stayed pending the outcome of any appeals to the House of Lords, leave for which was granted.

NGC and International Power initiated appeals in the House of Lords. NGC and International Power also executed amendments, which purport to cancel their accrued contribution obligations arising from the Court of Appeal's judgment.

Yorkshire made similar use of actuarial surplus and estimated the maximum amount receivable by the ESPS in respect of the use of surplus by Yorkshire to be approximately (pound)38 million plus interest of (pound)15 million.

Yorkshire, with EPSL (the ESPS's central co-ordinating and policy body) and other member companies, has now considered with its legal advisers, the option of executing similar retrospective deeds of amendment to those executed by the two litigants: NGC and International Power. Accordingly, a retrospective deed of amendment was executed on January 22, 2001. Yorkshire's pension trustees have been kept fully informed of Yorkshire's intentions and actions.

The appeals initiated by NGC and International Power in the House of Lords were heard in February 2001. The House of Lords ruled on April 4, 2001 in favor of NGC and International Power. In essence, the judges decided that the employers had acted properly and in accordance with their powers and duties when dealing with the 1992 and 1995 ESPS surpluses.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 18.   FINANCIAL STATEMENTS


                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                                  (IN MILLIONS)
                                   (UNAUDITED)


                                                                                      THREE MONTHS ENDED

                                                                                  MARCH 31, 2001     MARCH 31, 2000
-------------------------------------------------------------------------------------------------------------------
                                                                             (pound)             $         (pound)
                                                                                          (See Note 1)
Operating revenues ..................................................           438            621            423
Cost of sales .......................................................           351            498            294
                                                                              -----          -----          -----
Gross margin ........................................................            87            123            129
Operating expenses:
  Maintenance .......................................................            11             15             14
  Depreciation and amortization .....................................            29             41             19
  Selling, general and administrative ...............................            38             54             37
                                                                              -----          -----          -----
Income from operations ..............................................             9             13             59
Interest expense, net ...............................................           (28)           (40)           (29)
                                                                              -----          -----          -----
(Loss)/income from continuing operations before income taxes ........           (19)           (27)            30
(Credit)/provision for income taxes .................................            (4)            (6)            10
                                                                              -----          -----          -----
(Loss)/income from continuing operations before cumulative
  effect of change in accounting principal ..........................           (15)           (21)            20
SFAS 133 transition adjustment, net of tax of(pound)1 ($1) ..........             1              1             --
Cumulative effect on prior years (to December 31, 1999) of
  changing to a different depreciation method .......................            --             --              8
                                                                              -----          -----          -----
Net (Loss)/income ...................................................           (14)           (20)            28
                                                                              =====          =====          =====
Other comprehensive income, net of tax of(pound)16 ($23):

Fair value of derivative instruments :  designated cashflow
  hedges ............................................................           (36)           (51)            --
                                                                              -----          -----          -----
Comprehensive (Loss) / Income .......................................           (50)           (71)            28
                                                                              =====          =====          =====

The accompanying notes are an integral part of these consolidated financial statements.

                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)
                                   (UNAUDITED)



                                                                                                      DECEMBER 31,
                                                                               MARCH 31, 2001             2000
------------------------------------------------------------------------------------------------------------------
                                                                           (pound)             $        (pound)
                                                                                      (See Note 1)
Assets
Fixed Assets:
  Property, plant and equipment, net of accumulated
    depreciation of(pound)200 ($284) and (pound)177 ..............          1,076          1,527          1,079
  Construction work in progress ..................................             13             18             14
                                                                            -----          -----          -----
           Total fixed assets ....................................          1,089          1,545          1,093
                                                                            -----          -----          -----
Current Assets:
  Cash and cash equivalents ......................................             11             15             11
  Investments ....................................................             17             24             14
  Accounts receivable, less provision for uncollectibles of
    (pound)19 ($27) and(pound)19 .................................             81            115             59
  Unbilled revenue ...............................................            157            223            161
  Electricity and gas trading contracts ..........................             51             72             76
  Prepaids and other .............................................             49             70             59
                                                                            -----          -----          -----
           Total current assets ..................................            366            519            380
                                                                            -----          -----          -----
Other Assets:
  Goodwill, net of accumulated amortization of(pound)98 ($139) and
    (pound)92 ....................................................            867          1,230            873
  Investments, long-term .........................................             35             50             34
  Prepaid pension asset ..........................................            136            193            133
  Electricity and gas trading contracts ..........................             26             37             22
  Other non-current assets .......................................            102            145             71
                                                                            -----          -----          -----
           Total other assets ....................................          1,166          1,655          1,133
                                                                            -----          -----          -----
Total assets .....................................................          2,621          3,719          2,606
                                                                            =====          =====          =====

The accompanying notes are an integral part of these consolidated financial statements.

                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)
                                   (UNAUDITED)



                                                                                                      DECEMBER 31,
                                                                              MARCH 31, 2001              2000
-----------------------------------------------------------------------------------------------------------------
                                                                        (pound)               $          (pound)
                                                                                      (See Note 1)
Shareholders' Equity And Liabilities
Shareholders' Equity:
  Share capital,(pound)1 par value common shares, 440,000,100
    authorised and 440,000,002 issued and outstanding ........             440              624             440
  Retained profit ............................................              52               74              66
  Other comprehensive (loss) / income ........................             (36)             (51)             --
                                                                         -----            -----           -----
           Total shareholders' equity ........................             456              647             506
                                                                         -----            -----           -----
Long-term debt ...............................................           1,183            1,679           1,161
Company-obligated mandatorily redeemable trust securities of subsidiary holding solely junior subordinated deferrable
      interest debentures ....................................             187              265             178
Other non-current liabilities:
  Deferred income taxes ......................................             200              284             220
  Provision for uneconomic electricity and gas contracts .....              24               34              21
  Electricity and gas trading contracts ......................              35               50              23
  Other ......................................................              51               72              15
                                                                         -----            -----           -----
           Total Other Non-Current Liabilities ...............             310              440             279
                                                                         -----            -----           -----
Current liabilities:
  Current portion of long-term debt ..........................               4                6               4
  Short-term debt ............................................             134              190             106
  Accounts payable ...........................................              72              102              78
  Accrued liabilities and deferred income ....................              97              138             115
  Electricity and gas trading contracts ......................              60               85              76
  Provision for uneconomic electricity and gas contracts .....              20               28               5
  Income taxes payable .......................................              47               67              47
  Other current liabilities ..................................              51               72              51
                                                                         -----            -----           -----
           Total current liabilities .........................             485              688             482
                                                                         -----            -----           -----
Total liabilities ............................................           2,165            3,072           2,100
                                                                         -----            -----           -----
Commitments and contingencies (Note 3)
Total shareholders' equity and liabilities ...................           2,621            3,719           2,606
                                                                         =====            =====           =====

The accompanying notes are an integral part of these consolidated financial statements.

                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                  (IN MILLIONS)
                                   (UNAUDITED)


                                                                            THREE MONTHS ENDED

                                                                                               MARCH 31,
                                                                      MARCH 31, 2001             2000
--------------------------------------------------------------------------------------------------------
                                                                   (pound)            $         (pound)
                                                                                (See Note 1)
Cash Flows From Operating Activities:
Net (loss) / income ........................................          (14)          (20)            28
Movement in other comprehensive income .....................          (36)          (51)            --
Adjustments to reconcile net income to net cash provided by
      operating activities:
  Depreciation of fixed asset investment included in cost of
  sales ....................................................           --            --              3
  Depreciation and amortization ............................           29            41             19
  Cumulative effect of a change in depreciation method .....           --            --            (12)
  Deferred income tax ......................................          (20)          (28)            11
Changes in assets and liabilities:
  Receivables and unbilled revenue .........................          (18)          (25)           (33)
  Income taxes payable .....................................           --            --             (2)
  Prepaids and other current assets ........................           10            14             (6)
  Prepaid pension asset ....................................           (3)           (4)            (4)
  Other current liabilities ................................           --            --             16
  Accounts payable .........................................           (6)           (9)           (15)
  Accrued liabilities and deferred income ..................          (18)          (26)           (18)
  Electricity and gas trading contracts ....................           17            24             (2)
  Provision for uneconomic electricity and gas contracts ...           18            26             (2)
  Other non-current liabilities ............................           36            51              1
  Other ....................................................           --            --              1
                                                                    -----         -----          -----
      Net cash used in Operating Activities ................           (5)           (7)           (15)
                                                                    -----         -----          -----
Cash Flows from Investing Activities:
  Capital expenditures .....................................          (20)          (29)           (23)
  Proceeds from sale of property, plant and equipment ......           --            --              1
  Other ....................................................           (3)           (4)            --
                                                                    -----         -----          -----
      Net Cash used in Investing Activities ................          (23)          (33)           (22)
                                                                    -----         -----          -----
Cash Flows from Financing Activities:
  Proceeds from insurance of long-term debt ................           --            --            165
  Repayment of long-term debt ..............................           --            --             (4)
  Net change in short-term debt ............................           28            40           (124)
                                                                    -----         -----          -----
      Net cash provided by Financing Activities ............           28            40             37
                                                                    -----         -----          -----
(Decrease) increase in cash and cash equivalents ...........           --            --             --
Cash and cash equivalents at beginning of period ...........           11            16              9
                                                                    =====         =====          =====
Cash and cash equivalents at end of period .................           11            16              9
                                                                    =====         =====          =====

                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                          (IN MILLIONS, EXCEPT SHARES)
                                   (UNAUDITED)


FOR THE THREE MONTHS ENDED MARCH 31, 2001:

                                                                                                                Other
                                                                                                                Compre-
                                                                                                   Retained     hensive
                                                                           Shares        Amount    profit       Income        Total
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         (pound)    (pound)     (pound)      (pound)
Balance, January 1, 2001                                                 440,000,002        440         66          --          506

Comprehensive income

Net Loss                                                                          --         --        (14)         --          (14)

Other comprehensive income

Fair value of derivative instrument designated as cashflow hedges:

Cumulative translation adjustment, net
of tax of(pound)26                                                                --         --         --         (61)         (61)

Amounts reclassified into earnings, net                                           --         --         --          12           12
of tax of(pound)5

Additional cashflow hedges during
period, net of tax of(pound)-                                                     --         --         --          (1)          (1)

Terminated hedging contracts, net of
tax of (pound)12                                                                  --         --         --          27           27

Movements in fair value, net of tax of
(pound)6                                                                          --         --         --         (13)         (13)
                                                                         -----------      -----      -----       -----        -----
Balance, March 31, 2001                                                  440,000,002        440         52         (36)         456
                                                                         -----------      -----      -----       -----        -----




The accompanying notes are an integral part of these consolidated financial statements.

                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                   (UNAUDITED)


1.   GENERAL

In the opinion of management, the financial statements reflect all adjustments (consisting of only normal recurring accruals) which are necessary for a fair presentation of the results of operations for interim periods.

The consolidated financial statements of Yorkshire Group and its subsidiaries are presented in pounds sterling and in conformity with accounting principles generally accepted in the United States of America.

Certain prior year amounts have been reclassified to conform with current year presentation.

The latest available audited full annual report is Form 10-K of Yorkshire Group for the year ended December 31, 2000.

The consolidated balance sheets, income statements, statements of cash flows and certain information in the notes to the consolidated financial statements are presented in pounds sterling ((pound)) and in US dollars ($) solely for the convenience of the reader, at the exchange rate of (pound)1 = $1.4190, the US Federal Reserve Noon Buying Rate on March 30, 2001. This presentation has not been translated in accordance with SFAS No. 52, "Foreign Currency Translation." No representation is made that the pounds sterling amounts have been, could have been, or could be converted into US dollars at that or any other rate of exchange.

2.   NEW ACCOUNTING STANDARD

Yorkshire Group has adopted Statement of Financial Accounting Standard (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138 for US GAAP reporting as of January 1, 2001. SFAS 133 and 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives).

In accordance with SFAS No. 133, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for movements in fair value of derivatives depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. If certain conditions are met, Yorkshire Group can elect to designate a derivative instrument as a hedge of exposures. If the hedged exposure is a fair value exposure, movements in fair value are recognised in earnings with the offsetting gain or loss on the hedged item attributable to the hedged risk. If the hedged exposure is a cashflow exposure, the effective portion of the movement in fair value of the derivative instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings at the time the forecasted transaction impacts earnings. Amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the movements in fair value of the derivative instrument are reported in earnings in the current period. If a derivative instrument is not designated as a hedge, movements in the fair value of the instrument are recognised in earnings.

The types of derivative Yorkshire Group has identified and recorded on the balance sheet are energy contracts associated with ongoing operating activities and cross currency swaps related to long term financing which contain an interest rate component.

The impact to earnings resulted in a gain of approximately (pound)1 million that was recorded in earnings on January 1, 2001, as a cumulative adjustment for a change in accounting principle, net of taxes of (pound)1 million. On January 1, 2001, there were (pound)61 million of deferred losses included in other comprehensive income (net of tax of (pound)26 million).

Of the (pound)36 million (net of tax of (pound)16 million) in other comprehensive income at March 31, 2001, (pound)6 million (net of tax of (pound)2 million) is expected to be reclassified into earnings through cost of sales in the year ending March 31, 2002.

During the three months ended March 31, 2001, (pound)12 million (net of tax of (pound)5 million) was reclassified from other comprehensive income into earnings through cost of sales. (pound)27 million (net of tax of (pound)12 million) was removed from other comprehensive income during the period as a result of the introduction of NETA of which (pound)36 million (before taxes) has been charged to the income statement during the period.

3.   CONTINGENCIES

LEGAL PROCEEDINGS

The Pension Ombudsman (a UK arbitrator appointed by statute) issued a "final determination" in favor of complaints made by members of the ESPS relating to NGC's use of the ESPS surplus to offset its additional costs of early payment of pensions as a result of reorganization or redundancy, together with additional contributions required after a valuation. Under that determination the Pension Ombudsman directed NGC to pay into ESPS the amount of that use of the surplus plus interest. The Pension Ombudsman's final determination was challenged in the courts by NGC and International Power, who was also subject to a similar complaint. The High Court subsequently ruled that such use of surplus was permissible.

On February 10, 1999, the Court of Appeal ruled that the particular arrangements made by NGC and International Power to dispose of the surplus, partly by canceling liabilities relating to pension costs resulting from early retirement, were invalid as they did not comply fully with the rules and procedures for dealing with surplus at that time. However, the Court of Appeal did uphold the High Court's ruling that NGC and International Power could benefit from pension scheme surplus provided that the scheme rules allow and that the interests of the members are taken into account.

Following a further hearing on May 25 and May 26, 1999 the Court of Appeal ordered NGC and International Power to pay all sums properly payable by them to their group trustees. However, enforcement of the order was stayed pending the outcome of any appeals to the House of Lords, leave for which was granted.

NGC and International Power initiated appeals in the House of Lords. NGC and International Power also executed amendments, which purport to cancel their accrued contribution obligations arising from the Court of Appeal's judgment.

Yorkshire made similar use of actuarial surplus and estimated the maximum amount receivable by the ESPS in respect of the use of surplus by Yorkshire to be approximately (pound)38 million plus interest of (pound)15 million.

Yorkshire, with EPSL (the ESPS's central co-ordinating and policy body) and other member companies, has now considered with its legal advisers, the option of executing similar retrospective deeds of amendment to those executed by the two litigants: NGC and International Power. Accordingly, a retrospective deed of amendment was executed on January 22, 2001. Yorkshire's pension trustees have been kept fully informed of Yorkshire's intentions and actions.

The appeals initiated by NGC and International Power in the House of Lords were heard in February 2001. The House of Lords ruled on April 4, 2001 in favor of NGC and International Power. In essence, the judges decided that the employers had acted properly and in accordance with their powers and duties when dealing with the 1992 and 1995 ESPS surpluses.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. As a result of the transition to a more competitive utility environment, estimates are required for revenues and the costs to produce revenues, including bad debt expense.

4.   BUSINESS SEGMENTS

Yorkshire Group is primarily engaged in two businesses: electricity distribution, which involves the transmission of electricity across its network to end users, and supply, which involves bulk purchase of electricity and gas for delivery to its customers. These businesses form the basis for the identification of reportable segments as shown below. Included in "Other" are insignificant operating subsidiaries as well as various corporate activities, and non-allocated corporate assets.

Management evaluates segment performance based on segment income from operations, which is shown below.

Intersegment sales primarily represent sales from the distribution business to the supply business for use of the distribution network.

A summary of information about Yorkshire Group's operations by segment follows (in millions):

                                                     THREE MONTHS ENDED MARCH 31, 2001

                                                                (UNAUDITED)

                                                                                   ELIMINATIONS
                                                                                            AND
                                                                                  NON-ALLOCATED
                              DISTRIBUTION            SUPPLY            OTHER             ITEMS     CONSOLIDATED
                                   (pound)           (pound)          (pound)           (pound)          (pound)
----------------------------------------------------------------------------------------------------------------
Revenues from external
  customers..............               28               410               --                --              438
Intersegment sales.......               42                 5               --               (47)              --
Income (loss) from
  operations.............               38               (18)              (6)               (5)               9
     Total assets........            1,145               507            2,905            (1,936)           2,621
                                     =====               ===            =====            ======            =====


                                                     THREE MONTHS ENDED MARCH 31, 2000

                                                                                   ELIMINATIONS
                                                                                            AND
                                                                                  NON-ALLOCATED
                              DISTRIBUTION            SUPPLY            OTHER             ITEMS     CONSOLIDATED
                                   (pound)           (pound)          (pound)           (pound)          (pound)
----------------------------------------------------------------------------------------------------------------
Revenues from external
  customers..............               27               396               --                --              423
Intersegment sales.......               60                 7               --               (67)              --
Income (loss) from
  operations.............               42                25               (2)               (6)              59
     Total assets........            1,094               453            2,832            (1,886)           2,493
                                     =====               ===            =====            ======            =====

Non-allocated items within total assets consist principally of goodwill of (pound)867 million at March 31, 2001 and (pound)896 million at March 31, 2000.

Non-allocated items within income from operations consist principally of amortization of goodwill of (pound)6 million in the three-month period ended March 31 for both 2001 and 2000.


5.   ACQUISITION BY INNOGY

On April 3, 2001, Innogy Finance Ltd acquired 94.75% of the issued share capital of Yorkshire Power Group Limited ("YPG") from its prior owners American Electric Power Company Inc. and Xcel Energy Inc. Xcel Energy Inc. has retained a 5.25% ownership interest. Consideration for the acquisition was approximately (pound)508.6 million. Innogy Finance Ltd is a wholly-owned subsidiary of Innogy. Innogy is an integrated energy company in the United Kingdom.

Following this acquisition YPG has become a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934 and has changed its fiscal year end from December 31 to March 31 effective January 1, 2001. This transitiion report on Form 20-F for the transition period January 1, 2001 to March 31, 2001 is being filed pursuant to Rule 13a-10(g)(4) under the Securities Exchange Act of 1934.


6.   FIXED ASSETS

A decision was taken to cancel the launch of a proposed e business project to avoid duplication of activities with Innogy and achieve synergy savings. Amounts capitalised to date on this project have been written off during the period, resulting in a (pound)9 million increase in depreciation expense.



7.   SUBSEQUENT EVENTS

Yorkshire Group's exposure to wholesale price variability has declined following measures implemented on April 3, 2001 by Innogy, the new parent company of Yorkshire. Innogy substantially closed Yorkshire Group's forward positions on this date and new fixed price contracts were established with Innogy which cover Yorkshire Group's existing contracts. As Innogy is effectively increasing its trading activity to cover demand from Yorkshire customers this has led to the transfer of wholesale price risk from Yorkshire Group to Innogy. This activity has not affected Yorkshire Group's existing contracts outstanding at March 31, 2001. The remaining risks associated with energy trading relate to balancing payments, which could arise following the introduction of NETA, gas imbalance costs and short term gas contracts purchased for hedging purposes.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this transition period report on its behalf.

                                            YORKSHIRE POWER GROUP LIMITED




                                            By:  /s/ Michael Bowden
                                                --------------------------------

                                                Name:  Michael Bowden
                                                      --------------------------

                                                Title:  Company Secretary
                                                       -------------------------

Date: July 16, 2001