Form 20-F
period 2001-12-31
YORKSHIRE POWER GROUP LTD
filed 2002-07-12
CIK 1056090

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

                                 JULY 12, 2002

(Mark One)                 -------------------------

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the year ended December 31, 2001
      OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the transition period

                         Commission file number 1-14191
                          YORKSHIRE POWER GROUP LIMITED
             (Exact Name of Registrant as Specified in its Charter)

                                England and Wales
                 (Jurisdiction of Incorporation or Organization)
   Carliol House, Market Street, Newcastle upon Tyne, NE1 6NE, United Kingdom
                               011-44-191-210-2000
                         (Address of Principal Executive
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

                    SECURITIES REGISTERED OR TO BE REGISTERED
                      PURSUANT TO SECTION 12(g) OF THE ACT:
                                      None
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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

440,000,002 Ordinary Shares Par Value (pound)1 Per Share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                                 Yes_X_ No__

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                       Item 17__  Item 18_X_

                                TABLE OF CONTENTS

                                                                      Page
Explanatory Notes                                                       1
Cautionary Statement Regarding Forward-Looking Statements               1
PART I
Item 1          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS   2
Item 2          OFFER STATISTICS AND EXPECTED TIMETABLE                 2
Item 3          KEY INFORMATION                                         2
Item 4          INFORMATION ON THE COMPANY                              8
Item 5          OPERATING AND FINANCIAL REVIEW AND PROSPECTS           27
Item 6          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES             35
Item 7          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS      37
Item 8          FINANCIAL INFORMATION                                  37
Item 9          THE OFFER AND LISTING                                  38
Item 10         ADDITIONAL INFORMATION                                 38
Item 11         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                   MARKET RISK                                         39
Item 12         DESCRIPTION OF SECURITIES OTHER THAN EQUITY
                   SECURITIES                                          43
PART II
Item 13         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES        44
Item 14         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                   HOLDERS AND USE OF PROCEEDS                         44
Item 15         [RESERVED]                                             44
Item 16         [RESERVED]                                             44
PART III
Item 17         FINANCIAL STATEMENTS                                   45
Item 18         FINANCIAL STATEMENTS                                   45
Item 19         EXHIBITS                                               45
CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES                       F-1
GLOSSARY OF SELECTED TERMS                                            G-1
SIGNATURES                                                          Sig-1

Explanatory Notes

On April 3, 2001, Innogy Holdings plc ("Innogy") acquired 94.75% of the issued share capital of Yorkshire Power Group Limited ("YPG") from its prior owners, American Electric Power Company Inc. and Xcel Energy Inc. Xcel Energy Inc. retained a 5.25% ownership interest. On September 21, 2001, CE Electric UK Limited acquired 94.75% of the issued share capital of YPG from Innogy.

Please refer to the glossary beginning on page G-1 for definitions of selected terms used herein.

We publish our financial statements in British pounds. Unless we note otherwise, all amounts expressed in this annual report are expressed in British pounds. As used herein, references to "US dollars", "dollars" or "$" and "cents" or "c" are to US currency, references to "British pounds", "pounds", "Pounds Sterling" or "(pound)" and "pence" or "p" are to UK currency and references to "euro" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, amended by the Treaty on European Union. For your convenience, unless otherwise stated, this annual report contains translations of British pound amounts at the rate of (pound)1.00 per $1.4543, the Noon Buying Rate in New York City for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2001. On July 9, 2002, the Noon Buying Rate was $1.5465. See "Item 3 - Key Information" for certain historical exchange rate information regarding the Noon Buying Rate. You should not construe these translations as representations that the amounts referred to actually represent translated amounts or that you could convert these amounts into the translated currency at the rates indicated.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this annual report are forward-looking statements made pursuant to the US Private Securities Litigation Reform Act of 1995 ("Reform Act"). Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results and performance of YPG Group to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. These statements are often, but not always, made through use of words or phrases such as "will likely result", "are expected to", "will continue", "believe", "is anticipated", "estimated", "intends", "plans", "seek", "projection" and "outlook". In connection with the safe harbor provisions of the Reform Act, YPG Group has identified important factors that could cause actual results to differ materially from such expectations, including, without limitation:

o general economic and business conditions in the UK, the Distribution Services Area and elsewhere;

o          currency fluctuations;

o governmental, statutory, regulatory or administrative initiatives affecting YPG Group or the UK electricity industry;

o          general industry trends;

o          competition;

o          interest rates and hedging costs;

o changes in business strategy, development plans or vendor relationships;

o          availability, terms and deployment of capital;

o          availability of qualified personnel;

o          increased rates of taxes or other changes in tax law; and

o changes in, or the failure or inability to comply with, governmental regulation, including, without limitation, environmental regulations.

These forward-looking statements speak only as of the date of this annual report. YPG assumes no responsibility to update the forward-looking information contained herein. Because actual results could differ materially from those expressed in forward-looking statements, you should not place undue reliance on any of these forward-looking statements.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

A.       Selected Financial Data

The selected financial data of YPG Group presented below has been derived from the consolidated financial statements of YPG Group, prepared in accordance with US GAAP and reported in this annual report and those for previous periods. The consolidated financial statements of YPG Group reported in this annual report and those for previous periods, and from which the selected financial data below has been derived, have been audited by Deloitte & Touche, independent chartered accountants. We have included a translation of the data as of and for the year ended December 31, 2001 from British pounds into US dollars solely for convenience. The translation rate is at the rate of (pound)1.00 per $1.4543, the Noon Buying Rate on December 31, 2001.

The results, which are presented in accordance with US GAAP, show losses from continuing operations (i.e. from the retained Distribution Business), in each of the periods to December 31, 2001. In each period, the losses arise as a result of the requirement to eliminate the effects of all transactions, including those in respect of the retained Distribution Business, with YEG's former Supply Business which was disposed of on July 31, 2001.

Going forward, however, the YPG Group in fact will receive revenues in respect of the retained Distribution Business which were previously internal to the Group. These revenues will be received from the owner of YEG's former Supply Business and/or from other third parties who may from time to time supply electricity to the customers of YEG's former Supply Business. Reported historic losses from continuing operations are therefore not necessarily reflective of the future financial performance of YPG.

Footnote 2 on page 4 shows the effects of reinstating the transactions with the former Supply Business, to the extent that those transactions relate to the continuing operations of the YPG Group.

                                                       Year ended       Year ended     Nine months    Year        Year ended
                                                       -----------      -----------    ------------   -----       ----------
                                                    December 31, 2001  December 31,       ended       ended       March 31,
                                                    -----------------  -------------      ------      ------      ---------
                                                                            2000       December 31,   March 31,      1998
                                                                            ----       -------------  ----------     ----
                                                                                         1999 (1)        1999
                                                                                         --------        ----
                                                                              (Amounts in millions)
                                                    $          (pound)         (pound)        (pound)     (pound)      (pound)
Consolidated Income Statement Data:
Operating revenues from continuing operations (2)       250       172             105             68          71           65
Operating income/(loss) (3) (7)                          11         7            (54)           (63)        (84)         (80)
Other income/(loss), net (4)                              -         -               1              6        (11)         (39)
Interest expense, net                                 (125)      (86)           (113)           (86)       (122)        (104)
Benefit for income taxes                                 31        21              51             47          85           77
Loss from continuing operations (2)                    (83)      (58)           (115)           (96)       (132)        (146)
Income from discontinued operations (2)                  61        42             162            129         195          163
(Loss)/gain    on   disposal    of    discontinued
operations (5), net of income taxes/  (benefit) of
($51), (pound)((pound)35), -, ((pound)8),(pound)31, - (100)      (68)               -              8          24            -
Cumulative  effect on prior years (to December 31,
1999)  of  changing  to a  different  depreciation        -         -               8              -           -            -
method
Extraordinary loss (6)                                    -         -               -              -           -        (134)
                                                          -         -               -              -           -        -----
Net (loss)/income (7)                                 (122)      (84)              55             41          87        (117)
                                                      =====      ====              ==             ==          ==        =====


                                                December, 31 2001       December 31,   December 31,     March 31,     March 31,
                                                -----------------       -------------  -------------    ----------    ---------
                                                                           2000            1999           1999          1998
                                                                           ----            ----           ----          ----
                                                              (Amounts in millions, except per share amounts)
                                                              -----------------------------------------------
                                                      $    (pound)        (pound)         (pound)       (pound)       (pound)
                                                      -    -------        -------         -------       -------       -------
Consolidated Balance Sheet Data:
Fixed assets                                      1,436        987          1,093           1,036           985         1,060
Total assets                                      2,412      1,658          2,606           2,395         2,347         2,462
Long-term debt                                    1,119        769          1,161             964         1,103         1,026
Short-term   debt  and  current   portion  of
long-term debt                                        -          -            110             305           150           488
Company  obligated   mandatorily   redeemable
Trust   Securities  of  junior   subordinated
deferrable interest debentures                      230        158            178             166           168             -
Net assets                                          620        426            506             451           410           323
Capital stock                                       640        440            440             440           440           440
Dividends per share                                   -          -              -               -             -             -


(1) The information presented above includes consolidated income statement data for the nine months ended December 31, 1999 following the change in YPG Group's accounting reference period in 1999 from March 31 to December 31.

(2)        YEG's Supply Business was disposed of during the year ended December
           31, 2001. The results for continuing operations have been reduced by transactions with the former Supply Business until the point of disposal. As the continuing Distribution Business is substantially a de facto regulated monopoly, sales will continue to be made to the former Supply Business. The following table shows the results if the transactions with the former Supply Business had not been eliminated.

                                                       Year ended           Year ended     Nine months    Year        Year ended
                                                       -----------          -----------    ------------   -----       ----------
                                                    December 31, 2001      December 31,       ended       ended       March 31,
                                                    -----------------      -------------      ------      ------      ---------
                                                                                2000       December 31,   March 31,      1998
                                                                                ----       -------------  ----------     ----
                                                                                               1999          1999
                                                                                               ----          ----
                                                                              (Amounts in millions)
                                                     $         (pound)         (pound)        (pound)     (pound)      (pound)
Operating revenues from continuing operations:
As reported                                             250       172             105             68          71           65
Sales to former Supply Business                         131        90             177            175         259          256
                                                        ---        --             ---            ---         ---          ---
Continuing operations restated                          381       262             282            243         330          321
                                                        ===       ===             ===            ===         ===          ===
Operating income/(loss):
As reported                                              11         7            (54)           (63)        (84)         (80)
Transactions with former Supply Business                116        80             154            147         209          203
                                                         --        --             ---            ---         ---          ---
Continuing operations restated                          127        87             100             84         125          123
                                                        ===       ===             ===             ==         ===          ===

(3)        Operating income includes:

           Year ended December 31, 2001: the impact of the disposal of the Supply Business on July 31, 2001 and a charge of approximately (pound)5 million following the collapse of Independent Insurance.

           Year ended December 31, 2000: the effects of competition in the electricity supply market resulting in more Distribution Business revenues being derived from outside the YPG Group and a charge of approximately (pound)4.5 million for costs associated with business streamlining as a result of the impact of the distribution price control review.

           Nine months ended December 31, 1999: a charge of (pound)2 million for costs in relation to Year 2000 modifications.

           Year ended March 31, 1999: includes a charge of (pound)9 million for costs in relation to Year 2000 modifications, (pound)2 million for committed costs arising from delays in opening up the competitive market and (pound)5 million for restructuring charges.

           Year ended March 31, 1998: provision of (pound)4 million for committed costs arising from delays in opening up the competitive market and (pound)10 million for restructuring charges.

(4) Other income/(loss) These amounts include the following notable items:

           Year ended March 31, 1999: includes a loss of (pound)12 million before taxes was charged following the reduction in fair value of Yorkshire Group's investment in Ionica by (pound)11 million and a subsequent loss on sale of the investment of (pound)1 million.

           Year ended March 31, 1998: includes an unrealized loss of (pound)41 million before taxes was charged following the reduction in fair value of Yorkshire Group's investment in Ionica.

(5) YEG's Supply Business was disposed of during the year ended December 31, 2001. The loss recognized on disposal resulted in a decrease in net income in the year ended December 2001 of (pound)68 million (net of related income taxes benefit of (pound)35 million).

           YEG's Generation Business was disposed of during the year ended March 31, 1999. The gain recognized on disposal resulted in an increase in net income in the year ended March 31, 1999 of (pound)24 million (net of related income taxes of (pound)31 million). Provision was made in the year ended March 31, 1999 for income taxes arising on the gain. However, a favorable adjustment to tax liabilities of (pound)8 million, in respect of the disposal, arose and was recognized in the income statement for the nine months ended December 31, 1999.

(6) Represents the windfall tax imposed by the UK government, which was not deductible for UK corporation tax purposes.

(7) YEG has revised the useful economic lives of its distribution network assets in order to provide a more accurate estimated life for each asset type. Such assets are now depreciated over a period between 10 and 50 years. The previous policy was to depreciate such assets over a period of between 10 and 80 years. In the year ended December 31, 2001 the effect of this change was to increase net income by (pound)4 million.

Exchange Rate Information

Solely for the convenience of the reader, pounds sterling amounts in the consolidated financial statements have been translated into US dollar amounts at the Noon Buying Rate in New York on December 31, 2001 of $1.4543 = (pound)1.00.

The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per (pound)1.00. On July 9, 2002 the Noon Buying Rate was $1.5465 per (pound)1.00.

           Last six months        (U.S. dollars per British pound)
           ---------------
                                    High               Low
           2002
           June                     1.54              1.45
           May                      1.47              1.45
           April                    1.46              1.43
           March                    1.43              1.41
           February                 1.43              1.41
           January                  1.45              1.41

                                    High       Low    Average (1)  End of Period
                                        (U.S. dollars per British pound)
           Year ended December 31,
           2001                     1.50      1.37       1.44          1.46
           2000                     1.65      1.40       1.52          1.50
           1999                     1.68      1.55       1.62          1.62
           1998                     1.72      1.61       1.66          1.66
           1997                     1.70      1.58       1.64          1.64

(1) The average of the Noon Buying Rate on the last business day of each month during the relevant period.

We publish our financial statements in British pounds. See "Basis of Presentation" in note 1 to the consolidated financial statements in Item 18 which presents the year end rate used in the preparation of those consolidated financial statements.

B.         Capitalization and Indebtedness

Not Applicable

C.         Reasons for the Offer and Use of Proceeds

Not Applicable

D.         Risk Factors

Credit Risk, Exchange Rate Risk and Interest Rate Risk

Reference is made to "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

Regulation of the Distribution Business

YED's Distribution Business operates in a highly regulated industry and is thus subject to regulations that may change from time to time. New or revised regulations could have a material adverse effect on its operations in the future. The principal legislation governing the structure and regulation of the electricity industry in Great Britain is the Electricity Act, as amended by the Utilities Act and related secondary legislation. The Electricity Act created the institutional framework under which the industry is currently regulated, including the post of Director General of Electricity Supply (the "Regulator"), who was appointed by the Secretary of State. The Regulator was replaced by GEMA in November 2000 under the Utilities Act, with the then Director General of both Electricity Supply and Gas Supply becoming chairman of GEMA. Revenue from the Distribution Business is controlled by a formula set by Ofgem in connection with each distribution price control review. This formula determines the maximum average price per Unit of electricity distributed (in pence per kilowatt hour) a licensed distributor is entitled to charge. For certain additional risks relating to the regulated nature of YPG Group's business see "Item 4: Informa-tion on the Company - Regulation under the Electricity Act" and "- UK Environmental Legislation".

Holding Company Structure

YPG is a non-operating holding company, conducting substantially all of its business through YEG and its subsidiaries. YPG will rely on dividends, indirectly, from YED to meet its obligations. Under English law, YED can make distributions only to the extent that it has Distributable Reserves. As at December 31, 2001 YED's distributable reserves were (pound)10.8 million. At December 31, 2001, the direct and indirect subsidiaries of YPG had total indebtedness (excluding indebtedness owed to YPG) of approximately (pound)927 million and such subsidiaries may incur additional indebtedness in the future.

Yorkshire Finance and Yorkshire Finance 2 are special purpose entities formed solely as financing vehicles for YPG and its affiliates. Therefore, Yorkshire Finance and Yorkshire Finance 2's ability to make interest and other payments is solely dependent upon YPG making payments on its obligations to Yorkshire Finance and Yorkshire Finance 2 as and when required. At December 31, 2001, YPG had (pound)927 million ($1,349 million) of unsecured and unsubordinated debt outstanding. The terms and conditions of those bonds contain no restrictions on the amount of additional indebtedness that may be incurred by YPG and its subsidiaries, including Yorkshire Finance and Yorkshire Finance 2. However, the terms and conditions of those bonds contain restrictions on the ability of Yorkshire Finance, Yorkshire Finance 2, YPG and any significant subsidiaries to incur secured indebtedness.

Substantial Leverage

At December 31, 2001, the ratio of YPG's consolidated debt (excluding the Trust Securities) to total capitalization was approximately 64%. The degree to which YPG is leveraged could affect its ability to service its indebtedness, to make capital investments, to take advantage of certain business opportunities, to respond to competitive pressures or to obtain additional financing. The ability of YPF to pay amounts due is solely dependent upon YPG making payments to YPF as and when required.

Any declines in YED's future business, increases in capital costs or the inability to borrow additional funds could impair YPG's ability to meet its debt service obligations and, therefore, could adversely affect YPF's ability to make payments of principal and interest. No assurance can be given that additional financing will be available when needed or, if available, will be obtainable on terms that are favorable to YPG or YPF.

European Monetary Union

On January 1, 1999, 11 European Union countries formed an economic and monetary union and agreed to introduce a single currency, the Euro. Euro notes and coins were introduced into circulation in those countries on January 1, 2002. Although the UK has not joined the monetary union at this time, the UK Government has indicated that it may join in the future but has not, as yet, announced whether its criteria for entry have been met. YPG Group is not exposed to any significant currency risk and, therefore, management considers the exposure from entering the monetary union to be limited to the costs of ensuring that YPG Group's financial systems are Euro compliant. Management is currently assessing the effort and cost required to prepare YPG Group's financial systems for the potential introduction of the Euro in the UK.

ITEM 4.  INFORMATION ON THE COMPANY

On April 3, 2001, Innogy acquired 94.75% of the issued share capital of YPG from its prior owners, American Electric Power Company Inc. and Xcel Energy Inc. Xcel Energy Inc. retained a 5.25% ownership interest. On September 21, 2001, CE acquired 94.75% of the issued share capital of YPG from Innogy.

YPG AND AFFILIATES

     YPG

     YPG was incorporated as a private company with limited liability under the laws of England and Wales in July 1996. In 1997, YPG acquired YEG, at the time one of the twelve RECs in England and Wales. YPG's primary asset is the outstanding shares of Yorkshire Holdings, a public limited company incorporated under the laws of England and Wales, which in turn beneficially owns all of the outstanding shares of YEG. Yorkshire Holdings was organized as a wholly-owned subsidiary of YPG solely for holding the share capital of YEG and has no other significant operations.

     On April 3, 2001, subsidiaries of AEP and Xcel sold 94.75% of the issued share capital of YPG to Innogy, an integrated energy company in the UK. AEP sold its entire interest in YPG, while Xcel retained a 5.25% interest.

     On September 21, 2001, CE, a company incorporated under the laws of England and Wales, acquired 94.75% of the issued share capital of YPG from Innogy. CE is indirectly owned by MEHC, a company incorporated in Iowa, United States of America.

     YORKSHIRE FINANCE AND YORKSHIRE FINANCE 2

     Yorkshire Finance and Yorkshire Finance 2 were incorporated under the laws of the Cayman Islands in August 1997 and January 2000, respectively, solely for the purpose of operating as financing vehicles for YPG and its affiliates.

     YEG

     YEG was one of twelve RECs in England and Wales licensed to distribute and supply electricity. YEG's two principal businesses were the Distribution Business and the Supply Business. YEG's Distribution Business consisted principally of the distribution of electricity to approximately two million domestic, commercial, agricultural and industrial customers in its Authorized Area. The majority of the Distribution Business is a regulated monopoly. YEG's Supply Business consisted of the purchase and supply of electricity and gas, primarily to customers within the Authorized Area, in the competitive market. YEG does not own a generation business.

     On July 31, 2001, YEG sold its Supply Business to Npower Yorkshire Limited, a wholly-owned subsidiary of Innogy. As of that date, therefore, YEG ceased to operate the Supply Business and all risks and liabilities associated therewith transferred to Innogy.

     On October 1, 2001, following the approval of the Department of Trade and Industry and the enactment of the relevant provisions of the Utilities Act, YEG's statutory transfer scheme took effect to transfer the assets and liabilities of YEG's Distribution Business to YED, a wholly-owned sub-sidiary of YEG. The Utilities Act permitted each of the former PESs to implement a transfer scheme by which the assets and liabilities of the Distribution and Supply Businesses were transferred to separate subsidiaries holding a distribution or supply license.

     YEG's transfer scheme had the effect of transferring any remaining assets and liabilities of YEG's electricity Supply Business to Npower Yorkshire Supply Limited, which is now a wholly-owned subsidiary of Innogy. This included all the Supply Business assets and liabilities, the legal title to which had not been transferred to Npower Yorkshire Limited on July 31, 2001. As of October 1, 2001, therefore, YEG ceased to have any further legal or beneficial interest in the Supply Business.

     Effective from October 1, 2001, under the terms of an asset transfer agreement, YEG transferred those distribution-related assets not transferred to YED under the transfer scheme to YEDSL, a wholly owned subsidiary of YEG. From October 1, 2001, YEG's principal activity was to act as a holding and investment company.

     In the accounting period commencing January 1, 2001, YEG changed its financial year end from December 31 to March 31. In the accounting period commencing April 1, 2001, YEG changed its financial year end from March 31 to December 31.

     YED

     YED was incorporated under the laws of England and Wales on November 22, 2000 and is a wholly owned subsidiary of YEG. On October 1, 2001, following the approval of the Secretary of State for Trade and Industry and the enactment of the relevant provisions of the Utilities Act 2000, YEG's transfer scheme took effect to transfer the assets and liabilities of YEG's Distribution Business to YED. Also on October 1, 2001, the licensing scheme under the Utilities Act 2000 took effect and YED, as the statutory transferee of YEG's Distribution Business, began to hold a standard electricity distribution license.

     YED's business is the distribution of electricity to industrial, commercial, agricultural and domestic customers in its Distribution Services Area. YED's business receives electricity primarily from the NGC transmission system and distributes it on behalf of suppliers to customers via its own network of transformers, switchgear and cables.

     YORKSHIRE TRUST

     Yorkshire Trust is a statutory business trust created under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State on February 4, 1998. Yorkshire Trust will terminate in 2043, but may dissolve earlier, as provided in the agreement. Yorkshire Trust exists exclusively to act as a financing vehicle for YPG, through its holding certain debt instruments issued by Yorkshire Finance and the issuance of its Trust Securities.

     YEDSL

     YEDSL was incorporated under the laws of England and Wales on November 22, 2000 and is a wholly owned subsidiary of YEG. Effective from October 1, 2001, under the terms of an asset transfer agreement, YEDSL purchased the distribution-related assets of YEG that had not been transferred to YED pursuant to the transfer scheme. YEDSL provides restoration and maintenance services in respect of the distribution network and head office administrative services to YED and during 2001 also provided new connection services to YED.

THE US PARENTS

     MEHC

     MEHC is a United States-based, privately owned, global energy company with publicly traded fixed income securities. MEHC is involved in the production of energy from diversified fuel sources including geothermal, natural gas, hydroelectric, nuclear, biomass, wind and coal. MEHC serves approximately 5 million electricity and natural gas customers worldwide, has approximately 10,000 megawatts of generation capacity either owned, contracted and in operation, under construction or in advanced development, and has approximately 10,200 employees.

     MEHC's revenues for the year ended December 31, 2001 were $5.3 billion and its assets as of that date were $12.6 billion.

     XCEL

     Xcel, a Minnesota corporation, is a registered holding company under the Public Utility Holding Company Act of 1935.

     The revenues of Xcel and its subsidiaries are derived substantially from the generation, purchase, transmission, distribution and sale of electricity and from the purchase, transportation, distribution and sale of natural gas.

YPG GROUP'S BUSINESS

     BUSINESS SEPARATION

     On October 1, 2001, the licensing scheme under the Utilities Act 2000 took effect and YED, as the statutory transferee of YEG's Distribution Business, began to hold a standard electricity distribution license. See also the section below titled "Regulation under the Electricity Act".

     The costs of business separation were addressed by Ofgem in its review of the distribution and supply price controls. These controls became effective on April 1, 2000, and included an allowance for separation costs of (pound)7.5 million for YED's Distribution Business over the following 5 years ending March 31, 2005 and an allowance of (pound)200,000 per year for YEG's former electricity supply business for the following 2 years.

     The Utilities Act provided for the separate licensing of electricity supply and distribution and, from October 1, 2001, introduced a bar on supply and distribution licenses being held by the same legal person. This led to the electricity supply and distribution businesses of the PESs being transferred into and conducted by separate companies when the relevant provision of the Utilities Act became effective on October 1, 2001.

     On October 1, 2001, following the approval of the Secretary of State for Trade and Industry and the enactment of the relevant provisions of the Utilities Act 2000, YEG's transfer scheme took effect to transfer the assets and liabilities of YEG's Distribution Business to YED.

     DISTRIBUTION BUSINESS

     The Distribution Business consists principally of the ownership, management and operation of YED's electricity distribution network within the Distribution Services Area. The primary activity of the Distribution Business is the receipt of electricity from the Grid and the distribution of electricity on behalf of suppliers to end users connected to YED's network. Because YED's Distribution Business is substantially a de facto regulated monopoly, virtually all electricity supplied to consumers in the Distribution Services Area is transported through its distribution network, thus providing YED with a stable distribution volume unaffected by customer choice of the supplier of the electricity. As a holder of a standard electricity distribution license, YED is subject to a revenue cap regulatory framework providing economic incentives to operate in a cost-effective manner. See the section below titled "The Electric Utility Industry in Great Britain".

           DISTRIBUTION BUSINESS CUSTOMERS, UNITS DISTRIBUTED, REVENUES AND OPERATING PROFIT
           ---------------------------------------------------------------------

           The Distribution Services Area covers approximately 10,000 square km (3,860 square miles) from the Pennine uplands in the west, and the cities of Leeds, Bradford and Sheffield, to the City of Hull, the ports of the Humber estuary and the eastern coastline. It encompasses the counties of West Yorkshire, East Yorkshire and almost all of South Yorkshire, together with parts of North Yorkshire, Derbyshire, Nottinghamshire, Lincolnshire and Lancashire. The regional economy is diverse. The traditional heavy industries of iron and steel, coal mining, textiles and engineering continue to contribute to the regional economy, but their overall significance has declined, particularly in the last decade. During this period, other industries, such as chemicals and food and drink, have expanded, as have service sector activities such as finance, retailing and leisure. The region is well served by road and rail networks, has three regional airports, and the seaports of the Humber estuary provide access to European markets.

           The following table sets out details of YED's distribution customers and the volume of electricity distributed, as well as distribution operating revenues and operating income at the dates and for the periods presented.

                                                                            At December 31,
                                                                            ---------------
                                                        2001                     2000                     1999
Number of customers connected
             Domestic                                1,942,895               1,931,483                  1,922,091
             Small/Medium Business                     141,809                 134,253                    134,099
             Large Business/Other                        1,697                   1,656                      1,652
                                                     ----------              ---------                  ---------
                    Total                            2,086,401               2,067,392                  2,057,842
                                                     =========               =========                  =========

                                                        Year ended December 31,                  Nine months ended
                                                                                                 December 31, 1999
                                                       2001                      2000
Electricity distributed (GWh)
            Domestic                                  8,181                     7,883                       5,254
            Small/Medium Business                     5,996                     5,801                       4,220
            Large Business/Other                      9,851                     9,686                       7,092
                                                      -----                     -----                       -----
                   Total                             24,028                    23,370                      16,566
                                                     ======                    ======                      ======


                                                        Year ended December 31,                 Nine months ended
                                                                                                December 31, 1999
                                                       2001                      2000
                                                                   (pound) (in Millions)
           Distribution operating revenues              262                       282                        243
           Distribution operating income                115                       136                        111

           The financial information presented above includes transactions with YPG Group companies.

           COMPETITION IN THE DISTRIBUTION BUSINESS

           YED, as successor to YEG under YEG's transfer scheme, has not experienced significant competition in its Distribution Business and believes that the cost of providing a duplicate distribution network connected to the Grid would be prohibitive. To the extent that a customer may invest in its own on-site electric generating plants, however, such a customer would no longer require distribution and related services from YED except for standby connection to YED's electric distribution network.

           Since 1995 certain elements of work to connect customers to YED's distribution network have become open to competition as customers are able to provide certain elements of their own network connections by employing an approved contractor. Since 1995, in the Authorized Area and, subsequently, the Distribution Services Area, approximately 1,418 individual connections have been provided or are planned to be provided by contractors external to YPG Group. During the same period, the YPG Group provided approximately 59,000 connections.

          On July 24, 2000, Ofgem published proposals regarding competition in connections. These proposals included:

o         a significant reduction in work deemed to be non-contestable;

o the establishment of a nation-wide registration scheme for contractors; and

o development of requirements for PES Distribution Businesses to ensure that they charge their own connections business on the same basis as third parties.

          A number of national working groups were established by Ofgem to develop the new processes that will be required. Ofgem has subsequently published two consultation documents to facilitate the introduction of competition in new connections. The introduction of competition in new connections could lead to reduced revenue if customers select third parties to perform the work necessary to connect to YED's distribution system.

          INSET NETWORKS

          The licensing regime introduced under the Utilities Act on October 1, 2001, enables licensed distributors to own and operate networks anywhere in Great Britain under their existing licenses, and defines the circumstances in which new distributors would need to be licensed. This has created a situation in which new networks serving domestic customers can be constructed, owned and operated by licensed distri-butors in addition to the distributor in whose Distribution Services Area the development is located (the "incumbent distributor"). This presents both threats and opportunities for existing distributors. The threat is the possibility that new entrants may emerge in the distri-bution network business. Partially mitigating the threat is the fact that the systems necessary to facilitate the relevant commercial transactions associated with providing such services do not yet exist at either local or national level. The industry is currently engaged in jointly developing such systems.

           STRATEGY FOR THE DISTRIBUTION BUSINESS

           The Distribution Business continued its strategy of maintaining a reliable and safe distribution system, which meets customer expectations while maximizing its operating efficiency and fulfilling regulatory requirements. YED maintains a sufficient level of investment in the distribution network to ensure continued reliability and safety. During the year ended December 31, 2001, (pound)141 million was invested in the distribution system, of which (pound)93 million represented capital improvements, including new substations, cables and overhead lines and (pound)48 million represented expenditure of an operational, repair and maintenance nature.

           During the year ended December 31, 2001, YED restored services to 93.1% of all end-users affected by faults within three hours and on average an end user was without power for only 47.56 minutes during the year.

           DISTRIBUTION FACILITIES

           Electricity is transported across the Grid at 400 kV or 275 kV to 20 grid supply points within YED's distribution network, where NGC transforms the voltage to 132 kV, 66 kV and 33 kV for entry into YED's distribution system.

           At December 31, 2001 YED's distribution system consisted of:

                                             LV          11kV      Above 11kV
                                             --          ----      ----------
           Number of metered supplies     2,141,026      1,681          26
           Total length of circuits       30,506km     20,602km      5,077km
           Percentage underground           91.7%        52.4%        31.9%

           The primary distribution system consists of 20 grid supply points from the Grid, an additional 67 supply points and 365 primary substations. At December 31, 2001, the installed transformer capacity with a secondary voltage higher than 650 volts at these substations was 20,668,000 kVA, including 8,253,000 kVA at the grid supply points. Remote control facilities enable the real time monitoring and operation of most of these larger substations from one central control room.

           YED's distribution substations consist of 13,611 indoor substations, 2,299 outdoor substations and 16,824 pole-mounted substations. At December 31, 2001, the installed transformer capacity with a secondary voltage less than 650 volts was 9,502,000 kVA.

      SUPPLY BUSINESS

           ELECTRICITY SUPPLY

           YEG's electricity Supply Business consisted of selling electricity to customers, purchasing such electricity and arranging for its distribution to those customers. Under the licensing arrangements that then prevailed, YEG had an exclusive right to supply electricity to domestic customers in its Authorized Area between 1990 and 1998. The electricity supply business inside the Authorized Area has been fully open to competition since 1999. The Supply Business also provided Data Management Services to suppliers including data collection and meter operation. These services became fully competi-tive in April 2000.

           COMPETITION IN THE ELECTRICITY SUPPLY BUSINESS

           In September 1998, phased competition was introduced to the domestic and small business electricity markets in Great Britain. This process was completed for all PES customers in May 1999. OFFER, however, introduced transitional price regulation for Designated Customers for an initial period of two years from April 1, 1998. These price controls required a change from April 1, 1999, of 3% below the level of inflation and an adjustment to allow for changes to the Fossil Fuel Levy.

           GAS: SOURCING AND SUPPLY

           Recognizing the long-term opportunities in the competitive gas supply market, in April 1994, YEG acquired a 6.97% equity stake in the Armada off-shore gas-condensate field (the "Armada Field") for approximately (pound)27.8 million. As of December 31, 2000, the Armada Field, which had a productive life of approximately 10 years, had initial proven resources of approximately 1.2 trillion cubic feet (84 billion cubic feet net to YEG) of gas and 64 million barrels of oil and oil equivalents (4.4 million barrels net to YEG). Delivery of such gas from the Armada Field began in October 1997. The initial development costs associated with the Armada Field were lower than originally anticipated. The reduction of bottle-necks allowed the field to increase rates of production substantially. As of December 31, 2000, YEG had invested (pound)60 million in the Armada Field including the initial acquisition costs. The net book value of the investment at December 31, 2000 was (pound)33.5 million and was accounted for by the full cost method. The asset was sold to Npower Yorkshire Limited as part of the disposal of the Supply Business.

           YEG marketed gas to all sectors of the gas market that has been totally open to competition since May 1998. By December 31, 2000, YEG had entered into contracts and supplied gas to more than 338,000 residential customers. Gas was sourced from YEG's interest in the Armada Field, a purchase agreement with a major gas supplier, swing contracts and purchases on the spot market which were designed to give YEG a balanced gas purchase portfolio. YEG utilized risk management methods in relation to gas purchasing and supply, including storage and an interruptible customer portfolio, designed to maximize its return consistent with an acceptable level of risk. A system to evaluate and enable effective management of risk in gas trading was used by YEG. The system enabled greater control of all transactions including daily evaluation of key parameters such as value at risk and profit and loss positions for each business unit of YEG. Sale and purchase confirmations, invoicing and credit checking were also carried out or facilitated by this system.

           RESULTS OF THE SUPPLY BUSINESS

           The following table sets forth the volume of electricity sold to greater than 100kW supply customers and less than 100kW supply customers, as well as electricity and gas supply operating revenues and operating income. The figures for the year ended December 31, 2001 represent volumes sold and operating revenues and incomes for the period to July 31, 2001, when the business was sold:

                                                Year ended     Nine months ended
                                               December 31,    December 31, 1999
                                              2001      2000
           Volume (GWh):
                    >100kW supply customers  7,688    11,642         8,647
                    <100kW supply customers  5,532    10,573         7,981
                                             -----    ------         -----
                    Total                   13,220    22,215        16,628
                                            ======    ======        ======


                                                Year ended     Nine months ended
                                               December 31,    December 31, 1999
                                              2001      2000
                                                        (in Millions)
           Supply operating revenues      (pound)830 (pound)1,428    (pound)997
           Supply operating income        (pound) 13 (pound)   82    (pound) 39

           The financial information presented above includes transactions with YPG Group companies.

      YEG sold its electricity and gas supply business to Npower Yorkshire Limited on July 31, 2001. YEG no longer owns or operates a Supply Business.

THE ELECTRIC UTILITY INDUSTRY IN GREAT BRITAIN

      SUMMARY

      The electric utility industry is divided into the functions of generation, transmission, distribution, supply and metering.

      INDUSTRY STRUCTURE

      The generation, supply and distribution sectors are all subject to a licensing regime that exists for the electricity industry in England and Wales as well as in Scotland.

      Competition in generation has increased over the last decade as RECs and other new entrant generators have constructed new plants and as imports through the interconnections with Scotland and France have grown.

      In England and Wales electricity is transmitted through the Grid by NGC and distributed by the twelve electricity distributors in their respective Distribution Service Areas. The opening of the electricity supply market to full competition, which was completed in May 1999, means that customers have been free to choose their electricity supplier since that time.

      In Scotland there are two vertically integrated companies, ScottishPower and Scottish and Southern Energy, each generating, transmitting, distributing and supplying electricity within their respective distribution and supply service areas as well as competing to supply electricity elsewhere.

      The interconnection between the transmission systems of England and Scotland, owned by ScottishPower and NGC, is capable of transferring electricity between Scotland and England. There is also an interconnection with France, owned by NGC and EdF, through which electricity can be transferred between France and England and Wales.

      The system of wholesale purchasing of electricity through the Pool in England and Wales was replaced by a new system of trading arrangements, known as NETA, on March 27, 2001. For further details of this review of trading arrangements see "The Electric Utility Industry in Great Britain - Regulation under the Electricity Act - New Electricity Trading Arrangements".

      There is no equivalent to NETA in Scotland, but ScottishPower and Scottish and Southern are obligated by their licenses to offer electricity for sale to second-tier suppliers. They are also required to provide access to their transmission and distribution systems on a non-discriminatory basis to competing suppliers and generators.

      The reconfiguration of the electricity industry and the resolution of the attendant regulatory and competitive issues may change the conduct of YPG Group's business in the future. The nature and magnitude of any such change cannot be determined at this time.

      In response to competitive and regulatory changes, YPG Group may, from time to time, consider various strategic initiatives. These may include combinations with other entities, internal restructuring and dispositions of assets or businesses or portions thereof. No assurance can be given as to whether any such initiative will be pursued or will occur or as to the ultimate effect of any such initiatives on the financial condition, liquidity, cash flows or competitive position of YPG Group.

      DISTRIBUTION OF ELECTRICITY

      LICENSED DISTRIBUTORS

      Anyone wishing to distribute electricity to customers in Great Britain must hold a license granted in accordance with the Electricity Act or be exempt from the requirement to hold such a license. Licensed distributors receive electricity from the Grid and transfer it on behalf of suppliers to end-user customers.

      ACCESSIBILITY REQUIREMENTS

      Each of the licensed electricity distributors is required to offer terms for connection to, and use of, its distribution system to any person. In providing use of its distribution system, a licensed electricity distributor must not discriminate between users; nor may its charges differ except where justified by differences in cost. Similar principles apply to the carrying out of connection works. Disputes over the terms of offers may be determined by GEMA.

      DISTRIBUTION PRICE REGULATION: BACKGROUND

      Revenue from the Distribution Business is controlled by a formula principally based on P x (1+(RPI-Xd)) where Xd is currently 3% (the "Distribution Price Control Formula"). P is the previous year's maximum average price per unit of electricity distributed. Therefore the maximum average price in any year is based in part on the maximum average price in the preceding year, such that a price reduction in any given year has an ongoing effect on the maximum average price for all subsequent years. The Retail Price Index ("RPI") is a measure of inflation, and equals the percentage change in the UK RPI between the six-month period from July to December of the two previous years. Because RPI is based on a weighted average of the prices of goods and services purchased by a typical household, which may bear little resemblance to the inputs contributing to a licensed distributor's business costs, the RPI calculation may not accurately reflect the price changes affecting the licensee. The Xd factor is established by Ofgem following review. This formula determines the maximum average price per Unit of electricity distributed (in pence per kilowatt hour) which a licensed distributor is entitled to charge.

      The most recent distribution price control review took effect from April 1, 2000, for the five-year period ending March 31, 2005. As a result of this review, YEG's allowed distribution revenue for the Regulatory Accounting Period commencing April 1, 2000 was reduced by 23% in real terms (the range of reductions for all distribution companies was between 19% and 33%) from the level permitted in the final year of the previous price control which ended on March 31, 2000. In addition, for the second through fifth Regulatory Accounting Periods in the five-year price control review period, the Xd factor will be equal to 3%, which means that in each of these years regulated distribution prices are required to fall in real terms by a further 3% per annum.

      In setting the distribution charges to apply during each Regulatory Accounting Period, each licensed distributor must project the permitted maximum average charge per unit to be distributed in that Regulatory Accounting Period. The projection must take into account forecasts of Units distributed, distribution line losses, the actual change in RPI and NGC exit charges. Failure to forecast accurately may result in over-charging or undercharging, which is taken into account in the following Regulatory Accounting Period through a correction factor in the distribu-tion price control formula. If a licensee has overcharged in a given Regulatory Accounting Period, the maximum average charge per unit distri-buted in the following Regulatory Accounting Period is reduced by an amount to reflect the excess income received, to which is added interest at the average of the daily base rates of Barclays Bank plc during the period in respect of which the calculation falls plus 4%. In the event of undercharging, the Distribution Price Control Formula allows the licensee to recover the shortfall in income plus interest at the base rate.

      In certain instances, however, overcharging or undercharging by a licensee above specific percentage thresholds may result in adjustments by Ofgem. If in any Regulatory Accounting Period the average charge per Unit distributed exceeds the permitted maximum average charge per Unit distributed by more than 3%, then in the next following Regulatory Accounting Period the licensee may not increase distribution charges unless it has satisfied Ofgem that the average charge per unit in that next following Regulatory Accounting Period is not likely to exceed the permitted maximum average charge. If, with respect to any two successive Regulatory Accounting Periods, the sum of the amounts by which the average charge per unit distributed has exceeded the permitted maximum average charge per unit distributed is more than 4% of that permitted maximum average charge, then, in the next following year, the licensee may be required by Ofgem to adjust its charges so that they fall within the maximum permitted average charge. If, with respect to two successive Regulatory Accounting Periods, the licensee undercharges by more than 10% of the maximum average charge, Ofgem may limit the amount by which such undercharging may be recovered.

      Since April 2000, the distribution price control formula is no longer nationally divided into metering and non-metering components. The current structure contains a general distribution allowance taking into account movements of some metering services to electricity supply (e.g. data collection). Non-half hourly meter provision and meter maintenance activities relating to network connections, which became competitive on April 1, 2000, are remunerated under the distribution price control formula. As part of the latest price control review, provisions were added to the distribution price control formula, which ensure that any reduction in operating costs resulting from a decline in the provision of metering services is reflected in lower permitted revenues.

      Connection charges are levied when a customer first connects to a licensee's distribution system or makes a material change in electricity supply requirements. These charges are excluded from the distribution price control formula. Since 1994 there has been competition in providing connections to new customers and limitations on the extent to which, and the circumstances in which, customers wishing to be connected would be required to pay for the costs of reinforcement of the distribution system.

      SUPPLY OF ELECTRICITY

      LICENSED SUPPLIERS

      Subject to minor exemptions, all electricity customers in Great Britain must be supplied by a licensed supplier. Licensed suppliers purchase electricity and make open access use of the transmission and distribution networks to deliver electricity to customers' premises.

      Prior to October 1, 2001, there were two types of licensed suppliers: public electricity (or first-tier) suppliers, also known as PESs, and second-tier suppliers. PESs included the RECs in England and Wales, ScottishPower and Scottish and Southern Energy. Second-tier suppliers included British Gas Trading, Innogy, PowerGen, Nuclear Electric, ScottishPower, Scottish and Southern Energy and the other PESs (including RECs supplying outside their Authorized Areas) and a number of independent second-tier suppliers.

      From October 1, 2001, pursuant to the changes brought about by the Utilities Act the conditions relating to electricity supply from the existing PES license and second tier licenses were combined into a new single supply license for each supplier, permitting such suppliers to supply electricity throughout Great Britain. The new supply licenses came into force on October 1, 2001 and coincided with the creation of separate legal entities for electricity supply and distribution.

      ELECTRICITY SUPPLY PRICE REGULATION: BACKGROUND

      Between 1990 and 1998 the supply of electricity to supply customers of PESs was subject to "pass-through" price control. The maximum average charge per unit of electricity supplied (in pence per kilowatt hour) was controlled by a formula principally based upon (P x (1 + (RPI-Xs)) + Y) (the "Supply Price Control Formula"). The initial value of Xs was set at 0 for all the RECs on March 31, 1990. The Supply Price Control Formula was reviewed by OFFER with effect from April 1, 1994, when the Xs factor was set at 2% for all the RECs. This applied until March 31, 1998. P was the previous Regulatory Accounting Period's maximum average price per unit of electricity supplied (in pence per kilowatt hour) that related to the REC electricity supply business's own costs and margin. RPI was a measure of inflation, equaling the percentage change in the UK Retail Price Index between the six month period from July to December of the two previous years. Because RPI is based on a weighted average of the prices of goods and services purchased by a typical household, which may bear little resemblance to the inputs contributing to each REC's business costs, the RPI calculation may not have accurately reflected the price changes affecting each REC. The Y factor was a pass-through of certain costs which were either largely outside the management control of the REC or had been regulated elsewhere. The Y factor thus covered the REC's electricity purchase costs, including both direct Pool purchase costs and costs of hedging, transmission charges made by NGC, REC distribution charges and the fossil fuel levy (described below) or amounts equivalent thereto in respect of the purchase of non-leviable electricity which were attributable to franchise supply customers. The Supply Price Control Formula was therefore designed to focus downward pressure on costs and working capital, which were viewed as being within suppliers' direct control.

     There was a correction factor in the Supply Price Control Formula in the event of overcharging or undercharging. If a REC had overcharged in the previous regulatory accounting period, the maximum average charge per unit supplied was reduced by an amount to reflect the excess income received, to which was added interest. In the event of undercharging, the Supply Price Control Formula allowed the licensee to recover the shortfall in income plus interest.

     A revised supply price control was implemented on April 1, 1998, and was effective until March 31, 2000. This took the form of a series of price caps on the tariffs applicable to designated customers in the Authorized Area. These controls also required an additional 3% below inflation reduction which became effective on April 1, 1999. The automatic pass-through of costs previously passed through to domestic and business customers below 100kW, consisting primarily of purchased power costs and the correction factor, which annually adjusted prices for any imbalance between forecast and actual costs, were both discontinued from April 1, 1998.

REGULATION UNDER THE ELECTRICITY ACT

      THE REGULATOR

      The principal legislation governing the structure and regulation of the electricity industry in Great Britain is the Electricity Act, as amended by the Utilities Act and related secondary legislation. The Electricity Act created the institutional framework under which the industry is currently regulated, including the post of Director General (the "Regulator"), who was appointed by the Secretary of State. The Regulator's office and support staff were collectively known as OFFER. Both OFFER and OFGAS were replaced by Ofgem in June 1999 in anticipation of the formal merger of the electricity and gas regulatory offices under the Utilities Act. The posts of Director General of both Electricity and Gas Supply were replaced by GEMA in November 2000 under the Utilities Act, with the then Director General of both Electricity and Gas Supply becoming chairman of GEMA. GEMA comprises a number of executive and non-executive members. The management committee of Ofgem reports to GEMA, which determines strategy and decides on major policy issues.

      GEMA's functions under the Electricity Act, as amended by the Utilities Act, include granting licenses to generate, transmit, distribute or supply electricity; proposing modifications to licenses and, in the case of non-acceptance of such proposals by licensees, making license modification references to the Competition Commission; enforcing compliance with license conditions; calculating the Fossil Fuel Levy rate and collecting the levy; determining certain disputes between electricity licensees and customers; setting standards of performance for electricity licensees; and liaising as appropriate with the GECC.

      Concurrently with the Director General of Fair Trading, GEMA exercises certain functions relating to monopoly situations and also to courses of conduct which have, or are intended or likely to have, the effect of restricting, distorting or preventing competition in the generation, transmission or supply of electricity under the Competition Act.

      The Electricity Act, as amended by the Utilities Act, confers a principal objective on GEMA and the Secretary of State to protect the interests of customers, wherever appropriate by promoting effective competition. In pursuing these functions, the Electricity Act requires GEMA and the Secretary of State to exercise their functions in the manner each considers is best calculated to ensure that all reasonable demands for electricity are met and to secure that license holders are able to finance their licensed activities.

      In performing their functions the Secretary of State and GEMA have a requirement to consider the interests of low income consumers, the chronically sick, the disabled, people of pensionable age and consumers in rural areas.

      In the exercise of its statutory functions, GEMA also has a duty to consider guidance issued by the Secretary of State on the social and environmental objectives relevant to the gas and electricity sectors.

      The Secretary of State has powers to make regulations covering a range of activities including regulations relating to electricity supply and safety, the promotion of energy efficiency and the generation of electri-city from renewable sources, and to provide for a cross-subsidy for the benefit of disadvantaged consumers.

      REGULATORY DEVELOPMENTS

      With effect from October 1, 2001, the Utilities Act introduced a prohibition on the activity of distributing electricity without a license or exemption. The supply and distribution of electricity became separate licensable activities with a bar on the same legal entity holding both an electricity supply and electricity distribution license. Standard license conditions were introduced into the separate electricity supply and distribution licenses. To comply with these requirements, YEG nominated YED to be the distribution license holder and Npower Yorkshire Supply Limited to be the electricity supply license holder within the YPG Group. Npower Yorkshire Supply Limited was then immediately sold to Innogy in accordance with the asset sale of the supply business which had taken place on July 31, 2001. As part of the nomination of YED as the distribution license holder, there was a transfer, among other things, of certain assets of YEG constituting its distribution business and certain related liabilities, including those as principal obligor under the (pound)200 million Guaranteed Bonds due 2020, to YED on October 1, 2001 (the "Bonds"). Payments of all amounts in respect of the Bonds are unconditionally and irrevocably guaranteed by YEG.

      INFORMATION & INCENTIVES PROGRAM ("IIP")

      The December 1999 distribution price control review proposals set out Ofgem's intention to commence an ongoing program on information and incentives.

      The stated objective for this program was to try to address some of the weaknesses which Ofgem believes have been associated with the existing framework of price regulation:

o     to reduce the emphasis on periodic negotiation with Ofgem;

o     to give clearer incentives in respect of quality of supply; and

o to improve the incentive to achieve efficiency savings in both operating costs and capital costs.

      In order to ensure that the necessary information is available to operate the IIP, Ofgem has introduced a specific distribution license condition for the collection and audit of such information. Ofgem has decided, following consultation, to allow Distribution Businesses to adjust their regulated revenue by an amount equivalent to (pound)0.50 per customer for one year to cover certain costs required to be incurred to obtain accurate information with respect to low voltage customers. Such an allowance will mean an additional approximately (pound)1 million revenue for YED's Distribution Business, subject to a successful audit in 2002 by Ofgem's appointed auditors. Ofgem has proposed that failure to meet the accuracy standards for information provided under the information and incentives program could result in financial penalties for breach of a License condition. See Part I, Item 1, "The Electric Utility Industry in Great Britain - Regulation under the Electricity Act - Financial Penalties".

      FINANCIAL RINGFENCING

      The distribution licenses include financial ringfencing arrangements, some of which differ from those in the former PES licenses. The principal features of the financial ringfencing arrangements are as follows:

o The licensee is not permitted to conduct any business or carry on any activity other than the Distribution Business and businesses that are "de-minimis".

o The aggregate turnover of all "de-minimis" businesses must not exceed 2.5% of the licensee's Distribution Business and the amount invested in all such businesses by the licensee must not exceed 2.5% of the sum of the share capital in issue, share premium and consolidated reserves of the licensee.

o The licensee may not hold shares in businesses that carry on activities that are not permitted purposes of the distribution license.

o The licensee must ensure that it has available to it the resources it requires to carry out the Distribution Business and comply with its statutory obligations. It must produce a certificate to GEMA on a periodic basis confirming that it has the necessary resources available to it and it may not declare a dividend without first certifying to GEMA that it is compliant with a number of license obligations including the ring fencing obligations.

o The licensee must procure from its ultimate controller undertakings in a form specified by GEMA which are designed to ensure that those who may exercise control over the licensee will not cause it to breach its obligations.

o The licensee is required to use reasonable endeavors to ensure that the licensee maintains at all times an investment grade issuer credit rating.

o The licensee is restricted in its ability to incur indebtedness, including any mortgage, charge, pledge, lien, or other form of security or to enter into any guarantee or any obligation other than on an arm's length basis, on normal commercial terms, and for a purpose which is permitted by the license.

o The licensee may not transfer, lease, license, or lend any sum, asset, right or benefit to an affiliate except in accordance with the license condition which permits the following:

        -    A dividend or other distribution out of distributable reserves;

        -    Repayment of capital;

        - Payment properly due for any goods, services or assets provided on an arm's length basis and on normal commercial terms;

        - A transfer, lease, license or loan of any sum or sums, asset, right or benefit on an arm's length basis, on normal commercial terms and made in compliance with the payment condition, which requires the counter party to the transaction to pay in full when the transaction is entered into, unless the counter party or its guarantor benefits from an investment grade issuer credit rating;

        - Repayment of, or payment of interest on, loans which have been properly undertaken;

        -    Certain payments relating to tax; or

        - An acquisition of shares, provided it is an acquisition permitted by the terms of the ring fencing conditions.

o The licensee must not allow any term of any agreement to exist which would mean that the licensee's liability to pay or repay any debt arises or is increased or accelerated because of the default of another person.

      REVIEW OF THE REGULATORY FRAMEWORK: THE UTILITIES ACT

      The Utilities Act was brought into effect by a series of commencement orders. Most sections of the Act took effect on October 1, 2001. The main provisions of the Utilities Act include:

o the separation of the supply and distribution of electricity into separate licensable activities with a bar on the same legal entity holding both an electricity supply and electricity distribution license;

o implementation of a statutory transfer scheme pursuant to which assets and liabilities related to the supply and distribution of electricity could be transferred by former PES licensees to the new supply and distribution licensees;

o the establishment of GEMA in place of the individual regulators for gas and electricity. The office to support GEMA is known as Ofgem;

o a new principal objective for GEMA to protect the interests of consumers, wherever appropriate by promoting effective competition;

o powers for GEMA to impose financial penalties on companies for breaches of license conditions and other specified statutory requirements (such penalties may not be in an amount to exceed 10% of the licensee's revenue) See "Financial Penalties" below;

o the establishment of an independent council, the Gas and Electricity Consumer Council (GECC), with responsibility for seeking to resolve complaints, providing information of use to consumers, and advocating the interests of all consumers to GEMA, government and others with an influence on regulation;

o a requirement for price-regulated gas and electricity utilities to disclose links (if any) between directors' pay and customer service standards;

o     legislation to underpin NETA;

o new `collective' license modification procedures enabling GEMA to modify standard license conditions without a Competition Commission reference, even if some companies disagree (although in certain circumstances a Competition Commission reference will still be necessary);

o a duty on GEMA, in the exercise of its statutory functions, to have regard to guidance issued by the Secretary of State for Trade and Industry on the social and environmental objectives relevant to the gas and electricity sectors;

o new powers for the Secretary of State for Trade and Industry to make regulations to promote energy efficiency and the generation of electricity from renewable sources, and to provide for a cross-subsidy for the benefit of disadvantaged consumers; and

o a requirement for GEMA to give reasons for certain key decisions and to publish and consult on significant future programs.

      FINANCIAL PENALTIES

      Under the Utilities Act, GEMA is able to impose financial penalties on license holders who contravene (or have in the past contravened) any relevant condition or requirement or who are failing (or have in the past failed) to achieve a satisfactory performance in relation to the individual standards of performance prescribed by GEMA. Any penalty imposed must be reasonable in all the circumstances of the case and may not exceed 10% of the licensee's revenue.

      The powers to impose penalties on licensees are in addition to GEMA's powers under the Competition Act. However, GEMA is prevented from imposing a Utilities Act financial penalty if it is satisfied that the most appropriate way of proceeding is under the Competition Act.

      The Utilities Act requires that GEMA prepare and publish a statement of policy on the imposition of financial penalties and the determination of their amount to which GEMA must have regard when deciding whether to impose a penalty. Following consultation, GEMA published the policy statement in April 2001.

      The policy statement outlines a number of factors that GEMA will consider in determining whether it would be appropriate for the imposition of a financial penalty:

o compatibility of the imposition of a penalty with GEMA's principal objective to protect the interests of consumers, and other statutory duties;

o the need to incentivize the licensee's compliance and to deter the licensee or other licensees from further contraventions or failures;

o whether the contravention/failure had damaged consumers and/or market participants, for example by increasing costs;

o whether the infringement was accidental, inadvertent or caused by factors outside the control of the licensee; and

o other factors including the duration and extent of the contravention or failure.

In calculating the level of the proposed penalty, a number of factors will be taken into account, including:

o     the seriousness of the contravention or failure;

o the harm or increased costs that the contravention or failure had caused to consumers and/or market participants;

o any gain (financial or otherwise) made by the licensee as a result of the contravention or failure; and

o     the need to make any adjustments for:

      o increases due to aggravating factors, such as repeated contraventions or failures, involvement of senior management, concealment of activities; and

      o decreases due to mitigating factors, such as taking steps to remedy the contravention or failure and ensure compliance, and the licensee's cooperation with GEMA during the investigation.

      CONSUMERS' COMMITTEE

      The GECC was formally established under the Utilities Act on November 1, 2000 and replaced the former Electricity Consumers Committees and the Gas Consumers Council and the former regional offices of Ofgem. The GECC has two main roles. The first is to act as a consumer advocate and to provide information and advice to the UK government, the media and others and also to consumers. The second function is to handle consumer complaints that have not been satisfactorily dealt with by the gas or electricity company concerned.

      EMBEDDED GENERATION

      In line with the UK Government's objective to increase the amount of energy produced by generating stations using renewable sources, which typically connect to distribution networks rather than to the Grid by virtue of their smaller size, a Distribution Generation Coordination Group ("DGCG") was established in December 2001 to take forward embedded generation issues, under the joint chairmanship of Ofgem and the Department of Trade and Industry ("DTI"). YED continues to lobby both the DTI and Ofgem for recognition and due allowance of the costs that will be incurred in reinforcing distribution networks to cope with the power flows that will result from the envisaged increase in embedded generation.

      LANE RENTAL

      The Government activated Section 74 of the New Roads and Street Works Act 1991 ("NRSWA") with effect from April 1, 2001. Under this Section, highway authorities have the power to charge utilities when they fail to complete street works by a deadline agreed between the two parties. In addition, the Street Works (Charges for Occupation of the Highway) (England) Regulations 2001 have been made under Section 74A of NRSWA. These contain powers for highway authorities to levy a daily charge on utilities for street works activities ("lane rental"), and have been made at this time solely to enable the powers to be tested in certain parts of the country through pilot schemes. For this purpose, two local authorities - neither of them in YED's Distribution Services Area - are being allowed to operate lane rental pilot schemes in their areas. YED continues, with other licensed electricity distributors, to lobby the Government against the concurrent imposition of both Section 74 and Section 74A powers.

      LICENSE FEE COST RECOVERY

      Following a review of the principles governing the recovery of its costs through license fees, GEMA has determined that, with effect from Regulatory Accounting Period 2002, license fees will be recovered only from licensed monopoly network operators. This exclusion of suppliers and generators has caused licensed distributors' share of license fees to increase. To compensate for this, GEMA has amended network operators' licenses to enable them to pass through to customers the full amount of any difference between actual license fees levied and the amounts included by GEMA within allowed revenue for license fees at the most recent distribution price control review. In addition, in recognition of the abnormally high level of license fees in Regulatory Accounting Period 2001, GEMA has allowed licensed network operators to pass through to customers the difference between allowed and actual fees in respect of that period also.

      ENERGY EFFICIENCY

      The Utilities Act gave the Secretary of State the power to impose obligations on licensed gas and electricity suppliers, gas transporters, and electricity distributors to meet targets for the promotion of improvements in efficiency in consumers' use of energy. The obligations have, to date, only been imposed on suppliers.

      NEW ELECTRICITY TRADING ARRANGEMENTS

      In 1998, OFFER published a framework document describing the delivery and implementation of revised electricity trading arrangements based upon market trading arrangements in commodities markets elsewhere. In October 1999, with the onset of the implementation phase, these new electricity trading arrangements became known as NETA. The arrangements were designed to better facilitate the development of competition, to ensure maximum transparency and to give all interested parties the opportunity to participate in the process. The overall aim of NETA is to reduce prices to end customers.

      NETA trading commenced and replaced the Pool on March 27, 2001.

      The Master Connection and Use of System Agreement was replaced with the Connection and Use of System Code ("CUSC") which was given contractual force through the CUSC Framework Agreement.

      Electricity supply businesses incurred significant costs to introduce and operate under NETA, while the financial impact on distributors was minimal.

      PES LICENSES

      On October 1, 2001, the statutory licensing scheme under the Utilities Act 2000 took effect whereby YEG's PES license was converted into a standard electricity distribution license held by YED and a standard electricity supply license held by Npower Yorkshire Supply Limited. Consistent with and pursuant to the asset sale of the electricity and gas supply business of YPG Group to Innogy on July 31, 2001, Npower Yorkshire Supply Limited was immediately sold to Innogy on October 1, 2001. Between July 31, 2001 and September 30, 2001, an agency agreement was in place between Innogy and YEG whereby Innogy acted as YEG's agent for the fulfillment of YEG's obligations under its PES License.

      ELECTRICITY DISTRIBUTION LICENSE

      YED's license contains a set of conditions that are standard to all distribution licenses. The license is structured around the key activities of YED by means of grouping together all of the standard conditions that relate to these key activities. Accordingly, the license groups together those standard conditions that apply to all licensees and are common across all license types, those that apply in general to all distribution licensees and those obligations falling on dominant licensees such as YED. The license also includes a set of special conditions, unique to YED, that mainly relates to the price control mechanism in respect of YED's DUoS income.

      TRANSMISSION LICENSES

      In England and Wales, NGC is the only transmission license holder. The transmission license imposes on NGC the obligation to operate the merit order system for the central dispatch of generating units and gives NGC responsibility for the economic purchasing of ancillary services from generators and suppliers. The transmission license requires NGC to offer terms on a non-discriminatory basis for the carrying out of works for connection to, and use of, the transmission system.

      MODIFICATIONS TO LICENSES

      Subject to a power of veto by the Secretary of State, GEMA may modify license conditions with the agreement of the license holder. It must first publish the proposed modifications and consider representations or objections made. If GEMA fails to agree modifications to the special conditions of the license with a license holder, it may refer the matter to the Competition Commission. The price control conditions of the license are special conditions. If the Competition Commission finds that the matter referred to it has, or may be expected to have, specified effects adverse to the public interest which could be remedied or prevented by a license modification, GEMA is required to make modifications that appear to it requisite for the purpose of remedying or preventing the adverse effects identified by the Competition Commission. Modifications to license conditions may also be made by the Secretary of State as a consequence of monopoly, merger or other competition references under general UK competition law.

      Subject to the determination of relevant voting thresholds by the Secretary of State, the standard license conditions may be modified by a collective modification process whereby modifications can be made without the consent of individual licensees and without reference to the Competition Commission, provided GEMA has secured the agreement of a prescribed number of licensees.

      TERM AND REVOCATION OF ELECTRICITY DISTRIBUTION LICENSE

      By its terms, YED's electricity distribution license will continue in effect until terminated by not less than 25 years' notice in writing given by GEMA to YED. The Secretary of State for Trade and Industry may revoke an electricity distribution license by not less than 30 days' notice in writing to the licensee in certain specified circumstances. These circumstances include any failure to comply with a final order made by Ofgem requiring the license holder to comply with its license conditions or requirements, or the insolvency of the licensee.

UK ENVIRONMENTAL LEGISLATION

      YED's business is subject to numerous regulatory requirements with respect to the protection of the environment. The principal laws that have environmental implications for YED are the Electricity Act 1989, the Wildlife and Countryside Act 1981, the Water Industry Act 1991, the Water Resources Act 1991, the Environmental Protection Act 1990, the Statutory Nuisance Act 1993 and the Environment Act 1995.

      The Electricity Act requires YED to consider the preservation of natural beauty and the conservation of natural and man-made features of particular interest when it formulates proposals for development in connection with certain of its activities. Environmental assessments are required to be carried out in certain cases, including overhead line constructions at higher voltages and larger substation developments. YED has produced an environmental policy statement and an Electricity Act Schedule 9 Statement that set out the manner in which it intends to comply with its environmental obligations.

      Possible adverse effects of EMFs from various sources, including transmission and distribution lines, have been the subject of a number of studies and increasing public discussion. Although some current scientific research is indicating that EMFs do not cause adverse health effects, there is the possibility that the passage of legislation and changing regulatory standards would require measures to mitigate EMFs, with resulting increases in capital and operational costs. In addition, the potential exists for public liability with respect to lawsuits brought by plaintiffs alleging damages caused by EMFs. The only UK standards for exposure to power frequency EMFs are those promulgated by the National Radiological Protection Board and relate to the levels above which physiological effects have been observed. YED fully complies with these standards.

      The Groundwater Regulations 1998 (Water Resources Act 1991) seek to prevent List I and List II substances entering groundwater and strengthens the UK Environment Agency's powers to require additional protective measures, especially in areas of important groundwater supplies. Mineral oils and hydrocarbons are included in the more tightly controlled List I substances. This affects the high voltage fluid filled electricity cable network incorporating an insulating fluid currently in the List I category. Further research may result in recategorization because of the biodegradable qualities of the cable fluid. The existing voluntary Operating Code of Practice, as agreed between the Environment Agency and the electricity supply industry, is undergoing revision through the services of the Electricity Association to address the regulatory changes. Helpful discussions with the Environment Agency continue.

      The Oil Storage Regulations started to come into force in 2002 and will require the introduction of secondary containment measures (bunding) for all above ground oil storage locations where the capacity is more than 200 litres. The primary containers must be in sound condition, leak free, and positioned away from vehicle traffic routes. The secondary containment must be impermeable to water and oil (without drainage valve) and be subject to routine maintenance. The capacity of the bund must be sufficient to hold up to 110% of the largest stored vessel or 25% of the maximum stored capacity, whichever is the greater. The full impact of the regulations will be phased in over the next three years. The regulations come into effect as follows:

        o   March 1, 2002 for all new oil stores;

        o September 1, 2003 for existing stores at "significant risk" (i.e. within 10 metres of a water course); and

        o   September 1, 2005 for all remaining stores.

      YED believes that it has taken, and intends to continue taking, measures to comply with the applicable law and UK government regulations for the protection of the environment. There are no material legal or administrative proceedings pending against YED or any member of the YPG Group with respect to any environmental matter.

UK AND EU COMPETITION LAW

      The Competition Act, which came into force on March 1, 2000, gives new concurrent powers to the Director General of Fair Trading and Ofgem to investigate and act against anti-competitive agreements and conduct. These new powers include fines of up to 10% of turnover over three years for companies that breach the prohibitions of the Act. In March 1999 the Office of Fair Trading issued formal guidelines on the concurrent application of the Competition Act to the regulated industries:
      "Concurrent Application to Regulated Industries".

      In 2001 Ofgem published the final form of its guidance document "Competition Act 1998: Application to the Energy Sectors". The document provides advice and information about the actions that Ofgem will take into account when considering whether, and if so, how, to exercise its powers under the Competition Act. The proposals do not raise any significant concerns for YED.

PROPERTIES

      YED owns the freehold of its principal offices in Leeds. YED has both network and non-network land and buildings.

      NETWORK LAND AND BUILDINGS

      At December 31, 2001, YED had interests in approximately 16,000 network properties, comprising principally sub-station sites.

      NON-NETWORK LAND AND BUILDINGS

      At December 31, 2001, YED had freehold and leasehold interests in non-network properties comprising chiefly offices, depots, warehouses and workshops. YEG still owns a number of former retail outlets. The net book value of non-network land and buildings at December 31, 2001, was approximately (pound)7 million.

LEGAL PROCEEDINGS

     Litigation and arbitration may affect various companies in the YPG Group in the normal course of business. While the ultimate outcome of these proceedings cannot be predicted with certainty, we do not believe that any pending proceedings will have a material adverse effect on our results of operations or financial position.

     Litigation was concluded during the year ended December 31, 2001 with respect to NGC and International Power's use of actuarial surpluses declared in the ESPS.

     The Pension Ombudsman (a UK arbitrator appointed by statute) had issued a "final determination" in favor of complaints made by members of the ESPS relating to NGC's use of the ESPS surplus to offset its additional costs of early payment of pensions as a result of reorganization or redundancy, together with additional contributions required after a valuation. Under that determination the Pension Ombudsman directed NGC to pay into ESPS the amount of that use of the surplus plus interest. The Pension Ombudsman's final determination was challenged in the courts by NGC and International Power, who was also subject to a similar complaint. The High Court subsequently ruled that such use of surplus was permissible.

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

     NGC and International Power initiated appeals in the House of Lords. NGC and International Power also executed amendments which purported to cancel their accrued contribution obligations arising from the Court of Appeal's judgment.

     As YPG Group had made similar use of actuarial surpluses a similar, retro-spective deed of amendment was executed on January 22, 2001.

     The appeals initiated by NGC and International Power in the House of Lords were heard in February 2001 and the House of Lords judgement confirmed the High Court judgement that such use of surplus was permissible.

     On May 16, 2000, the European Court of Justice ruled that UK legislation on the backdating of part-time employees' claims to pension scheme benefits on the grounds of sex discrimination was incompatible with EU law. As a result, part-time employees can claim for backdating of their pension scheme benefits to April 8, 1976. YPG Group is unable to quantify the effect if any of this ruling until such time as any claims are brought against YPG Group and allowed by the Court. To date no such claims have been brought.

MATERIAL SUBSIDIARIES

      The following are material subsidiaries of YPG.

              Subsidiary                     Percentage        Country of
                                               Owned          Incorporation
      Yorkshire Holdings plc                    100%        England and Wales
      Yorkshire Power Finance Limited           100%        Cayman Islands
      Yorkshire Power Finance 2 Limited         100%        Cayman Islands
      Yorkshire Electricity Group plc           100%        England and Wales
      Yorkshire Electricity Distribution plc    100%        England and Wales
      Yorkshire Electricity Distribution
        Services Limited                        100%        England and Wales

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is management's discussion and analysis of certain significant factors that have affected YPG's financial condition and results of operations during the periods included in the accompanying statements of operations.

INTRODUCTION

YPG is indirectly owned by MEHC and Xcel. YPG was incorporated as a limited company under the laws of England and Wales in July 1996. Effective April 1, 1997, YPG, through its wholly owned subsidiary Yorkshire Holdings, gained effective control of YEG. YPG's primary asset is the stock of Yorkshire Holdings. Yorkshire Holdings, which beneficially owns all the outstanding stock of YEG, has no significant operations outside of its investment in YEG. YEG beneficially owns all the outstanding stock in YED and YEDSL.

SIGNIFICANT FACTORS AND KNOWN TRENDS

      COMPETITION AND INDUSTRY CHANGES

      The current distribution price control formula is effective for the five-year period beginning April 1, 2000. It includes a one time 23% reduction in allowed revenue for YEG's Distribution Business for the regulatory year ended March 31, 2001 compared to the previous price control.

      Effective from October 1, 2001, the Utilities Act introduced a prohibition on the activity of distributing electricity without a license or an exemption. The supply and distribution of electricity are now separate licensable activities with a bar on the same legal entity holding both an electricity supply and electricity distribution license. In addition, the PES and second tier supply licenses were brought together into a single supply license. In connection with these changes, on October 1, 2001, YEG transferred its Distribution Business to YED and legal title to its remaining Supply Business assets to Npower Yorkshire Supply Limited (beneficial interest of the assets having been transferred to Innogy on July 31, 2001). Npower Yorkshire Supply Limited was sold to Innogy on October 1, 2001. As part of the nomination of YED as the distribution license holder, there was a transfer, among other things, of certain assets of YEG constituting its distribution business and certain related liabilities, including those as principal obligor under the (pound)200 million Guaranteed Bonds due 2020 (the "Bonds"), to YED on October 1, 2001. In connection with the transfer of the primary liability on the bonds from YEG to YED, YEG unconditionally and irrevocably guaranteed payment of all amounts in respect of the Bonds.

      YED's license contains a set of conditions that are standard to all licenses. The license is structured around the key activities of YED that it governs by means of grouping together all of the standard conditions that relate to these key activities. Accordingly, the license groups together those standard conditions that apply to all licensees and are common across all license types, those that apply in general to all distribution licensees and those obligations falling on dominant licensees such as YED, known as the Distribution Services Obligations. The license also includes a set of Special Conditions, unique to YED, that mainly relates to the price control mechanism in respect of YED's Distribution Use of System income.

      SEPARATION OF DISTRIBUTION AND ELECTRICITY SUPPLY

      YEG complied with the PES License modifications that became effective on April 1, 2000 and, from that date, treated its Distribution Business and Supply Business as separate businesses.

      The costs of business separation were addressed by Ofgem in its review of the distribution and supply price controls. These controls became effective on April 1, 2000, and included an allowance for separation costs of (pound)7.5 million for each REC's Distribution Business over the following 5 years ending March 31, 2005, and an allowance of (pound)200,000 per year for YEG's ex-electricity supply business for the following 2 years.

      FACTORS AFFECTING REVENUES

      Two principal factors determine the amount of revenues produced by YED's Distribution Business: the unit price of electricity distributed (which is controlled by the Distribution Price Control Formula that may be changed from time to time) and the number of electricity units distributed (which depends upon customer demand as influenced in part by economic activity and weather conditions).

      BUSINESS RESTRUCTURING

      On July 31, 2001 YEG sold its Supply Business to Npower Yorkshire Limited, a wholly-owned subsidiary of Innogy. As of that date, therefore, YEG ceased to operate the Supply Business. The majority of the cash received was used to reduce the debt of YPG.

      The results of the Supply Business have been excluded from the individual line items in the financial statements and have been shown as income from discontinued operations.

      As part of pre-existing plans to reduce debt, YEG's Generation Business was disposed of prior to March 31, 1999. Provision was made in the year ended March 31, 1999 for income taxes arising on the gain. However, a favorable adjustment to tax liabilities of (pound)8 million, in respect of the disposal, arose and was recognized in the income statement for the nine months ended December 31, 1999.

      BUSINESS STREAMLINING

      A voluntary programme of lay-offs for employees of YED and YEDSL is taking place in 2002. The costs of the voluntary redundancy programme of approximately (pound)5 million were charged against income in 2001.

      ENVIRONMENTAL FACTORS

      YED's business is subject to numerous regulatory requirements with respect to the protection of the environment. The principal laws that have environmental implications for YED are the Electricity Act 1989, the Wildlife and Countryside Act 1981, the Water Industry Act 1991, the Water Resources Act 1991, the Environmental Protection Act 1990, the Statutory Nuisance Act 1993 and the Environment Act 1995. There are no material legal or administrative proceedings pending against YPG Group with respect to any environmental matter.

      INFLATION

      Inflation has not had a significant impact on YPG Group in the last three years and is not expected to do so in the foreseeable future.

      REVIEW OF POLICY ON DEPRECIATION OF OPERATIONAL ASSETS

      YEG has revised the useful economic lives of its distribution network assets in order to provide a more accurate estimated life for each asset type. Such assets are now depreciated over a period between 10 and 50 years. In the year ended December 31, 2001 the effect of this change was to decrease net income by (pound)4 million. The previous policy was to depreciate such assets over a period of between 10 and 80 years.

     CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements in conformity with accounting principles generally accepted in the US requires management to make judgements, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the consolidated financial statements in this annual report describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. Estimates are used for, but not limited to, the accounting for revenues, contingent liabilities and impairment of long-lived assets. Actual results could differ from these estimates. The following critical accounting policies are impacted by judgements, assumptions and estimates used in the preparation of the consolidated financial statements. The discussion below should be read in conjunction with the full statement of accounting policies.

     Revenues in the continuing operations are recorded based upon electricity distributed and services provided to the end of the period. Where there is an over-recovery of distribution business revenues against the maximum regulated amount, revenues equivalent to the over-recovered amount are deferred. The deferred amount is deducted from revenue and included in other liabilities. Where there is an under-recovery, no anticipation of any potential future recovery is made.

     Tangible fixed assets, other than land, are generally depreciated on the straight line method over their estimated operational lives. Operational lives are estimated based on a number of factors including the expected usage of the asset, expected physical deterioration and technological obsolescence.

     Long-lived assets consist primarily of the distribution system and goodwill arising from business acquisitions. YPG believes that the useful lives assigned to these assets, which range from 10 to 50 years, are reasonable. YPG evaluates the long-lived assets for impairment when events or changes in circumstances indicate, in management's judgement, that the carrying value may not be recoverable. These computations utilise judgements and assumptions inherent in management's estimates of undiscounted future cash flows to determine recoverability of an asset. If management's assumptions about these assets change as a result of events or circumstances, and management believes that the assets may have declined in value, then YPG may record impairment charges, resulting in lower profits.

RESULTS OF OPERATIONS

      YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

      Net income decreased by (pound)139 million from a (pound)55 million profit in the year ended December 31, 2000 to a (pound)84 million loss in the year ended December 31, 2001. This is primarily due to the disposal of the Supply Business operation and the full year impact of the distribution price control review in the year ended December 31, 2001.

      OPERATING REVENUES

      Operating revenues increased by (pound)67 million (64%) from (pound)105 million in the year ended December 31, 2000 to (pound)172 million in the year ended December 31, 2001. The increase in the year ended December 31, 2001 reflects the impact of the disposal of the Supply Business on July 31, 2001.

      GROSS MARGIN

      Gross margin increased by (pound)71 million (86%) from (pound)83 million in the year ended December 31, 2000 to (pound)154 million in the year ended December 31, 2001. The increase in the year ended December 31, 2001 reflects the impact of the disposal of the Supply Business on July 31, 2001.

      OPERATING COSTS

      The reduction in maintenance costs of (pound)4 million (8%) to (pound)48 million in the year ended December 31, 2001 from (pound)52 million in the year ended December 31, 2000 reflects further efficiencies made.

      The increase in depreciation and amortization of (pound)7 million (15%) from (pound)48 million to (pound)55 million was primarily due to the revision of the useful economic lives of distribution network assets.

      Selling, general and administrative costs increased in the year ended December 31, 2001 by (pound)7 million (19%) from (pound)37 million to (pound)44 million due to the disposal of the Supply Business on July 31, 2001.

      NET INTEREST EXPENSE

      The net interest expense decreased by (pound)27 million in the year ended December 31, 2001 to (pound)86 million due to lower interest expense on debts redeemed and interest earned on the proceeds from the disposal of the Supply Business invested in short term money market investments.

      INCOME TAXES

      YPG Group recognized a favorable tax settlement of (pound)3 million in respect of prior years' tax liabilities in the year ended December 31, 2000. The effective rate of tax in the year ended December 31, 2001 was 27% and in the year ended December 31, 2000 was 31%.

      DISCONTINUED OPERATIONS

      YEG's Supply Business was disposed of during the year ended December 31, 2001.

      Income from discontinued operations after tax declined by (pound)120 million (74%) from (pound)162 million in the year ended December 31, 2000 to (pound)42 million in the year ended December 31, 2001 primarily due to the results for the year ended December 31, 2001 reflecting only seven months of operations.

      The loss recognized on disposal resulted in a decrease in net income in the year ended December 31, 2001 of (pound)68 million (net of related income taxes benefit of (pound)35 million).

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1999
---------------------------------------------------------------------------

                                                                  Year ended
                                                               December 31, 1999
                                                                  (unaudited)
                                                                       (pound)
                                                                      (millions)
      Operating revenues                                                    87
      Cost of sales                                                         23
                                                                            --
      Gross margin                                                          64
      Operating expenses
      Maintenance                                                           59
      Depreciation and amortization                                         52
      Selling, general and administrative expenses
                                                                            36
                                                                         -----
      Loss from operations                                                (83)
      Other income                                                           2
      Net interest expense                                               (114)
                                                                         -----
      Income from continuing operations before income taxes              (195)
      Benefit for income taxes                                              61
                                                                         -----
      Loss from continuing operations                                    (134)
      Income  from  discontinued  operations,  net of  income
      taxes of(pound)21                                                    177
      Gain on disposal of discontinued operations                            8
                                                                             -
      Net income                                                            51
                                                                            ==

      The year ended December 31, 1999, comprises audited financial information for the nine months from April 1 to December 31, 1999 and unaudited financial information for the three months from January 1 to March 31, 1999.

      Net income increased by (pound)4 million (8%) from (pound)51 million in the year ended December 31, 1999 to (pound)55 million in the year ended December 31, 2000. This was primarily due to an increase in profit attributable to the gas and electricity supply businesses offset by the impact of the distribution price control review and the cumulative effect on prior years of a revised depreciation method offset by a gain on disposal of discontinued operations in the year ended December 31, 1999.

      OPERATING REVENUES

      Operating revenues increased by (pound)18 million (21%) from (pound)87 million in the year ended December 31, 1999 to (pound)105 million in the year ended December 31, 2000, reflecting the effects of competition in the electricity supply market resulting in more Distribution Business revenues being derived from outside the YPG Group.

      GROSS MARGIN

      Gross margin increased by (pound)19 million (30%) from (pound)64 million in the year ended December 31, 1999 to (pound)83 million in the year ended December 31, 2000, due to the effects of competition in the electricity supply market resulting in more Distribution Business revenues being derived from outside the YPG Group.

      OPERATING COSTS

      The reduction in maintenance costs of (pound)7 million (12%) from (pound)59 million in the year ended December 31, 1999 to (pound)52 million in the year ended December 31, 2000 was the result of a reduction in controllable costs and reflects further efficiencies made.

      Selling, general and administrative costs increased by (pound)1 million to (pound)37 million in the year ended December 31, 2000 from (pound)36 million in the year ended December 31, 1999.

      The reduction in depreciation of (pound)4 million (8%) from (pound)52 million in the year ended December 31, 1999 to (pound)48 million in the year ended December 31, 2000 was due to the revision of useful economic lives of distribution network assets and the change in depreciation method for distribution network assets.

      NET INTEREST EXPENSE

      Net interest expense reduced by (pound)1 million (1%) from (pound)114 million in the year ended December 31, 1999 to (pound)113 million in the year ended December 31, 2000.

      INCOME TAXES

      YPG Group recognized a favorable tax settlement of (pound)3 million in respect of prior years' tax liabilities in the year ended December 31, 2000. YPG recognized a favorable tax settlement of (pound)12 million in respect of prior years' tax liabilities in the year ended December 31, 1999. The effective rate of tax in the year ended December 31, 2000 was 31% and in the year ended December 31, 1999 was 31%.

      DISCONTINUED OPERATIONS

      After tax income from discontinued operations decreased by (pound)15 million (8%) from (pound)177 million in the year ended December 31, 1999 to (pound)162 million in the year ended December 31, 2000 due to the opening of competition in the electricity supply market.

      YEG's Generation Business was disposed of during the year ended March 31, 1999. Provision was made in the year ended December 31, 1998 for income taxes arising on the gain. However, a favorable adjustment to tax liabilities of (pound)8 million, in respect of the disposal, has been recognized in the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

YPG's primary asset is the entire share capital of Yorkshire Holdings, which, in turn, owns the entire share capital of YEG as its primary asset. YPG is therefore dependent upon dividends from YEG for its cash flow.

      FINANCING

      Prior to the acquisition of YPG by CE, all of YPG Group's committed borrowing facilities including its commercial paper programme were cancelled. At December 31, 2001, YPG Group had a cash balance of (pound)220 million that satisfies its ongoing working capital requirements.

      AVAILABLE SOURCES OF CREDIT

      At December 31, 2001, in addition to cash flow from YEG's operations available for distribution indirectly to YPG, YPG had (pound)220 million of cash available as its primary source of liquidity.

      YPG will also be required to fund its ongoing capital expenditures, fund its debt service and cover its working capital needs. YPG expects to fund these ongoing cash requirements through a combination of available cash flow and the (pound)220 million cash balance.

      USE AND SOURCE OF FUNDS

      The principal sources of funds of YPG Group during the year ended December 31, 2001 were (pound)106 million from operations and (pound)710 million from the sale of the Supply Business. During this period, YPG Group utilized (pound)72 million for capital expenditures. Proceeds from asset sales (excluding the sale of the Supply Business) totalled (pound)4 million. The syndicated credit facility was reduced to nil during the period.

      The principal sources of funds of YPG Group during the year ended December 31, 2000 were (pound)140 million from operations. YPG Group utilized (pound)104 million for capital expenditures. Proceeds from asset sales totalled (pound)1 million.

      The principal sources of funds of YPG Group during the nine months ended December 31, 1999 were (pound)70 million from operations. During this period, YPG Group utilized (pound)100 million for capital expenditures. Proceeds from asset sales totalled (pound)1 million.

     CAPITAL EXPENDITURES

     Since the disposal of the Supply Business, YPG Group's capital expenditures are all related to the Distribution Business and include expenditures for load-related, non-load-related and non-operational capital assets. Load-related capital expenditures are largely required by new business growth. Customer contributions are normally received where capital expenditures are made to extend or upgrade service to customers (except to the extent that such capital expenditures are made to enhance Yorkshire's distribution network generally). Non-load-related capital expenditures include asset replacement, which is expected to continue. Other non-load-related expenditures include system upgrade work that provides for load growth and has the additional benefit of improving network security and reliability. Non-operational capital expenditures are for assets such as fixtures and equipment. For the year ended December 31, 2001 and the year ended December 31, 2000 capital expenditures, net of customer contributions, were (pound)72 million and (pound)104 million, respectively. As part of the distribution price control review process, the five year period to March 31, 2005 was considered. For this period, YEG's distribution allowed revenues were based on Ofgem's capital projections for load and non-load related expenditure totalling (pound)454 million (in year ended March 31, 1998 prices).

     Management believes that cash flow from operations, together with its existing sources of cash and credit will provide sufficient financial resources to meet YPG Group's projected capital needs and other expenditure requirements for the foreseeable future.

     OBLIGATIONS AND COMMITMENTS

     YPG Group has contractual obligations and commercial commitments that may affect its financial condition. Based on management's assessment of the underlying provisions and circumstances of the material contractual obligations and commercial commitments of YPG Group, including structured finance arrangements, there is no known trend, demand, commitment, event or uncertainty that is reasonably likely to occur which would have a material effect on YPG Group's financial condition or results of operations.

     CONTRACTUAL CASH OBLIGATIONS

                                                      Period payments are due
                                            Total  2002  2003/4  2005/6   After
                                                                          2006
                                                         (pound)
      Long term debt (1)                    762     -      -      155      607
      Company-obligated mandatory
         redeemable Trust Securities
         of junior subordinated
         deferrable interest debenture      156     -      -        -      156
      Operating leases (2)                    4     -      3        -        1
                                              -     -      -        -        -
      Total                                 922     -      3      155      764
                                            ===     =      =      ===      ===

        (1) Excludes unamortized debt premiums, discounts and fair value purchase allocation adjustments

        (2)  Not reflected on the consolidated balance sheets.

      For details of principal amounts, maturity dates and interest rates see "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

      OTHER COMMERCIAL COMMITMENTS

      There are no other contractual commercial commitments.

      OFF BALANCE SHEET TRANSACTIONS

      There are no off balance sheet transactions.

RISK MANAGEMENT

Following the sale of YEG's Supply Business to Innogy on July 31, 2001, YPG ceased to have any exposure to the risks associated with the Supply Business. YED is exposed to a certain amount of risk of non-payment of its DUoS invoices by counter-parties to those contracts. The counter-parties are electricity supply companies supplying electricity to end-user customers in Great Britain. Pursuant to an industry standard DUoS agreement with each counter-party, counter-parties with an approved credit rating are not required to provide any additional credit support for their DUoS payment obligations to YED. YED requires each counter-party that does not possess such a credit rating to provide a parent company guarantee, cash deposit or other acceptable credit enhancement instruments. The terms and conditions of DUoS agreements may be varied by agreement between the parties to the agreements and failing that Ofgem may determine such disputes. In addition, YED has a credit insurance policy in place covering, subject to the terms of the policy, up to an annual maximum of (pound)7.5 million of DUoS revenue that has been billed and on which payment is outstanding in the event of a counter-party ceasing to trade.

YED and YEDSL apply MEHC's corporate risk management philosophy to their businesses which places great emphasis on personnel safety. Safety programs include goals, awards, safety committees, and behavior-based safety. The operations philosophy centers on maintaining high rates of service availability and low rates of forced outages. Equipment is only operated within design limits and is purchased only from recognized suppliers. Training through classroom simulation and apprenticeship is monitored by management and technical support staff. Key personnel participate in industry groups to maintain a current body of knowledge on issues and developments. Technical support is available on-site and off-site, augmented by engineering firms, consultants, and contractors, as needed and root-cause analysis is required after significant events and lessons learned are incorporated into operating practices.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets" which establish accounting and reporting for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001, to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized but tested for impairment on an annual basis. SFAS No. 142 is effective for the Company beginning January 1, 2002. Under the current method of assessing goodwill for impairment, which uses an undiscounted cash flow approach, no material impairment existed at December 31, 2001. For 2002, YPG will begin to test goodwill for impairment under the new rules, applying a fair-value-based approach. YPG is in the process of quantifying the anticipated impact on its financial condition and results of operations of adopting the provisions of SFAS No. 142, which could be significant. The historical impact of not amortizing goodwill would have been to increase net income for the years ended December 31, 2001 and 2000 and the nine month period ended December 31, 1999 by (pound)14 million, (pound)24 million and (pound)18 million, respectively assuming no impairment had been required in those periods. However, impairment reviews may result in future periodic write-downs.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses the accounting for legal obligations associated with the retirement of tangible, long-lived assets, and the associated asset retirement costs. This pronouncement is effective for financial years beginning after June 15, 2002. YPG is evaluating the impact that adoption of this standard will have on its financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The adoption of SFAS No. 144 on January 1, 2002 did not have any impact on YPG Group's financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management of YPG, Yorkshire Finance and Yorkshire Finance 2

The following table sets forth certain information with respect to the executive officers and directors of YPG as of December 31, 2001:

Name                            Age        Position

Mr G E Abel                     39         Director, YPG

Mr P E Connor                   53         Director, YPG, Yorkshire Finance and
                                             Yorkshire Finance 2

Dr J M France                   44         Director, YPG

Mr P J Goodman                  35         Director, YPG

Mr K Linge                      52         Director, YPG, Yorkshire Finance and
                                             Yorkshire Finance 2

Mr J D Stallmeyer               44         Director, YPG

Mr J Elliott                    37         Company Secretary, YPG

The directors are not subject to retirement by rotation and may be appointed and removed by persons holding at least 50 percent of the ordinary shares in the Company. The appointment of the directors is not subject to a specific term. Once appointed the directors continue in office until they either resign or are removed.

Gregory E Abel. Has been a director of YPG since September 2001. Mr Abel joined MidAmerican Energy Holdings Company in 1992 and is President and Chief Operating Officer of MidAmerican Energy Holdings Company. Mr Abel is a Chartered Accountant and from 1984 to 1992 he was employed by Price Waterhouse. In the San Francisco office of Price Waterhouse, he was responsible for clients in the energy industry.

P Eric Connor. Has been a director of YPG and Yorkshire Finance and Yorkshire Finance 2 since September 2001. Mr Connor is President and Chief Operating Officer of Northern Electric plc and joined Northern Electric in 1992. Prior to joining Northern Electric he was a director at NEI Reyrolle Limited. His previous appointments included engineering and management posts with National Nuclear Corporation, NEI and Marconi Space and Defence.

John M France. Has been a director of YPG since September 2001. Dr France has worked for Northern Electric plc since 1989, during which time he has been responsible for regulatory affairs. He is Director of Regulation for the CE group of companies.

Patrick J Goodman. Has been a director of YPG since September 2001. Mr Goodman is Senior Vice President and Chief Financial Officer of MidAmerican Energy Holdings Company. Mr Goodman joined MidAmerican Energy Holdings Company in 1995 and served in various accounting positions including Chief Accounting Officer. He was promoted to Senior Vice President and Chief Financial Officer in April 1999. Mr Goodman was Reinsurance and Financial Accounting Administrator for National Indemnity Company from 1993 to 1995 and an auditor for Coopers & Lybrand from 1989 to 1993.

Kenneth Linge. Has been a director of Yorkshire Finance and Yorkshire Finance 2 since September 2001 and of YPG since November 2001. Mr Linge has worked for Northern Electric plc since 1968 and is Director of Finance for the CE group of companies.

James D Stallmeyer. Has been a director of YPG since September 2001. Mr Stallmeyer is General Counsel and Commercial Director of the CE group of companies. Mr Stallmeyer joined MidAmerican Energy Holdings Company in August 1993. Prior to joining MidAmerican Energy Holdings Company he was an attorney in the public finance and corporate finance departments at Chapman and Cutler in Chicago (1984-1986; 1987-1993), in the public finance department of Skadden, Arps, Slate, Meagher & Flom in Chicago (1986-1987), and an instructor of legal writing at the University of Illinois College of Law (1987-1988).

John Elliott. Has been Company Secretary of YPG since September 2001. Mr Elliott is a Chartered Secretary, has worked for Northern Electric plc since 1986 and is Company Secretary for the CE group of companies.

EXECUTIVE COMPENSATION

Management Compensation of YPG, Yorkshire Finance and Yorkshire Finance 2

The officers and directors of YPG and Yorkshire Finance and Yorkshire Finance 2 listed above receive no cash or non-cash compensation as a result of their services performed for YPG and Yorkshire Finance and Yorkshire Finance 2.

Transactions with Management and Others

None

Certain Business Relationships

See "Management of YPG" and "Executive Compensation" above.

Indebtedness of Management

None

Employees

At the start of the year ended December 31, 2001, all employees in YPG Group were employed under contracts held by YEG. On October 1, 2001 when YEG's transfer scheme and asset transfer agreement with YED and YEDSL became effective, YEG's employees were transferred to either YED or YEDSL. The numbers of employees of YPG Group over the last three years are as follows

                              At December 31,
        2001                           2000                         1999
        ----                           ----                         ----
       1,484                          4,060                        4,275

YPG and Yorkshire Holdings have no employees because they are holding companies with no operations.

Approximately 85% of YPG Group's employees are represented by labor unions. All YPG Group's employees who are not party to a personal employment contract are subject to collective bargaining agreements. These agreements may be amended by agreement between YED or YEDSL, as appropriate, and the unions and are terminable with 12 months' notice by either side. YED and YEDSL believe that their relations with its employees are favorable.

Following the purchase of 94.75% of the issued share capital of YPG by CE, a voluntary programme of lay-offs for employees of YED and YEDSL is planned to take place in 2002. The costs of the voluntary redundancy programme of approximately (pound)5 million were charged against income in 2001.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The major shareholders of YPG are as follows

Shareholder                                Number of Shares     Percentage

CE Electric UK Limited                       416,900,001          94.75

Xcel Energy International, Inc                23,100,001           5.25

On April 3, 2001, subsidiaries of AEP and Xcel sold 94.75% of the issued share capital of YPG to Innogy, an integrated energy company in the UK. AEP sold its entire interest in YPG, while Xcel retained a 5.25% interest.

On September 21, 2001, CE, a company incorporated under the laws of England and Wales, acquired 94.75% of the issued share capital of YPG from Innogy. CE is indirectly owned by MEHC, a company incorporated in Iowa, United States of America.

CE and Xcel do not have different voting rights.

RELATED PARTY TRANSACTIONS

YPG has provided a loan to CE on which it receives interest based on short term money market rates (5.4% at December 31, 2001). The amount outstanding, as at July 9, 2002 was approximately (pound)23 million and the maximum amount outstanding during the period was (pound)47 million.

ITEM 8.  FINANCIAL INFORMATION

See "Item 18 - Financial Statements".

LEGAL PROCEEDINGS

Litigation and arbitration may affect various companies in the YPG Group in the normal course of business. While the ultimate outcome of these proceedings cannot be predicted with certainty, we do not believe that any pending proceedings will have a material adverse effect on the results of operations or financial position. See "Item 4 - Information on the Company - Legal Proceedings".

SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since December 31, 2001.

DIVIDEND POLICY

No dividends have been declared or paid in the periods covered by this annual report.

ITEM 9.  THE OFFER AND LISTING

There is no established public trading market for YPG's common stock, all of which is owned indirectly by MEHC and Xcel.

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

A discussion of our Memorandum and Articles of Association is incorporated by reference to our registration statement on Form S-1 filed on March 13, 1998.

MATERIAL CONTRACTS

Other than contracts described elsewhere in this annual report, there were no material contracts entered into by a member of the YPG Group during the prior two years outside the ordinary course of business.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

We are not restricted by any current UK law, decree or regulation from distributing to or receiving capital from, or paying dividends or interest or otherwise making payments to, persons who are neither residents nor nationals of the UK.

Under UK law and our Memorandum and Articles of Association, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer their ordinary shares in the same manner as UK residents or nationals.

DOCUMENTS ON DISPLAY

It is possible to read and copy the documents referred to in this annual report that have been filed with the SEC at the SEC's public reference room located at

     451 Fifth Street, NW
     Washington DC 20549
     USA

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.

In addition, documents referred to above are available at our headquarters, located at

     Carliol House
     Market Street
     Newcastle upon Tyne
     NE1 6NE
     England

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

COMMODITY PRICE RISK

Prior to the sale of its Supply Business, YEG had certain market risks inherent in its business activities. The purchase and sale of electricity and gas exposed YEG to market risk. Market risk represented the risk of loss that may have impacted YEG due to adverse changes in market prices.

YEG's electricity supply risk management efforts were intended to appropriately hedge the risks associated with the purchase and sale of electricity resulting from Pool price volatility. When the Pool was the wholesale electricity market, virtually all electricity generated in England and Wales was sold by generators and bought by suppliers through the Pool. The most common contracts for electricity supply to business customers were for twelve-month terms and contained fixed rates. Similarly, domestic and small business tariffs contained fixed rates. YEG was exposed to purchase price risk (the risk associated with fluctuations in the cost of purchased electricity relative to the price received from the electricity supply customer) to the extent that it had not hedged such risk. YEG substantially hedged purchase price risk by employing a variety of risk management tools, including management of its electricity supply contract portfolio, hedging contracts and other means which mitigated the risk of Pool price volatility. YEG employed risk management methods to maximize its return consistent with an acceptable level of risk.

Under its PES License, YEG had a price cap on the prices it could charge its domestic customers in the Authorized Area. Because the maximum price was fixed for these customers, YEG was at risk from upward movements in purchase costs. This risk was mitigated by hedging purchase contracts, mainly through contracts for differences and electricity forward agreements.

Contracts for differences and electricity forward agreements were contracts predominantly between generators and suppliers, which fixed the major elements of the price of electricity for a contracted quantity of electricity over a specific time period. Differences between the actual price set by the Pool and the agreed prices gave rise to difference payments between the parties to the particular contract for differences or electricity forward agreement.

The system of wholesale purchasing through the Pool was replaced by NETA on March 27, 2001. NETA requires participants to submit half hourly forecasts of electricity supply and demand and endeavor to balance contract positions and metered volumes. There are incentives, in the form of imbalance payments, for generators and suppliers to balance their supply/demand position. YEG redefined its business operations in order to effectively manage its position in the new market by seeking to predict its customers' demand for electricity on a short-term basis as accurately as possible and to maximize the trading opportunities, while effectively managing the risk of imbalances.

Gas was sourced from YEG's interest in the Armada Field. A purchase agreement with a major gas supplier was entered into to meet the majority of the requirements of YEG's residential gas market and swing contracts and purchases on the spot market were utilised to give YEG a balanced gas purchase portfolio. YEG utilized risk management methods in relation to gas purchasing and supply, including storage and an interruptible customer portfolio, designed to maximize its return consistent with an acceptable level of risk. A system to evaluate and enable effective management of risk in gas trading was used by YEG. The system enabled greater control of all transactions including daily evaluation of key parameters such as value at risk and profit and loss positions for each YEG business unit.

Following the sale of YEG's Supply Business to Innogy on July 31, 2001, YPG Group ceased to have any exposure to the commodity price risk associated with the Supply Business.

CREDIT RISK

Credit risk refers to the risk of financial loss that would result from the failure of counter-parties to comply with the terms of their contractual obligations with YPG Group.

YED is exposed to a certain amount of risk of non-payment of its DUoS invoices by counter-parties to those contracts. The counter-parties are electricity supply companies supplying electricity to end-user customers in Great Britain. Pursuant to an industry standard DUoS agreement with each counter-party, counter-parties with an approved credit rating are not required to provide any additional credit support for their DUoS payment obligations to YED. YED requires each counter-party that does not possess such a credit rating to provide a parent company guarantee, cash deposit or other acceptable credit enhancement instruments. In addition, YED has a credit insurance policy in place covering, subject to the terms of the policy, up to an annual maximum of (pound)7.5 million of DUoS revenue that has been billed and on which payment is outstanding in the event of a counter-party ceasing to trade.

In the year ended December 31, 2001, Enron Direct Limited, an electricity supplier, was declared insolvent and put into administration. At the time, Enron Direct Limited owed YED approximately (pound)0.5 million in DUoS payments. Discussions are on-going with Ofgem to reach an agreement whereby YED will be allowed to recover a percentage of this amount through the distribution price control mechanism. Some portion of the (pound)0.5 million may be recovered from the administrators of Enron Direct Limited and the credit insurance policy.

In the year ended December 31, 2000, Independent Energy, an electricity supplier, was declared insolvent and put into administration. At the time, Independent Energy owed YED approximately (pound)1.5 million in DUoS payments. Agreement was reached with Ofgem whereby YED will be allowed to recover 80% of this outstanding amount through the distribution price control mechanism.

Ofgem has consulted on changes to the DUoS credit cover and payment regime that potentially offer YED reduced risk in the event of insolvency of supply companies. There is no assurance, however, that such changes will be implemented.

FOREIGN CURRENCY EXCHANGE RATE RISK

YPG is partly capitalized by US dollar-denominated debt. Changes in the US dollar/Pound Sterling exchange rate will affect the US Dollar value of YPG's Pound Sterling cash flows and the Pound Sterling fair value of the US dollar-denominated debt. YPG uses cross-currency swaps to manage the cash flow and translation risks arising from its exposures to foreign currency exchange rate movements associated with Pound Sterling cash flows and, US dollar-denominated debt.

In connection with the agreement to sell YPG to CE, cross-currency swaps with a value of $300 million were closed-out in 2001. The swaps were used to hedge Yorkshire Finance $300 million Yankee bonds due 2008. Following completion of the sale of YPG to CE in September 2001 new cross-currency swaps were taken out to fully hedge this exposure.

In June 1998, YPG issued $275 million aggregate principal amount of 8.08% Trust Securities which mature in 2038. In the absence of appropriate cover for this maturity, cross-currency swaps maturing in June 2008 are used to manage the foreign currency exchange rate risk arising from the trust securities borrowings. The US dollar interest cash flows received under the cross-currency swaps match the US dollar coupon payments under both bonds until 2008.

INTEREST RATE RISK

YPG is partly funded by long-term Pound Sterling-denominated debt bearing variable and fixed interest rates and long-term US Dollar-denominated debt bearing fixed interest rates. Changes in Pound Sterling and US Dollar interest rates will affect the cash flows under debt bearing variable interest rates and the fair value of debt bearing fixed interest rates.

At December 31, 2001, fixed interest rates were payable on 83% of debt and the average debt maturity was 17 years.

The following tables present the total principal cash repayments and related weighted average interest rates of YPG's debt and the total principal amounts and weighted average interest rates of YPG's cross currency swaps as of December 31, 2001 and December 31, 2000.

At December 31, 2001

All amounts, millions                                               Maturity Date
                                    2002     2003    2004      2005     2006   Thereafter     Total      Fair Value
                                    ----     ----    ----      ----     ----   ----------     -----      ----------
Debt
Fixed  interest rate Pound
 Sterling - denominated debt
Amount                                -       -        -        -         -    (pound)400   (pound)400    (pound)488
Average interest rate                 -       -        -        -         -          8.3%         8.3%
Variable interest rate
Pound Sterling -
 denominated debt
Amount                                -       -        - (pound)155       -           -     (pound)155    (pound)164
Average interest rate                 -       -        -       5.8%       -           -           5.8%
Fixed interest rate
US dollar-denominated debt
Amount                                -       -        -        -         -         $557         $557           $546
Average interest rate                 -       -        -        -         -         7.2%         7.2%

Cross currency swaps                                                                                              $8
Receive fixed interest
 rate US dollars
Amount                                -       -        -        -         -         $555         $555              -
Average interest rate                 -       -        -        -         -         7.4%         7.4%
Vs,
Pay fixed interest rate
 Pounds Sterling
Amount                                -       -        -        -         -    (pound)363   (pound)363             -
Average interest rate                 -       -        -        -         -          8.3%         8.3%


At December 31, 2000

All amounts, millions                                         Maturity Date
                                    2001      2002       2003     2004      2005   Thereafter     Total      Fair Value
                                    ----      ----       ----     ----      ----   ----------     -----      ----------
Debt
Fixed interest rate
 Pound Sterling -
 denominated debt
Amount                          (pound)4  (pound)4        -         - (pound)150   (pound)400   (pound)558  (pound)643
Average interest rate               7.4%      7.5%        -         -       8.6%         8.3%         8.3%
Variable interest rate
Pound Sterling -
 denominated debt
Amount                         (pound)106        -         -         - (pound)155          -     (pound)261 (pound)261
Average interest rate                6.1%        -         -         -       7.1%          -           6.7%
Fixed interest rate
US dollar-denominated debt
Amount                                -          -        $350       -        -           $565         $915       $841
Average interest rate                 -          -        6.2%       -        -           7.2%         6.8%

Cross currency swaps                                                                                             $(15)
Receive fixed interest
 rate US dollars
Amount                                -          -        $350       -        -           $556         $906          -
Average interest rate                 -          -        6.2%       -        -           7.4%         6.9%
Vs,
Pay fixed interest rate
 Pounds Sterling
Amount                                -          -  (pound)215       -        -     (pound)341   (pound)556          -
Average interest rate                 -          -        8.1%       -        -           8.8%         8.5%
Interest rate cap
Nominal amount                 (pound)40         -         -         -        -            -      (pound)40   (pound)-
Interest rate                       7.5%         -         -         -        -            -           7.5%

The average interest rates shown are weighted average interest rates.

The average interest rate of debt is based on the coupon or interest rates of the debt maturing in the period reported.

The variable interest rate Pound Sterling-denominated debt at December 31, 2001 consists of (pound)155 million Reset Senior Notes on which the interest rate is reset semi-annually with the last reset being made on February 15, 2002.

The weighted average term of the variable interest rate Pound
Sterling-denominated debt at December 31, 2001 was 3 years.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. [RESERVED]


ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1.

The following financial statements and financial statement schedules are filed as part of this annual report together with the report of the independent auditors:

Financial Statements                                                       Page

Report of the Independent Auditors                                          F-1
Consolidated Statements of Income for the years ended December 31,
  2001 and 2000 and the nine months ended December 31, 1999                 F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000                F-3
Consolidated Statements of Changes in Shareholders' Equity
 for the years ended December 31, 2001 and 2000 and the nine
 months ended December 31, 1999                                             F-5
Consolidated Statements of Cash Flows for the years ended
 December 31, 2001 and 2000 and the nine months ended
 December 31, 1999                                                          F-6
Supplemental Disclosure of Cash Flow Information for the
 years ended December 31, 2001 and 2000 and the nine months
 ended December 31, 1999                                                    F-7

Financial Statement Schedules
Report of the Independent Auditors                                         F-24
Schedule II - Valuation and Qualifying Accounts and Reserves               F-25

ITEM 19. EXHIBITS

The following documents are filed as a part of this annual report on this Form 20-F:

(1)        Financial Statements:

           The financial statements and the related reports of independent public accountants and auditors filed as a part of this annual report are under Item 18 herein.

(2)        Financial Statement Schedules:

           Consolidated Valuation and Qualifying Accounts and Reserves (Schedule
           II)

           All other schedules are omitted because they are not applicable or the required information is contained in the financial statements or notes thereto.

(3)        Exhibits:

Certain of the following exhibits, designated with an asterisk (*), are filed herewith. The exhibits not so designated have heretofore been filed with the SEC and, pursuant to 17 C.F.R. 229.10(d) and 240.12b-32, are incorporated herein by reference to the documents indicated in parentheses following the descriptions of such exhibits. Certain instruments which define the rights of holders of debt securities of Yorkshire Power Group Limited and its subsidiaries are not filed herewith pursuant to Item 601 (b)(4)(iii)(A) of Regulation S-K, 17 C.F.R. 229. Yorkshire Power Group Limited agrees to furnish a copy of each such instrument to the SEC upon request.

   Exhibit      Description
   Number
     1.1        Memorandum and Articles of Association of Yorkshire Power Group
                Limited (Designated in Registration 333-47925 as Exhibit 3.1).
     1.2        Certificate of Incorporation of Yorkshire Power Group Limited
                (Designated in Registration 333-47925 as Exhibit 3.2).
     2.1        Subordinated Indenture dated as of June 1, 1998 among Yorkshire
                Power Group Limited, Yorkshire Power Finance Limited, Banque
                Generale du Luxembourg, and The Bank of New York (Annual Report on Form 10-K for the year ended March 31, 1998, File No.
                333-47925, Exhibit 4.1).
     2.2        First Supplemental Indenture dated as of June 1, 1998 among
                Yorkshire Power Group Limited, Yorkshire Power Finance Limited,
                Banque Generale du Luxembourg and The Bank of New York (Annual
                Report on Form 10-K for the year ended March 31, 1998, File No.
                333-47925, Exhibit 4.2).
     2.3        Certificate of Trust of Yorkshire Capital Trust I (Designated in
                Registration 333-47925 as Exhibit 4.4).
     2.4        Trust Agreement of Yorkshire Capital Trust I (Designated in
                Registration 333-47925 as Exhibit 4.5).
     2.5        Amended and Restated Trust Agreement of Yorkshire Capital Trust
                I dated as of June 1, 1998 (Annual Report on Form 10-K for the year ended March 31, 1998, File No. 333-47925, Exhibit 4.5).
     2.6        Trust Securities Guarantee Arrangement dated as of June 1, 1998 between Yorkshire Power Group Limited and The Bank of New York
                (Annual Report on Form 10-K for the year ended March 31, 1998,
                File No. 333-47925, Exhibit 4.6).
     2.7        Deposit Agreement dated as of June 1, 1998 between Yorkshire
                Power Finance Limited and The Bank of New York (Annual Report on
                Form 10-K for the year ended March 31, 1998, File No. 333-47925,
                Exhibit 4.7).
     2.8        Indenture, dated as of February 1, 1998 among Yorkshire Power
                Finance Limited, Yorkshire Power Group Limited, The Bank of New
                York and Banque Generale du Luxembourg (Annual Report on Form
                10-K for the year ended March 31, 1998, File No. 333-47925,
                Exhibit 4.8).
     2.9        First Supplemental Indenture, dated as of February 25, 1998, among Yorkshire Power Finance Limited, Yorkshire Power Group
                Limited, The Bank of New York and Banque Generale du Luxembourg
                (Annual Report on Form 10-K for the year ended March 31, 1998,
                File No. 333-47925, Exhibit 4.9).
     2.10       Second Supplemental Indenture, dated as of February 25, 1998, among Yorkshire Power Finance Limited, Yorkshire Power Group
                Limited, The Bank of New York and Banque Generale du Luxembourg
                (Annual Report on Form 10-K for the year ended March 31, 1998,
                File No. 333-47925, Exhibit 4.10).
     2.11       Deposit Agreement, dated as of February 1, 1998 between The Bank of New York and Yorkshire Power Finance Limited (Annual Report on Form 10-K for the year ended March 31, 1998, File No.
                333-47925, Exhibit 4.11).
     2.12       Trust Deed, dated January 17, 1995, between Yorkshire
                Electricity Group plc and Bankers Trust Company Limited (Annual
                Report on Form 10-K for the year ended March 31, 1998, File No.
                333-47925, Exhibit 4.12).
     2.13       First Supplement, dated July 27, 1995, between Yorkshire
                Electric Group plc and Bankers Trust Company Limited (Annual
                Report on Form 10-K for the year ended March 31, 1998, File No.
                333-47925, Exhibit 4.13).

     4.1        Master Agreement dated as of October 25, 1995 among The National
                Grid Holding plc, The National Grid Company plc, Yorkshire
                Electricity Group plc and the other RECs (Designated in
                Registration 333-47925 as Exhibit 10.8).
     4.2        Memorandum of Understanding among the National Grid Group plc,
                Yorkshire Electricity Group plc and the other RECs, dated
                November 17, 1995 (Designated in Registration 333-47925 as
                Exhibit 10.9).
     4.3        Master Registration Agreement dated as of June 1, 1998 among
                Yorkshire Electricity Group plc, Energy Pool Funds
                Administration Limited and other parties (Annual Report on Form
                10-K for the year ended March 31, 1998, File No. 333-47925,
                Exhibit 10.11).
     4.4        BSC Framework Agreement, dated as of August 14, 2000, among
                Yorkshire Electricity Group plc and other parties (Quarterly
                Report on Form 10-Q for the quarter ended September 30, 2000,
                File No 333-47925, Exhibit 10.17).
     4.5        Transfer Deed relating to the transfer of certain assets and liabilities of members of The Electricity Pool of England and
                Wales as of August 14, 2000, among the Members of The
                Electricity Pool of England and Wales (including Yorkshire
                Electricity Group plc) and Elexon Limited (Quarterly Report on
                Form 10-Q for the quarter ended September 30, 2000, File No
                333-47925, Exhibit 10.18).
     *4.6       Scheme made pursuant to paragraphs 13 and 17 of Schedule 7 to the Utilities Act 2000 in respect of the Public Electricity
                Supply licence and the other supply licences of Yorkshire
                Electricity Group plc, dated 28 September 2001.
     *4.7       Electricity distribution license: standard conditions under the
                Utilities Act 2000: Determination of standard licence conditions for electricity distribution licenses, dated 27 September 2001, as modified on March 28, 2002, April 4, 2002 and April 23, 2002.
     *8.1       List of subsidiaries of Yorkshire Power Group Limited

YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF YORKSHIRE POWER GROUP LIMITED

We have audited the accompanying consolidated balance sheets of Yorkshire Power Group Limited and its subsidiaries (the "Company") as of December 31, 2001 and December 31, 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2001, the year ended December 31, 2000 and for the nine month period ended December 31, 1999 (all expressed in pounds sterling). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yorkshire Power Group Limited and its subsidiaries as of December 31, 2001 and December 31, 2000, and the results of their operations, changes in shareholders' equity and their cash flows for the year ended December 31, 2001 and December 31, 2000 and for the nine month period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2000 the Company changed its method of computing depreciation for its distribution network assets.

Our audit also comprehended the translation of the pounds sterling amounts into US dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such US dollar amounts are presented solely for the convenience of readers in the United States of America.






Deloitte & Touche
Gainsborough House
34-40 Grey Street
Newcastle upon Tyne
NE1 6AE
England

July 12, 2002

                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                  (In Millions)

                                                    Year ended December 31, 2001             Year ended        Nine months ended
                                                    ----------------------------             -----------       -----------------
                                                                                          December 31, 2000     December 31, 1999
                                                                                          -----------------     -----------------
                                                             $              (pound)            (pound)               (pound)
                                                          (See Note 1)
Operating Revenues                                             250            172                105                   68
Cost Of Sales                                                   26             18                 22                   17
                                                                --             --                 --                   --
Gross Margin                                                   224            154                 83                   51
                                                               ---            ---                 --                   --
Operating Expenses
Maintenance                                                     70             48                 52                   44
Depreciation and amortization                                   80             55                 48                   41
Selling, general and administrative                             63             44                 37                   29
                                                                --             --                 --                   --
Income/(Loss) From Operations                                   11              7               (54)                 (63)
                                                                --              -               ----                 ----
Total Other Income, Net                                          -              -                  1                    6
                                                                 -              -                  -                    -
Net Interest Expense
Interest Expense                                             (138)           (95)              (116)                 (87)
Interest Income                                                 13              9                  3                    1
                                                                --              -                  -                    -
Net Interest Expense                                         (125)           (86)              (113)                 (86)
                                                             -----           ----              -----                 ----
Loss From Continuing Operations Before Income
Taxes
                                                             (114)           (79)              (166)                (143)
Benefit For Income Taxes                                        31             21                 51                   47
                                                                --             --                 --                   --
Loss From Continuing Operations Before
Discontinued Operations
                                                              (83)           (58)              (115)                 (96)
Income From Discontinued Operations Net of Income
Taxes of $28,(pound)19,(pound)77 and(pound)61
                                                                61             42                162                  129
Cumulative Effect on Prior Years (To December 31,
1999) of Changing to a Different Depreciation
Method                                                           -              -                  8                    -

Operations, Net of Income Taxes Charge (Benefit)
of ($51), ((pound)35),(pound)- and ((pound)8)                               (100)               (68)                    -
                                                                 8
                                                                 -          -----               ----                    -
Net (Loss)/Income                                            (122)           (84)                 55                   41
                                                             =====           ====                 ==                   ==


====================================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                  (In Millions)

                                                                 December 31, 2001                 December 31, 2000
                                                                 -----------------                 -----------------
                                                                   $                        (pound)                 (pound)
                                                                   (See Note 1)
ASSETS
FIXED ASSETS                                                         1,436                    987                   1,093
                                                                     -----                    ---                   -----
CURRENT ASSETS
Cash and cash equivalents                                              320                    220                      11
Investments                                                              -                      -                      14
Accounts receivable, less provision for
uncollectibles of (pound)2 ($3) and (pound)19
                                                                       118                     81                     111
Unbilled revenue                                                        37                     26                     109
Electricity and gas trading contracts                                    -                      -                      76
Prepaids and other                                                       9                      6                      59
                                                                         -                      -                      --
Total current assets                                                   484                    333                     380
                                                                       ---                    ---                     ---
OTHER ASSETS
Goodwill, net of accumulated amortization of (pound)44
($64) and (pound)92
                                                                       473                    325                     873
Investments, long-term                                                   -                      -                      34
Prepaid pension asset                                                    -                      -                     133
Electricity and gas trading contracts                                    -                      -                      22
Other non-current assets                                                19                     13                      71
                                                                        --                     --                      --
Total other assets                                                     492                    338                   1,133
                                                                       ---                    ---                   -----
Total assets                                                         2,412                  1,658                   2,606
                                                                     =====                  =====                   =====
====================================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

               (In Millions, except shares and per share amounts)

                                                                December 31, 2001                December 31, 2000
                                                                -----------------                -----------------
                                                                    $                     (pound)                 (pound)
                                                                         -                -------                 -------
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Share capital,(pound)1 par value common shares,
440,000,100, authorized,
440,000,002 issued and outstanding                                     640                    440                     440
Accumulated other  comprehensive  income, net
                                                                         6                      4                       -
Retained (deficit)/profit                                             (26)                   (18)                      66
                                                                      ----                   ----                      --
Total shareholders' equity                                             620                    426                     506
                                                                       ---                    ---                     ---

Long-term debt                                                       1,119                    769                   1,161
 Company-Obligated Mandatorily Redeemable Trust
 Securities of Subsidiary Holding Solely Junior
 Subordinated Deferrable Interest Debentures

                                                                       230                    158                     178
OTHER NON-CURRENT LIABILITIES
Deferred income taxes                                                  305                    210                     220
Provision for uneconomic electricity and gas contracts
                                                                         -                      -                      21
Electricity and gas trading contracts                                    -                      -                      23
Other                                                                   19                     13                      15
                                                                        --                     --                      --
Total other non-current liabilities                                    324                    223                     279
                                                                       ---                    ---                     ---
CURRENT LIABILITIES
Current portion of long-term debt                                        -                      -                       4
Short-term debt                                                          -                      -                     106
Accounts payable                                                        15                     10                      78
Accrued liabilities and deferred income                                 94                     65                     115
Income taxes payable                                                    10                      7                      47
Electricity and gas trading contracts                                    -                      -                      76
Other current liabilities                                                -                      -                      56
                                                                       ---                     --                      --
Total current liabilities                                              119                     82                     482
                                                                       ---                     --                     ---
Commitments and Contingencies (Note 4)
Total shareholders' equity and liabilities                           2,412                  1,658                   2,606
                                                                     =====                  =====                   =====

====================================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements.


                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                          (In Millions, except Shares)


                                                  Share Capital                 Retained            Accumulated other   Total
                                                                                 Profit               comprehensive    (pound)
                                                                     Amount    (Deficit)               income, net
                                                     Shares         (pound)     (pound)                  (pound)
Balance, April 1, 1999                           440,000,002         440          (30)                       -           410
Net income for the period                                              -            41                       -            41
                                                 ------------        ---         -----                     ---           ---
                                                           -
Balance, December 31, 1999                       440,000,002         440            11                       -           451
Net income for the year                                                -            55                       -            55
                                                 -----------         ---         -----                     ---           ---
                                                           -
Balance, December 31, 2000                       440,000,002         440            66                       -           506
Change in fair value of cash flow                          -           -                                     4             4
hedges, net of tax of(pound)2
Net loss for the year                                      -           -          (84)                       -          (84)
                                                 -----------         ---         -----                     ---          ----

Balance, December 31, 2001                       440,000,002         440          (18)                       4           426
                                                 ===========         ===          ====                       =           ===

The accompanying notes are an integral part of these consolidated financial statements.

                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (In Millions)

                                                                     Year ended               Year ended           Nine months
                                                                    December 31,             December 31,       ended December 31,
                                                                       2001                     2000                1999
                                                             $               (pound)           (pound)             (pound)
Cash flows from operating activities:
Net (loss)/income                                             (122)            (84)               55                   41
Adjustments  to reconcile net  (loss)/income  to net
cash provided by operating activities:
Cumulative   effect  of  a  change  in  depreciation
method, net of tax                                                -               -              (8)                    -
Depreciation     of    fixed    asset     investment
included in cost of sales                                         2               1               11                    7
Loss/(gain) on sale of discontinued operations                   89              61                -                  (8)
Depreciation                                                     91              63               52                   43
Amortization                                                     20              14               24                   18
Loss on redemption of debt                                       50              35                -                    -
Gain on sale of long-term investment                              -               -                -                  (3)
Deferred income taxes                                            24              17               17                 (11)
Changes in assets and liabilities:
Receivables and unbilled revenue                                (4)             (3)             (12)                 (24)
Prepaid pension asset                                             -               -             (18)                 (17)
Provisions  for  uneconomic   electricity   and  gas              -               -              (4)                  (1)
contracts
Accounts payable                                                  4               2              (1)                    2
Other                                                             -               -               24                   23
                                                                  -               -               --                   --
Net cash provided by operating activities                       154             106              140                   70
                                                                ---             ---              ---                   --

Cash flows from investing activities:
Proceeds from sale of discontinued operations
                                                              1,033             710                -                    -
Capital expenditures                                          (105)            (72)            (104)                (100)
Proceeds from sale of property, plant and equipment
                                                                  6               4                1                    1
Proceeds from sale of long-term investment
                                                                  -               -                -                    3
Reduction in short-term investments                              20              14                2                   10
Other                                                             -               -                -                  (1)
                                                                  -               -                -                  ---
Net cash provided by investing activities                       954             656            (101)                 (87)
                                                                ---             ---            -----                 ----

                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                            (In Millions)

                                                           Year ended December 31, 2001       Year ended        Nine months ended
                                                                                           December 31, 2000    December 31, 1999
                                                            $                (pound)          (pound)              (pound)
Cash flows from financing activities:
Repayment of Trust Securities                                   (9)             (6)                -                    -
Proceeds from issuance of long-term debt
                                                                  -               -              165                    -
Repayments of long-term debt                                  (641)           (441)             (12)                (140)
Net change in short-term debt                                 (154)           (106)            (190)                  154
                                                              -----           -----            -----                  ---
Net cash (used in)/provided by financing activities
                                                              (804)           (553)             (37)                   14
                                                              -----           -----             ----                   --

Increase/(decrease) in cash and cash   equivalents
                                                                304             209                2                  (3)
Beginning of period cash and cash equivalents
                                                                 16              11                9                   12
                                                                 --              --                -                   --
End of period cash and cash equivalents                         320             220               11                    9
                                                                ===             ===               ==                    =


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                             Year ended December 31, 2001     Year ended        Nine months ended
                                                                                           December 31, 2000    December 31, 1999

                                                               $              (pound)          (pound)              (pound)
Cash paid for interest                                          151             104              113                   74
                                                                ===             ===              ===                   ==
Cash paid for income taxes                                       25              17               14                    1
                                                                 ==              ==               ==                    =

The accompanying notes are an integral part of these consolidated financial statements.

1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           General

           Yorkshire Power Group Limited ("YPG") was incorporated as a private company with limited liability under the laws of England and Wales in July 1996. In 1997, YPG acquired Yorkshire Electricity Group plc ("YEG"), at the time one of the twelve Regional Electricity Companies in England and Wales. YPG's primary asset is the outstanding shares of Yorkshire Holdings plc, a public limited company incorporated under the laws of England and Wales, which, in turn, beneficially owns all of the outstanding shares of YEG.

           YPG, through its wholly-owned subsidiary Yorkshire Electricity Distribution plc ("YED") is primarily engaged in one industry segment: electricity distribution, which involves the distribution of electricity by YED across its network to end users.

           On April 3, 2001, Innogy Holdings plc ("Innogy") acquired 94.75% of the issued share capital of YPG from its prior owners, American Electric Power Company Inc. and Xcel Energy Inc. Xcel Energy Inc. retained a 5.25% ownership interest. On September 21, 2001, CE Electric UK Limited acquired 94.75% of the issued share capital of YPG from Innogy.

           Basis of presentation

           The consolidated financial statements of YPG and its subsidiaries ("YPG Group") are presented in pounds sterling ((pound)) and in conformity with accounting principles generally accepted in the United States of America.

           The consolidated balance sheet, income statement, statement of cash flows and certain information in the notes to the consolidated financial statements are presented in Pounds Sterling ((pound)) and in US dollars ($) solely for the convenience of the reader, at the exchange rate of (pound)1 = $1.4543, the Noon Buying Rate in New York on December 31, 2001. This presentation has not been translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". No representation is made that the pounds sterling amounts have been, could have been, or could be converted into US dollars at that or any other rate of exchange.

           YPG Group is not subject to cost-based rate regulation but, rather, is subject to price cap regulation and, therefore, the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") do not apply.

           Principles of consolidation

           The consolidated balance sheet includes the accounts of YPG and its wholly-owned and majority-owned subsidiaries and has been prepared from records maintained by YPG Group in the UK. Significant intercompany items are eliminated on consolidation.

           Use of estimates

           The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           Revenue Recognition

           Revenues are stated net of value added tax ("VAT") and include accrued revenues for service provided but unbilled at the end of each reporting period.

           Financial instruments

           YPG Group enters into interest rate and cross currency swaps as a part of its overall risk management strategy and does not hold or issue material amounts of derivative financial instruments for trading purposes. If the interest rate and cross currency swaps were to be sold or terminated, any gain or loss would be recognized in the period of the transaction. If the debt instrument being hedged by the swaps were to be extinguished, any gain or loss attributable to the swap would be recognized in the period of the transaction.

           Contracts for differences ("CFDs") were used primarily to hedge the Supply Business against the price risk of electricity purchases from the Pool. Use of these CFDs was carried out within the framework of YPG Group's purchasing strategy and hedging guidelines. CFDs were accounted for as hedges and consequently, gains and losses were deferred and recognized over the same period as the item hedged. Gains and losses were recognised on CFDs when settlement was made, which was generally monthly. Gains and losses on CFDs were recognized as a decrease or increase to cost of sales based upon the difference between fixed prices in the CFD compared to variable prices paid to the Pool for the period. Gains and losses based upon the difference between fixed prices in the CFD compared to variable prices paid to the Pool for future electricity purchases were not recognized until the period of such settlements.

           On July 31, 2001, YEG sold its Supply Business to Npower Yorkshire Limited, a wholly-owned subsidiary of Innogy. As of that date, therefore, YEG ceased to operate the Supply Business and all risks and liabilities associated therewith transferred to Innogy.

           YPG Group considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

           On January 1, 2001, YPG Group adopted Statement of Financial Accounting Standards Nos. 133 and 138 (SFAS Nos.133/138) pertaining for the accounting for derivative instruments and hedging activities. SFAS Nos 133/138 require an entity to recognize all of its derivatives as either assets or liabilities in its statement of financial position and measure those instruments at fair value. If the conditions specified in SFAS Nos. 133/138 are met, those instruments may be designated as hedges. Changes in the value of hedge instruments would not impact earnings, except to the extent that the instrument is not perfectly effective as a hedge. Initial adoption of SFAS Nos. 133/138 did not have a material impact on the results of operations for YPG Group.

           Derivative commodity instruments

           YPG Group used derivative commodity instruments to reduce exposure to commercial risks associated with its gas supply business.

           If an instrument ceased to be accounted for as a hedge, for example, because the underlying hedged position was eliminated, the instrument was marked to market and any resulting profit or loss recognized at that time.

           In accordance with EITF 98-10 gains or losses arising from speculative trading, which were only undertaken within agreed risk parameters, were recognized in the income statement in the period in which they occurred.

           On July 31, 2001, YEG sold its Supply Business to Npower Yorkshire Limited, a wholly-owned subsidiary of Innogy. As of that date, therefore, YEG ceased to operate the Supply Business and all risks and liabilities associated therewith transferred to Npower Yorkshire Limited.

           Comprehensive income

           Differences between net income and comprehensive income relate to fair value adjustments on cash flow hedges.

           Cash and cash equivalents

           YPG Group considers all short-term investments with an original maturity of three months or less to be cash equivalents.

           Property, plant and equipment

           Property, plant and equipment is recorded at fair market value as adjusted at April 1, 1997 in accordance with APB 16. Items capitalized subsequent to the acquisition are recorded at cost, which includes materials, labor and appropriate overhead costs. Customer contributions towards construction of distribution-related assets reduce the cost of such assets.

           YPG's policy is to record depreciation on a straight-line basis. Assets are depreciated using the following estimated useful lives:

                                                                  Years
           Distribution network                                   50
           Meters                                                 Up to 15
           Buildings                                              Up to 60
           Fixtures and equipment                                 Up to 15
           Vehicles and mobile plant                              Up to 10

           Customer contributions on distribution assets are credited to the income statement on a straight-line basis over a 50 year period.

           YPG has revised the estimated useful economic lives of its distribution network assets in order to provide a more accurate useful estimated life for each asset type. Distribution network assets are now depreciated over a period of 50 years. The previous policy was to depreciate such assets over a period of between 10 and 80 years. Meters are depreciated over a period of between 10 and 15 years. The effect of this change in the year ended December 31, 2001 was to decrease net income by (pound)4 million gross of tax. This is included within depreciation in the consolidated statement of income.

           Capitalization of Interest and Deferred Financing Costs

           Prior to the commencement of operations, interest is capitalized on the costs of the construction projects and resource development to the extent incurred. Capitalized interest and other deferred charges are amortized over the lives of the related assets.

           Deferred financing costs are amortized over the term of the related financing using the effective interest method.

           Goodwill

           YPG's policy is to amortize acquisition costs in excess of fair value of net assets of the business acquired using the straight-line method over a period of 40 years. Recoverability (evaluated on the basis of undiscounted operating cash flow analysis) is reviewed when events or changes in circumstances indicate that the carrying amount may exceed fair value. Goodwill shown in the accompanying consolidated balance sheet relates to the acquisition of YEG.

           Investments

           YPG accounts for investments in marketable debt and equity securities in accordance with Statement of Financial Accounting Standards No. 115, "Investments in Certain Debt and Equity Securities" ("SFAS 115"). YPG's investments are classified as available-for-sale under SFAS 115. Securities whose fair market values are readily determinable are reported at fair value. Securities whose fair market values are not readily determinable are recorded at the lower of cost or net realizable value.

           Income taxes

           YPG accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This standard requires that deferred income taxes be recorded for temporary differences between the financial statement basis and the tax basis of assets and liabilities and loss carry-forwards and that deferred tax balances be based on enacted tax laws at rates that are expected to be in effect when the temporary differences reverse.

           New Accounting Pronouncements

           In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets" which establish accounting and reporting for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001, to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized but tested for impairment on an annual basis. SFAS No. 142 is effective for YPG beginning January 1, 2002. Under the current method of assessing goodwill for impairment, which uses an undiscounted cash flow approach, no material impairment existed at December 31, 2001. For 2002, YPG will begin to test goodwill for impairment under the new rules, applying a fair-value-based approach. YPG is in the process of quantifying the anticipated impact on its financial condition and results of operations of adopting the provisions of SFAS No. 142, which could be significant. The historical impact of not amortizing goodwill would have been to increase net income for the years ended December 31, 2001 and 2000 and the nine months ended December 31, 1999 by (pound)14 million, (pound)24 million and (pound)18 million, respectively assuming no impairment had been required in those periods. However, impairment reviews may result in future periodic write-downs.

           In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses the accounting for legal obligations associated with the retirement of tangible, long-lived assets, and the associated asset retirement costs. This pronouncement is effective for financial years beginning after June 15, 2002. YPG is evaluating the impact that adoption of this standard will have on its financial statements.

           In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The adoption of SFAS No. 144 on January 1, 2002 did not have any impact on YPG Group's financial statements.

2.         RETIREMENT BENEFITS

           Pension Plans

           YEG operated two plans, one based on defined contributions and a second based on defined benefits.

           Defined Contribution Plan

           The defined contribution plan was established on December 1, 1991. From April 1, 1995, only new employees were eligible to join this plan. This plan was transferred to Npower Yorkshire Limited under the agreement for the sale of YEG's Supply Business. The remaining YPG employees who were participants of this plan were transferred to a Northern Electric section of the plan. The assets of the defined contribution plan are held and administered by an independent trustee. The cost recognized for this plan for the year ended December 31, 2001, the year ended December 31, 2000 and the nine months ended December 31, 1999, was less than (pound)1 million in each accounting period.

           Defined Benefit Plan

           YEG participated in the ESPS, which provides pension and other related defined benefits, based on final pensionable pay, to employees throughout the electricity supply industry in the UK. The YPG section of the ESPS was transferred to Npower Yorkshire Limited under the agreement for the sale of YEG's Supply Business. The remaining YPG employees who were participants of this plan transferred to the Northern Electric section of the ESPS.

           YEG used the projected unit credit actuarial method for accounting purposes. Amounts funded to the pension plan are primarily invested in equity and fixed income securities.


                                                           2001            2000
                                                        (Amounts in millions)
                                                    $       (pound)      (pound)
Reconciliation of Projected Benefit Obligation
Projected benefit obligation at January 1            1,183     813          818
Service cost                                             8       5            8
Interest cost                                           31      22           29
Participants' contributions                              1       1            1
Benefits paid                                         (51)    (35)         (35)
Actuarial gain                                           -       -          (8)
Amounts transferred to Npower Yorkshire Limited
                                                   (1,043)   (717)            -
                                                   -------   -----       ------
                                                       129      89          813
Northern Electric scheme                               845     581            -
                                                       ===     ===            =
Projected benefit obligation at December 31            974     670          813
                                                       ===     ===          ===

                                                           2001            2000
                                                       (Amounts in millions)
Reconciliation of Fair Value of Plan Assets         $        (pound)    (pound)
Fair value of plan assets at January 1               1,407     967          987
Actual return on plan assets                            54      37           12
Employer contributions                                   3       2            2
Participants' contributions                              1       1            1
Benefits paid                                         (51)    (35)         (35)
Amounts transferred to Npower Yorkshire Limited
                                                   (1,283)   (882)            -
                                                   -------   -----         ----
                                                       131      90          967
Northern Electric scheme                               940     646            -
                                                       ---     ---            -
Fair value of plan assets at December 31             1,071     736          967
                                                     =====     ===          ===

                                                           2001            2000
                                                        (Amounts in millions)
                                                    $        (pound)     (pound)
Funded status                                           96      66          154
Unrecognized net actuarial loss                      (197)   (135)         (31)
Unrecognized prior service cost                          -       -           10
                                                         -       -           --
Prepaid pension cost                                   293     201          133
                                                       ===     ===          ===

The weighted average rates assumed in the actuarial calculations as of the following dates were:
                                                           December 31,
                                            2001           2000            1999
                                             %               %              %
Discount rate                               4.75           4.75            4.75
Annual salary rate increase                 4.00           4.00            4.25
Expected long-term rate of
  return on plan assets                     6.75           7.00            7.50

The components of the plan's net periodic pension cost during the period are shown below (in millions):

                                   Year ended       Year ended      Nine months
                                   December 31,     December 31,  ended December
                                      2001              2000          31, 1999
                                $         (pound)      (pound)         (pound)
Service cost                        8         5           11              8
Interest                           31        22           38             27
Curtailment loss                    -         -            1              -
Expected return on plan assets   (54)      (37)         (67)           (51)
Net amortization and deferral       -         -            1              1
                                    -         -            -              -
Net periodic pension credit      (15)      (10)         (16)           (15)
                                 ====      ====         ====           ====

3.         REGULATORY MATTERS

           The principal legislation governing the structure and regulation of the electricity industry in Great Britain is the Electricity Act, as amended by the Utilities Act and related secondary legislation. The Electricity Act created the institutional framework under which the industry is currently regulated, including the post of Director General (the "Regulator"), who was appointed by the Secretary of State. The Regulator's office and support staff were collectively known as OFFER. Both OFFER and OFGAS were replaced by Ofgem in June 1999 in anticipation of the formal merger of the electricity and gas regulatory offices under the Utilities Act. The posts of Director General of both Gas and Electricity Supply were replaced by GEMA in November 2000 under the Utilities Act, with the then Director General of both Gas and Electricity Supply becoming chairman of GEMA. GEMA comprises a number of executive and non-executive members. The management committee of Ofgem reports to GEMA, which determines strategy and decides on major policy issues.

           GEMA's functions under the Electricity Act (as amended by the Utilities Act) include granting licenses to generate, transmit, distribute or supply electricity; proposing modifications to licenses and, in the case of non-acceptance of such proposals by licensees, making license modification references to the Competition Commission; enforcing compliance with license conditions; calculating the Fossil Fuel Levy rate and collecting the levy; determining certain disputes between electricity licensees and customers; setting standards of performance for electricity licensees; and liaising as appropriate with the GECC.

           Revenue from the Distribution Business is controlled by a formula principally based on P x (1+(RPI-Xd)) where P is the previous year's maximum average price per Unit of electricity distributed, RPI is the percentage change in the UK Retail Price Index between the six-month period from July to December in the preceding year and the same period in the second preceding year and Xd is set by Ofgem in connection with each review (the "Distribution Price Control Formula"). Xd is currently 3%. Therefore the maximum average price in any year is based in part on the maximum average price in the preceding year, such that a price reduction in any given year has an ongoing effect on the maximum average price for all subsequent years. Because RPI is based on a weighted average of the prices of goods and services purchased by a typical household, which may bear little resemblance to the inputs contributing to a licensed distributor's business costs, the RPI calculation may not accurately reflect the price changes affecting the licensee. This formula determines the maximum average price per Unit of electricity distributed (in pence per kilowatt hour) which a licensed distributor is entitled to charge.

           At each price control review Ofgem has reviewed the costs and efficiency of each distribution license holder in Great Britain. Based upon an analysis of such costs and efficiencies, which takes into account a number of factors including operating and capital costs, the number and nature of customers and the nature and scale of the network serving those customers, Ofgem has determined a one-time adjustment to the distribution revenue of each distribution license holder.

           The most recent distribution price control review took effect from April 1, 2000 for the five-year period ending March 31, 2005. As a result of this review, YEG's allowed distribution revenue for the Regulatory Accounting Period commencing April 1, 2000 was reduced by 23% in real terms (the range of reductions for all distribution companies was between 19% and 33%) from the level permitted in the final year of the previous price control which ended on March 31, 2000. In addition, for the second through fifth Regulatory Accounting Periods in the five-year price control review period, the Xd factor will be equal to 3%, which means that in each of these years regulated distribution prices are required to fall in real terms by a further 3% per annum.

           In setting the distribution charges to apply during each Regulatory Accounting Period, each licensed distributor must project the permitted maximum average charge per Unit to be distributed in that Regulatory Accounting Period. The projection must take into account forecasts of Units distributed, distribution line losses, the actual change in RPI and NGC exit charges. Failure to forecast accurately may result in overcharging or undercharging, which is taken into account in the following Regulatory Accounting Period through a correction factor in the distribution price control formula. If a licensee has overcharged in a given Regulatory Accounting Period, the maximum average charge per Unit distributed in the following Regulatory Accounting Period is reduced by an amount to reflect the excess income received, to which is added interest at the average of the daily base rates of Barclays Bank plc during the period in respect of which the calculation falls plus 4%. In the event of undercharging, the Distribution Price Control Formula allows the licensee to recover the shortfall in income plus interest at the base rate.

           In certain instances, however, overcharging or undercharging by a licensee above specific percentage thresholds may result in adjustments by Ofgem. If in any Regulatory Accounting Period the average charge per Unit distributed exceeds the permitted maximum average charge per Unit distributed by more than 3%, then in the next following Regulatory Accounting Period the licensee may not increase distribution charges unless it has satisfied Ofgem that the average charge per Unit in that next following Regulatory Accounting Period is not likely to exceed the permitted maximum average charge. If, with respect to any two successive Regulatory Accounting Periods, the sum of the amounts by which the average charge per Unit distributed has exceeded the permitted maximum average charge per Unit distributed is more than 4% of that permitted maximum average charge, then, in the next following year, the licensee may be required by Ofgem to adjust its charges so that they fall within the maximum permitted average charge. If, with respect to two successive Regulatory Accounting Periods, the licensee undercharges by more than 10% of the maximum average charge, Ofgem may limit the amount by which such undercharging may be recovered.

           Since April 2000, the distribution price control formula is no longer notionally divided into metering and non-metering components. The current structure contains a general distribution allowance taking into account movements of some metering services to electricity supply (e.g. data collection). Non-half hourly meter provision and meter maintenance activities relating to network connections, which became competitive on April 1, 2000, are remunerated under the distribution price control formula. As part of the latest price control review, provisions were added to the distribution price control formula, which ensure that any reduction in operating costs resulting from a decline in the provision of metering services is reflected in lower permitted revenues.

           Connection charges are levied when a customer first connects to a licensee's distribution system or makes a material change in electricity supply requirements. These charges are excluded from the Distribution Price Control Formula. Since 1994 there has been compe-tition in providing connections to new customers and limitations on the extent to which, and the circumstances in which, customers wishing to be connected would be required to pay for the costs of reinforcement of the distribution system.

4.         COMMITMENTS AND CONTINGENCIES

           Electricity and gas purchase agreements

           As part of the sale of Regional Power Generators Limited during the year ended December 31, 1999, a number of contracts were renegotiated. This enabled YEG to release its balance sheet provision for uneconomic electricity and gas contracts. In the light of renegotiated contracts, a reduced provision of (pound)32 million was created. The provision related to a financial instrument, which compensated Regional Power Generators Limited in respect of gas purchases in excess of market price for a period up to the year ended December 31, 2008. The provision, for the net present value of expected future payments, reflected management's expectation of market prices of electricity (to which the contract was partially indexed) and future gas prices. The provision at December 31, 2000 was (pound)20 million and represented the fair value of this financial instrument.

           In addition, YEG agreed to purchase portions of the output of Yorkshire Cogen Limited, a former subsidiary disposed of as part of the sale of the Generation Business, for up to 20 years.

           YEG entered into a medium-term gas purchase agreement with a major gas supplier, which had a potential end date of October 2003. However due to a change in market conditions this contract was terminated in January 2001. YEG also had a small number of swing contracts with other parties for the purchase of gas, all on normal commercial terms. There were three contracts in total, which were to terminate between 2002 and 2007.

           Following the sale of the Supply Business, YEG ceased to have an interest in any electricity and gas purchase agreements, including the foregoing agreements.

           Legal Proceedings

           Litigation and arbitration may affect various companies in the YPG Group in the normal course of business. While the ultimate outcome of these proceedings cannot be predicted with certainty, we do not believe that any pending proceedings will have a material adverse effect on our results of operations or financial position.

           Operating Leases

           YPG has commitments under operating leases with various terms and expiration dates. Rental expenses incurred for operating leases in the year ended December 31, 2001, the year ended December 31, 2000 and the nine months ended December 31, 1999 were (pound)5 million ($7 million), (pound)7 million and (pound)6 million respectively.

           Future minimum commitments under these operating leases as of December 31, 2001 are as follows:

           Due during the year ended December 31:
                                                       (pound)
                                                      (millions)
                      2002                                 -
                      2003                                 2
                      2004                                 1
                      2005                                 -
                      2006                                 -
                      Thereafter                           1
                                                        ----
                      Total                                4
                                                        ====

           Labor Subject to Collective Bargaining Agreements

           A majority of YPG's employees are subject to one of three collective bargaining agreements. Such agreements are ongoing in nature, and YPG's employees participation level is consistent with that of the electric utility industry in the UK.

5.         INCOME TAXES

           YPG's income tax benefit from continuing operations is as follows:

                     Year ended       Year ended December     Nine months ended
                   December 31, 2001       31, 2000           December 31, 1999
                       $      (pound)      (pound)                  (pound)
           Current       58       40          69                       22
           Deferred    (27)     (19)        (18)                     (25)
                       ----     ----        ----                     ----
           Total         31       21          51                       47
                         ==       ==          ==                       ==

           The following is a reconciliation of the difference between the amount of income taxes from continuing operations computed by multiplying book income before income taxes by the statutory rate, and the amount of income taxes reported (in millions):

                                         Year ended     Year ended   Nine months
                                        December 31,    December 31,  ended
                                           2001             2000    December 31,
                                                                       1999
                                      $       (pound)    (pound)      (pound)
Loss from continuing operations
before income taxes
                                       114        79       166          143
Income taxes computed at statutory
rate (tax rate 30%)                     34        23        50           43

Amortization of goodwill at 30%        (3)       (2)       (2)          (1)

Other                                    -         -         3            5
                                         -         -         -            -
Total income tax benefit
                                        31        21        51           47
                                        ==        ==        ==           ==

The tax effect of temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheet and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows (in millions):

                                        December 31, 2001      December 31, 2000
                                        $         (pound)             (pound)
Deferred tax liabilities:
Property                                 305        210                 222
Pension                                    -          -                   5
Other                                      -          -                 (9)
                                           -          -                 ---
Net deferred tax liability               305        210                 218
Portion included in current assets         -          -                   2
                                           -          -                   -
Long-term deferred tax liability         305        210                 220
                                         ===        ===                 ===

The tax years since 1996 are currently under review by the Inland Revenue in the UK. In the opinion of management, the settlement of open years will not have a material adverse effect on results of operations, financial position or cash flows of YPG Group.

6.         FINANCIAL INSTRUMENTS

           YPG Group may enter into interest rate and cross currency swaps as a part of its overall risk management strategy and does not hold or issue material amounts of derivative financial instruments for trading purposes. If any interest rate and cross currency swaps that may be entered into were to be sold or terminated, any gain or loss would be deferred and amortized over the remaining life of the debt instrument being hedged by the swaps. If the debt instrument being hedged by the swaps were to be extinguished, any gain or loss attributable to the swap would be recognized in the period of the transaction.

           YPG Group considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

           Contracts for differences ("CFDs") were used primarily to hedge the Supply Business against the price risk of electricity purchases from the Pool. Use of these CFDs was carried out within the framework of YPG Group's purchasing strategy and hedging guidelines. CFDs were accounted for as hedges and consequently, gains and losses were deferred and recognized over the same period as the item hedged. Gains and losses were recognised on CFDs when settlement was made, which was generally monthly. Gains and losses on CFDs were recognized as a decrease or increase to cost of sales based upon the difference between fixed prices in the CFD compared to variable prices paid to the Pool for the period. Gains and losses based upon the difference between fixed prices in the CFD compared to variable prices paid to the Pool for future electricity purchases were not recognized until the period of such settlements. Following the disposal of the Supply Business, YEG is no longer a party to any CFDs.

           In February 1998, YPG issued $300 million aggregate principal amount of 6.496% Senior Notes due 2008. The dollar interest payments are hedged using cross-currency swaps maturing in 2008.

           In June 1998, YPG issued $275 million aggregate principal amount of 8.08% Trust Securities due 2038. In the absence of appropriate cover for this maturity, cross currency swaps were taken out which mature in June 2008. The original nominal value of the cross-currency swaps was $265 million. YPG repurchased Trust Securities with a nominal value of approximately $8 million in the year ended December 31, 2001, $6 million in the year ended December 31, 2000 and $3 million in the nine months ended December 31, 1999. The aggregate nominal value of the cross-currency swaps at December 31, 2001 was $256 million.

           Payments to counter-parties in respect of cross-currency swaps are recorded as an interest expense.

           At December 31, 2001 and December 31, 2000 YPG was party to cross-currency swap agreements with a notional value of (pound)363 million and (pound)556 million respectively.

           The estimated fair values of YPG's financial instruments are as follows (in millions):

                                                      December 31, 2001                    December 31, 2000
                                             Carrying Amount         Fair Value        Carrying Amount  Fair Value
                                            $          (pound)    $           (pound)       (pound)       (pound)
           Long term debt (including        (1,349)     (927)     (1,494)     (1,027)       (1,343)       (1,361)
           Trust Securities)
           Cross currency swap
           agreements                            8         5           8           5             -          (10)


           The fair value of long-term debt is estimated based on quoted market prices for the same or similar issues or the current rates offered to YPG for debt of the same remaining maturities. The fair values of any cross currency swap and interest rate cap agreements entered into are determined by reference to prices available from the markets on which these instruments are traded.

7.         PROPERTY, PLANT AND EQUIPMENT

           Property, plant and equipment consisted of the following (in millions):

                                        December 31,2001       December 31, 2000
                                       $            (pound)           (pound)

Distribution network                    2,050        1,409             1,333
Non-network land and buildings             22           15                38
Other                                     114           79               213
Consumer contributions                  (529)        (364)             (328)
                                        -----        -----             -----
                                        1,657        1,139             1,256
Accumulated depreciation                (246)        (169)             (177)
                                        -----        -----             -----
Property, plant and equipment, net      1,411          970             1,079
Construction work in progress              25           17                14
                                           --           --                --
Net fixed assets                        1,436          987             1,093
                                        =====          ===             =====

8.         LONG TERM DEBT

           Long term debt consisted of the following (in millions):

                                                 December 31,       December 31,
                                                      2001              2000
                                               $          (pound)        (pound)

7.25% Eurobonds, due 2028                         274        189           198
8.625% Eurobonds, due 2005                          -          -           151
9.25% Eurobonds, due 2020                         303        208           206
6.154% Senior Notes, due 2003                       -          -           234
6.496% Senior Notes, due 2008                     300        206           201
8.08% Trust Securities, due 2038                  230        158           178
Floating Rate Reset Senior Notes, due 2005        242        166           167
European Investment Bank:
7.52% credit facility, due 1999-2002                -          -             8
                                                    -          -             -
Total                                           1,349        927         1,343
Less current maturities                             -          -           (4)
Less Trust Securities                           (230)      (158)         (178)
                                                -----      -----         -----
Long term debt, net of current maturities
 and Trust Securities                           1,119        769         1,161
                                                =====        ===         =====

Long term debt outstanding at December 31, 2001 is payable as follows (in millions):

                                                $                 (pound)
During the years ending December 31,
2002                                                 -                 -
2003                                                 -                 -
2004                                                 -                 -
2005                                               242               166
2006                                                 -                 -
Thereafter                                       1,107               761
                                                 -----               ---
Total                                            1,349               927
                                                 =====               ===

         Yorkshire Capital Trust I (the "Trust"), is a statutory business trust created for the sole purpose of issuing trust securities and investing the proceeds in an equivalent amount of Junior Subordinated Deferrable Interest Debentures, Series A due 2038 issued by Yorkshire Power Finance Limited (YPF), a subsidiary of YPG. On June 9, 1998 the Trust issued 11,000,000 shares of 8.08% Trust Securities at the liquidation amount of $25 per Trust Security. The Trust invested the $275 million proceeds in an equivalent amount of 8.08% Junior Subordinated Deferrable Interest Debentures, Series A due 2038 of YPF which in turn loaned the net proceeds to YPG. Substantially all of the Trust's assets will consist of the Junior Subordinated Deferrable Interest Debentures. YPG considers that the mechanisms and obligations relating to the Trust Securities issued for its benefit, taken together, constitute a full and unconditional guarantee by it of the Trust's payment obligations with respect to the Trust Securities.

         The issue raised net proceeds of (pound)162 million, which was used as working capital and for the repayment of short-term debt.

         Yorkshire Power Pass-Through Asset Trust 2000-1 (the "PATS Trust") is a New York common law trust, the sole assets of which consist of

        (i) a 100% beneficial interest in(pound)155 million principal amount of Reset Senior Notes due February 15, 2020 (the "Senior Notes") issued by Yorkshire Finance 2 ("YPF2"), a subsidiary of YPG; and

        (ii) the rights of the PATS Trust under a currency swap with UBS AG, London Branch (the "Currency Swap") and an option granted to UBS AG, London Branch (the "Call Option").

9.         SHORT-TERM DEBT

           Short-term debt consisted of the following (in millions):

                                  December 31, 2001       December 31, 2000
                                $          (pound)            (pound)

Syndicated credit facility       -             -                 85
Bank loans                       -             -                 14
Loan notes                       -             -                  7
                                 -             -                ---
Total                            -             -                106
                                 =             =                ===

10.        DISCONTINUED OPERATIONS

           YEG's Supply Business was disposed of during the year ended December 31, 2001.

           The results, which are presented in accordance with US GAAP, show losses from continuing operations (i.e., from the retained Distri-bution Business), in each of the periods to December 31, 2001. In each period, the losses arise as a result of the requirement to eliminate the effects of all transactions, including those in respect of the retained Distribution Business, with YEG's former Supply Business which was disposed of on July 31, 2001.

           Going forward, however, the YPG Group in fact will receive revenues in respect of the retained Distribution Business which were previously internal to the Group. These revenues will be received from the owner of YEG's former Supply Business and/or from other third parties who may from time to time supply electricity to the customers of YEG's former Supply Business. Reported historic losses from continuing operations are therefore not necessarily reflective of the future financial performance of YPG.

           The following condensed financial information relates to the discontinued activities of the Supply Business.

                                     Year ended        Year ended   Nine months
                                    December 31,       December 31,    ended
                                        2001               2000     December 31,
                                                                        1999
                                      $        (pound)    (pound)     (pound)
Consolidated Statements of Income
Operating revenues                     1,190      818       1,407        969
Cost of Sales                          (902)    (620)     (1,025)      (700)
                                       -----    -----     -------      -----
Gross Margin                             288      198         382        269
Operating Costs                        (145)    (100)       (143)       (79)
                                       -----    -----       -----       ----
Income from operations                   143       98         239        190
Net interest expense                    (54)     (37)           -          -
                                        ----     ----           -          -
Income before income taxes                89       61         239        190
Provision for income taxes              (28)     (19)        (77)       (61)
                                        ----     ----        ----       ----
Income from discontinued operations       61       42         162        129
Loss on disposal, net of income
  taxes of ($51), (pound)35,  -, -     (100)     (68)           -          -
                                       -----     ----           -
Net (loss)/income                       (39)     (26)         162        129
                                        ====     ====         ===        ===

                                              Year ended December 31, 2000
                                            $                      (pound)
Consolidated Balance Sheets
Fixed Assets                                   115                      79
Current Assets                                 468                     322
Other Assets (including Goodwill
 of (pound)534                               1,053                     724
                                             -----                     ---
Total Assets                                 1,636                   1,125
                                             =====                   =====

Other non-current liabilities                  111                      76
Current liabilities                            397                     273
Corporate Funding                            1,128                     776
                                             -----                     ---
Total shareholders' equity and liabilities   1,636                   1,125
                                             =====                   =====

           YEG's Generation Business was disposed of during the year ended March 31, 1999. Provision was made in the year ended March 31, 1999 for income taxes arising on the gain. However, a favorable adjustment to tax liabilities of (pound)8 million, in respect of the disposal, has been recognized in the nine months ended December 31, 1999.

           The information presented in the financial statements for continuing operations is stated net of transactions with the former Supply Business whilst that business was part of the YPG Group. As the continuing Distribution Business is substantially a de facto monopoly, sales will continue to be made to the former Supply Business. The following table shows the results if the transactions with the former Supply Business had not been eliminated.


                                     Year ended        Year ended   Nine months
                                    December 31,       December 31,    ended
                                        2001               2000     December 31,
                                                                        1999
                                                (Amounts in millions)
                                      $        (pound)    (pound)     (pound)
Operating revenues from
 continuing operations:
As reported                             250        172        105          68
Sales to former Supply Business         131         90        177         175
Continuing operations restated          381        262        282         243
Operating income/(loss):
As reported                              11          7       (54)        (63)
Transactions with former
 Supply Business                        116         80        154         147
Continuing operations restated          127         87        100          84

11.        BUSINESS RESTRUCTURING

           A voluntary redundancy programme for employees of YED and YEDSL is taking place in 2002. The costs of the voluntary redundancy programme were charged against income in 2001.

                          INDEPENDENT AUDITORS' REPORT

To The Shareholders and Board of Directors of Yorkshire Power Group Limited and Subsidiaries

We have audited the consolidated financial statements of Yorkshire Power Group Limited and its subsidiaries (the "Company") as of December 31, 2001 and December 31, 2000, and for the years ended December 31, 2001 and December 31, 2000 and, for the nine month period ended December 31, 1999 and have issued our report thereon dated July 12, 2002. Our audits also included the financial statement schedule of the Company, listed in Item 18. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




Deloitte & Touche
Gainsborough House
34-40 Grey Street
Newcastle upon Tyne
NE1 6AE
England


July 12, 2002

                 YORKSHIRE POWER GROUP LIMITED AND SUBSIDIARIES

          SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

        Column A                    Column B               Column C                Column D          Column E
                                                          Additions
Description                        Balance at      Charged to     Charged to       Deductions      Balance at End
                                  Beginning of     Costs and    Other Accounts                       of Period
                                     Period         Expenses
Year ended December 31, 2001
Deducted from Assets:
Accumulated Provision for                19             -          (17)(a)              -                2
                                         ==             =          =======              =                =
Uncollectible Accounts

Year ended December 31, 2000
Deducted from Assets:
Accumulated Provision for                 9            14                -           4(b)               19
                                          =            ==                =           ====               ==
Uncollectible Accounts

Nine months ended
December 31, 1999
Deducted from Assets:
Accumulated Provision for                 9             4                -           4(b)                9
                                          =             =                =           ====                =
Uncollectible Accounts

a) Amounts transferred to Npower Yorkshire Limited under the agreement for the sale of YEG's Supply Business

b)    Uncollectible accounts written off

                           GLOSSARY OF SELECTED TERMS

When used in this report, the following terms will have the meanings indicated below.

"AEP" means American Electric Power Company, Inc.

"Authorized Area" means YEG's service area as determined by its PES License

"British Energy" means British Energy plc

"CE" means CE Electric UK Limited

"Competition Act" means the UK Competition Act 1998

"Competition Commission" means the body created in the UK by the Competition Act which performs the functions previously performed by the UK Monopolies and Mergers Commission

"Data Management Services" means the metering and data services in support of the electricity trading arrangements

"Distributable Reserves" means accumulated, realized profits so far as not previously utilized by distribution or capitalization, less accumulated realized losses and, in the case of public limited companies, unrealized losses, which may be legally distributed by way of dividends

"Distribution Business" means the business of distributing electricity on behalf of suppliers in the Distribution Services Area, including the business of providing new connections to YED's electricity distribution network and the business of providing distributor metering and data services

"Distribution Services Area" means YED's service area, as defined in its electricity distribution license

"DUoS" means distribution use of system

"EdF" means Electricite de France

"Electricity Act" means the UK Electricity Act 1989

"Electricity Association" means the body that represents companies involved in the generation, transmission, distribution or supply of electricity

"EMFs" means electromagnetic fields

"ESPS" means Electricity Supply Pension Scheme

"EU" means the European Union

"FASB" means the US Financial Accounting Standards Board

"GECC" means Gas and Electricity Consumer Council in Great Britain (also known as energywatch)

"GEMA" means Gas and Electricity Markets Authority in Great Britain

"Generation Business" means the business of generating electricity at power stations

"Grid" means the national electricity transmission system owned by the National Grid Company in England and Wales

"GWh" means gigawatt hours

"Innogy" means Innogy Holdings Plc (the UK business of the company which formerly was known as National Power plc)

"International Power" means International Power plc (formerly known as National Power plc)

"Ionica" means Ionica Group plc

"km" means kilometers

"kV" means kilovolts

"kW" means kilowatts

"kWh" means kilowatt hours

"LV" means low voltage

"MEHC" means MidAmerican Energy Holdings Company

"MW" means megawatt

"NETA" means the New Electricity Trading Arrangements, since March 27, 2001 the means by which electricity is bought and sold on a bilateral basis in England and Wales.

"NGC" means the National Grid Company plc, which is wholly-owned by NGG

"NGG" means the National Grid Group plc

"OFFER" means the Office of Electricity Regulation, being the office of the Director General of Electricity Supply, the person appointed by the Government of Great Britain to regulate the electricity industry in Great Britain, which body has now been replaced by Ofgem

"OFGAS" means the Office of Gas Regulation, being the office of the Director General of Gas Supply, the person appointed by the Government of Great Britain to regulate the gas industry in Great Britain, which body has now been replaced by Ofgem

"Ofgem" means the Office of Gas and Electricity Markets in Great Britain, being the office of support staff of GEMA

"PES" means public electricity supplier

"PES License" means the public electricity supply license held by YEG prior to October 1, 2001

"Pool" means the wholesale trading market for electricity in England and Wales that was replaced by NETA on March 27, 2001

"Pooling and Settlement Agreement" means the agreement which governed the constitution and operation of the Pool and the calculation of payments to and from generators and suppliers

"PowerGen" means PowerGen plc

"REC" means one of the 12 regional electricity companies in England and Wales licensed to supply electricity prior to October 1, 2001

"Regulatory Accounting Period" means the 12 month regulatory accounting period, each ended March 31

"Scottish and Southern" means Scottish and Southern Energy plc

"ScottishPower" means Scottish Power plc

"SEC" means the US Securities and Exchange Commission

"SFAS" means US Statement of Financial Accounting Standards

"Supply Business" means the supply of electricity and/or gas to end-user customers

"UK" means the United Kingdom

"Unit" means kWh

"US" means the United States of America

"US GAAP" means Generally Accepted Accounting Principles in the United States of America

"US Parents" means MEHC and Xcel

"Utilities Act" means the UK Utilities Act 2000

"YED" means Yorkshire Electricity Distribution plc

"YEDSL" means Yorkshire Electricity Distribution Services Limited

"YEG" means Yorkshire Electricity Group plc

"Yorkshire Finance" means Yorkshire Power Finance Limited, a subsidiary of Yorkshire Power Group Limited

"Yorkshire Finance 2" means Yorkshire Power Finance 2 Limited, a subsidiary of Yorkshire Power Group Limited

"YPF" means Yorkshire Finance and Yorkshire Finance 2 collectively

"YPG" means Yorkshire Power Group Limited

"YPG Group" means Yorkshire Power Group Limited and its subsidiaries

"Yorkshire Holdings" means Yorkshire Holdings plc, a subsidiary of Yorkshire Power Group Limited

"Yorkshire Trust" means Yorkshire Capital Trust I

"Xcel" means Xcel Energy Inc.

SIGNATURES

Pursuant to the requirements of the Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant, Yorkshire Power Group Limited, certifies that it has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on July 12, 2002.


                                    YORKSHIRE POWER GROUP LIMITED






                                     By:  /s/ Paul J. Leighton
                                              Paul J. Leighton
                          duly authorised by a power of attorney of the board of directors dated June 27, 2002